Exhibit 99.2

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

OF

SSR MINING INC.

TO BE HELD ON

THURSDAY, MAY 14, 2020

March 18, 2020

SSR MINING INC.

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

When

Thursday, May 14, 2020, at 2:00 p.m. (Vancouver time)

Where

Out of an abundance of caution, to proactively deal with potential issues arising from the unprecedented public health impact of Coronavirus Disease 2019 (COVID-19), and to limit and mitigate risks to the health and safety of our communities, shareholders ("Shareholders"), employees, directors and other stakeholders, we will hold our 2020 annual and special meeting of Shareholders to be held on Thursday, May 14, 2020 (the "Meeting") in a virtual only format this year conducted by live audio webcast.

The virtual Meeting will be accessible online at https://web.lumiagm.com/247074210 starting at 2:00 p.m. (Vancouver time) on Thursday, May 14, 2020.

What

We will cover the following items of business:

1. Receive the audited financial statements of SSR Mining Inc. for the year ended December 31, 2019 and the auditor's report thereon;

2. Set the number of directors at eight;

3. Elect directors for the ensuing year;

4. Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company's auditor for the ensuing year and authorize the directors to set the auditor's remuneration;

5. Vote, on a non-binding advisory basis, on a resolution to accept the Company's approach to executive compensation, as more particularly described and set forth in the accompanying management information circular (the "Circular");

6. Consider and, if deemed advisable, approve, with or without variation, an ordinary resolution, approving the Company's 2020 Share Compensation Plan (as defined in the Circular), as more particularly described and set forth in the Circular; and

7. Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

ii

Board's Recommendations

The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.

Meeting Format

The Company is holding the Meeting this year as a completely virtual Meeting, which will be conducted via live webcast, where all Shareholders regardless of geographic location will have an equal opportunity to participate at the Meeting online. Shareholders will not be able to attend the Meeting in person.

Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Meeting online, all in real time, at https://web.lumiagm.com/247074210, provided they are connected to the Internet and comply with all of the requirements set out in the Circular.

Beneficial Shareholders (being Shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) will be able to attend the Meeting, ask questions and vote, all in real time, if they duly appoint themselves as their own proxy holder and comply with all of the requirements set out in the Circular relating to that appointment and registration. Failing which, any beneficial Shareholder will be able to attend the Meeting as a guest but will not be able to vote or ask questions at the Meeting.

Your Vote is Important

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the "Meeting Materials"), our financial statements and our management's discussion and analysis for the year ended December 31, 2019 (collectively, the "Financial Information") to Shareholders using the notice-and-access provisions under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 - Continuous Disclosure Obligations.

On or about April 3, 2020, we will mail to Shareholders of record as of the close of business on March 26, 2020 a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.

Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.ssrmining.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-484-8212 or toll free at 1-888-338-0046.

DATED at Vancouver, British Columbia, this 18th day of March, 2020.

BY ORDER OF THE BOARD

(signed) "Adrian G. Dirassar"

Adrian G. Dirassar

Vice President, Legal, General Counsel
and Corporate Secretary

SSR Mining Inc.

iii

SSR MINING INC.
2020 MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	ii

GENERAL PROXY INFORMATION	1
SOLICITATION OF PROXIES	1
RECEIVING DOCUMENTS	1
REGISTERED AND BENEFICIAL SHAREHOLDERS	2

VOTING	2
WHO CAN VOTE	2
HOW TO VOTE	2
CHANGING YOUR VOTE	6
VOTING RESULTS	7
NOTICE REGARDING NON-GAAP MEASURES	7
ADDITIONAL INFORMATION	8

ABOUT THE MEETING	8
TIME, DATE AND PLACE	8
ITEMS OF BUSINESS	8
QUORUM AND APPROVAL	10
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	10
SHARES OUTSTANDING AND PRINCIPAL HOLDERS	11
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11

DIRECTORS	11
NUMBER OF DIRECTORS	11
ELECTION OF DIRECTORS	11
MAJORITY VOTING FOR DIRECTORS	12
DIVERSITY	12
TERM LIMITS AND RETIREMENT POLICY	16
INFORMATION ABOUT DIRECTOR NOMINEES	16
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS	25

APPOINTMENT AND REMUNERATION OF THE AUDITOR	25

ADVISORY VOTE ON EXECUTIVE COMPENSATION	26

APPROVAL OF 2020 SHARE COMPENSATION PLAN	26
BACKGROUND	27
ADMINISTRATION OF THE 2020 SHARE COMPENSATION PLAN	28
OPTIONS	29
RESTRICTED SHARE UNITS AND PERFORMANCE SHARE UNITS	31
CHANGE OF CONTROL	33
CHANGE OF CONTROL - EXERCISE TO PARTICIPATE IN TRANSACTION	33
TRANSFERABILITY	34
AMENDMENT PROVISIONS IN THE 2020 SHARE COMPENSATION PLAN	34
PROPOSED RESOLUTION AND BOARD'S RECOMMENDATION	35

REPORT ON EXECUTIVE COMPENSATION	36

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS	40
INTRODUCTION	40
COMPENSATION PHILOSOPHY	40
PERFORMANCE ANALYSIS	41
COMPENSATION GOVERNANCE	44
EXECUTIVE PERFORMANCE EVALUATION AND SUCCESSION PLANNING	49
COMPENSATION RISK MANAGEMENT	49
COMPONENTS OF COMPENSATION	51
SHARE OWNERSHIP GUIDELINES	56
2019 COMPENSATION RESULTS	57
INCENTIVE PLAN AWARDS	58
2019 INCENTIVE PLAN AWARDS	60
TERMINATION AND CHANGE OF CONTROL BENEFITS	63

GOVERNANCE	68
ABOUT THE BOARD	68
POSITION DESCRIPTIONS	69
DIRECTOR INDEPENDENCE	69
OTHER DIRECTORSHIPS	70
DIRECTOR ATTENDANCE	71
ETHICAL CONDUCT	71
CONFLICTS OF INTEREST	72
BOARD COMMITTEES	72
ORIENTATION AND CONTINUING EDUCATION	75
ASSESSMENTS	76

DIRECTOR COMPENSATION	77
DSU PLAN	78
OUTSTANDING OPTION- AND SHARE-BASED AWARDS	80
DSU PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR	81

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	81
EQUITY COMPENSATION PLAN INFORMATION	82

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	82

MANAGEMENT CONTRACTS	82

ADDITIONAL INFORMATION	82

DIRECTORS' APPROVAL	83

SCHEDULE "A" 2020 SHARE COMPENSATION PLAN	A-1

SCHEDULE "B" BOARD OF DIRECTORS CHARTER	B-1

SCHEDULE "C" VIRTUAL AGM USER GUIDE	C-1

SSR MINING INC.
2020 MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") has been prepared to provide information to shareholders ("Shareholders") of SSR Mining Inc. ("SSR Mining" or the "Company") as of the close of business on March 26, 2020, the "record date" for the 2020 annual and special meeting of Shareholders to be held on Thursday, May 14, 2020 (the "Meeting").

The Meeting will be held as a completely virtual Meeting, which will be conducted via live audio webcast at https://web.lumiagm.com/247074210. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided below. For more information on how to attend and participate in the Meeting online, please see the Virtual AGM User Guide attached to this Circular as Schedule "C".

All information in the Circular is as at March 18, 2020 unless otherwise noted. All dollar amounts in the Circular are expressed in United States dollars, and Canadian dollars are referred to as "C$".

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in the Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held on May 14, 2020 at 2:00 p.m. (Vancouver time) via live webcast at https://web.lumiagm.com/247074210 for the purposes set out in the accompanying Notice of Meeting.

We will solicit proxies for the Meeting primarily by mail; however, directors, officers and employees of the Company may also solicit proxies by telephone, electronic transmission or in person in respect of the Meeting. The solicitation of proxies for the Meeting is being made by or on behalf of management of SSR Mining, and SSR Mining will bear the cost in respect of the solicitation of proxies for the Meeting. In addition, we may reimburse brokers and nominees for reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of common shares of SSR Mining (the "Common Shares").

Receiving Documents

Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form ("VIF" and, together with the Notice of Meeting and the Circular, collectively, the "Meeting Materials"), our financial statements and our management's discussion and analysis for the year ended December 31, 2019 (the "Financial

Information") to Shareholders using the notice-and-access provisions under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 - Continuous Disclosure Obligations.

On or about April 3, 2020, we will mail to Shareholders of record as of the close of business on March 26, 2020 a notice (the "N&A card") containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.

If you received the N&A card by mail, you will not receive a printed copy of the Meeting Materials or our Financial Information in the mail. Instead, the N&A card instructs you how to access and review all of the important information contained in those documents. The N&A card also instructs you on how you may submit your proxy over the Internet or by telephone. If you received the N&A card by mail and would like to receive a printed copy of the Meeting Materials or our Financial Information, you should follow the instructions for requesting such materials included in the N&A card.

Copies of the Meeting Materials and the Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.ssrmining.com/agm.cfm. You may request a paper copy of the Meeting Materials and the Financial Information by contacting the Corporate Secretary at 604-484-8212 or toll free at 1-888-338-0046.

Registered and Beneficial Shareholders

The N&A card and VIF are being sent to both registered and beneficial Shareholders.

As a Shareholder, you may request printed copies of our annual and interim financial statements and management's discussion and analysis by checking the appropriate box on the enclosed VIF.

VOTING

Who Can Vote

You are entitled to receive notice of and vote at the Meeting if you held our Common Shares as of the close of business on March 26, 2020, the record date.

Each Common Share that you own entitles you to one vote on each item of business at the Meeting.

How to Vote

We are holding the Meeting in a virtual only format this year out of an abundance of caution to proactively deal with the potential issues arising from the unprecedented public health impact of COVID-19 and to limit and mitigate risks to the health and safety of our communities, Shareholders, employees, directors and other stakeholders. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

There are different ways to submit your voting instructions, depending on whether you are a registered or beneficial Shareholder. You may vote before the Meeting by completing your form of proxy form or VIF in accordance with the instructions provided therein. Beneficial Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Common Shares are voted at the Meeting.

If you attend the Meeting online, it is important that you are connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. For more information on how to vote at the Meeting online, please see the Virtual AGM User Guide attached to this Circular as Schedule "C".

Registered Shareholders

You are a registered Shareholder if you have a share certificate registered in your name.

Attending and Voting at the Meeting

Do not complete the proxy form if you want to attend the live webcast and vote at the Meeting.

Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/247074210. Such persons may then enter the Meeting by clicking "I have a login" and entering a Username and Password before the start of the Meeting.

  Registered Shareholders: The control number located on the form of proxy or in the email notification that you received is the Username. The Password to the Meeting is "ssrmining2020" (case sensitive).

If, as a registered Shareholder, you are using your control number to log-in to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online.

  Duly appointed proxy holders: Computershare Investor Services Inc. ("Computershare") will provide the proxy holder with a Username by e-mail after the voting deadline has passed. The Password to the Meeting is "ssrmining2020" (case sensitive).

Registered Shareholders who wish to appoint a third party proxy holder to represent them at the Meeting MUST submit their duly completed proxy form or VIF AND register the proxy holder. See "Voting by Proxy" below.

Voting by Proxy

Mr. A.E. Michael Anglin, Chair of the Board of Directors of the Company (the "Board"), or failing him, Mr. Paul Benson, President and Chief Executive Officer of the Company, have agreed to act as the SSR Mining proxy holders. You can appoint someone other than the SSR Mining proxy holders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxy holder, print the name of the person you want in the space provided. This person does not need to be a Shareholder.

On any ballot, your proxy holder must vote your Common Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Common Shares will be voted accordingly. If there are other items of business that come before the Meeting, or amendments or variations to the items of business, your proxy holder will have the discretion to vote as he or she see fit.

If you appoint the SSR Mining proxy holders but do not tell them how to vote your Common Shares, your Common Shares will be voted:

  For the fixing the number of directors at eight;

  For the nominated directors listed on the proxy form and in the Circular;

  For re-appointing PricewaterhouseCoopers LLP ("PwC") as the independent auditor and authorizing the Board to fix the auditor's remuneration;

  For the Company's approach to executive compensation; and

  For the approval of the Company's 2020 Share Compensation Plan.

This is consistent with the voting recommendations by the Board and management. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the SSR Mining proxy holders will vote according to management's recommendation.

A proxy will not be valid unless it is signed by the registered Shareholder, or by the registered Shareholder's attorney with proof that they are authorized to sign. If you represent a registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to our transfer agent, Computershare Investor Services Inc. at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States. You may also vote on the Internet or by telephone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on May 12, 2020, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if it is postponed or adjourned. The Chair of the Meeting has the discretion to accept late proxies.

If you appoint someone other than the SSR Mining proxy holders to be your proxy holder to attend, participate or vote at the Meeting, you MUST submit your proxy form or VIF (as applicable) appointing such third party proxy holder AND register the third party proxy holder, as described below. Registering your proxy holder is an additional step to be completed AFTER you have submitted your proxy form or VIF. Failure to register the proxy holder will result in the proxy holder not receiving a Username to attend, participate or vote at the Meeting.

  Step 1: Submit your proxy form or VIF: If you are a registered Shareholder and wish to appoint a third party proxy holder to attend, participate or vote at the Meeting as your proxy and vote your Common Shares, you have to insert such person's name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxy holder, which is an additional step to be completed once you have submitted your form of proxy or VIF.

  Step 2: Register your proxy holder: To register a proxy holder, Shareholders MUST visit www.computershare.com/ssrmining by 2:00 p.m. (Vancouver time) on May 12, 2020 and provide Computershare with the required proxy holder contact information, so that Computershare may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the Meeting.

Beneficial Shareholders

You are a beneficial Shareholder if your Common Shares are registered in the name of:

  Your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your Common Shares in a nominee account; or

  A clearing agency like Canadian Depository for Securities Limited (CDS).

We must send the N&A card with the VIF to your intermediary so they or their service company (typically, Broadridge Financial Solutions, Inc.) can forward them to you, unless you have indicated that you do not wish to receive certain proxy-related materials. The package should include a VIF for you to complete with your voting instructions. Your intermediary is responsible for properly executing your voting instructions. A VIF cannot be used to vote at the Meeting.

Beneficial Shareholders should carefully follow the instructions of their intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such Shareholders' instructions.

Voting Using the Voting Instruction Form

Sign and date the VIF that your intermediary sends to you and follow the instructions for returning the form. You may also vote online or by telephone by simply following the instructions on your VIF.

Attending and Voting at the Meeting

Beneficial Shareholders who have not duly appointed themselves as proxy holder will not be able to attend, participate or vote at the Meeting. This is because neither we nor our transfer agent have a record of our beneficial Shareholders and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxy holder. If you are a beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxy holder, by inserting your own name in the space provided on the VIF sent to you and must follow all of the applicable instructions provided by your intermediary.

Beneficial Shareholders who wish to attend, participate or vote at the Meeting MUST insert their own name in the space provided on the VIF sent to them by their intermediary, follow all of the applicable instructions provided by their intermediary AND register themselves as proxy holder, as described below. By doing so, beneficial Shareholders are instructing their intermediary to appoint the beneficial Shareholders themselves as proxy holder. It is important that beneficial Shareholders comply with the signature and return instructions provided by their intermediary. Failure to register the proxy holder will result in the proxy holder not receiving a Username to attend, participate or vote at the Meeting.

  Step 1: Submit your proxy form or VIF: If you are a beneficial Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering yourself as the proxy holder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a beneficial Shareholder located in the United States, you must also provide Computershare with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxy holder. See below under this section for additional details.

  Step 2: Register your proxy holder: To register a proxy holder, Shareholders MUST visit www.computershare.com/ssrmining by 2:00 p.m. (Vancouver time) on May 12, 2020 and provide Computershare with the required proxy holder contact information, so that Computershare may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the Meeting.

If you are a beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxy holder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the VIF sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxy holder must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (if by courier), and in both cases, must be labeled as "legal proxy" and received by no later than 2:00 p.m. (Vancouver time) on May 12, 2020.

Additionally, there are two kinds of beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or "NOBOs".

We may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Common Shares.

Changing Your Vote

Registered Shareholders

Registered Shareholders may revoke their proxy by sending a new completed proxy form with a later date or a written note signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered Shareholder that is a corporation or association, your written note must have the seal of the corporation or association and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice of revocation any time up to and including the last business day before the day of the Meeting or the day the Meeting is reconvened if it was postponed or adjourned.

Send the written notice to:

  Our registered office at: SSR Mining Inc., Suite 800, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia Canada V7X 1G4, Attention: Corporate Secretary; or

  Our transfer agent: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 or by fax at 1-866-249-7775 in Canada and the United States, and 001-416-263-9524 outside of Canada and the United States.

If, as a registered Shareholder, you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Meeting online.

Beneficial Shareholders

Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders can change their vote by contacting your intermediary right away so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Voting Results

We file our voting results on SEDAR (www.sedar.com) and will issue a press release with the voting results after the Meeting. The press release will also be available on SEDAR, on EDGAR (www.sec.gov/edgar.shtml) and on our website (www.ssrmining.com).

Notice Regarding Non-GAAP Measures

This Circular includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, including cash costs per payable ounce of precious metals sold and basic attributable income per share to manage and evaluate operating performance. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measure prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements. See "Non-GAAP Financial Measures" in our management's discussion and analysis of the financial position and results of operations for the year ended December 31, 2019 for a more detailed discussion of how we calculate such measures and for a reconciliation of certain measures to IFRS terms.

Additional Information

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

You can find financial information relating to the Company in our consolidated financial statements, management's discussion & analysis and Annual Information Form (or Annual Report on Form 40-F) for the most recently completed financial year. These documents are available on our website (www.ssrmining.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov/edgar.shtml). You can also request copies of these documents by contacting the Corporate Secretary at 604-484-8212 or toll free at 1-888-338-0046.

If you have any questions about the Meeting or the Meeting Materials, please call our Corporate Secretary at 604-484-8212 or toll free at 1-888-338-0046.

ABOUT THE MEETING

Time, Date and Place

The Meeting will be held at 2:00 p.m. (Vancouver time) on May 14, 2020 via live webcast at https://web.lumiagm.com/247074210 as set out in the Notice of Meeting.

Items of Business

We will cover the following items of business at the Meeting:

1. Receive the audited consolidated financial statements of the Company for the year ended December 31, 2019 and the auditor's report thereon;

2. Set the number of directors at eight;

3. Elect directors for the ensuing year;

4. Appoint PwC as the Company's auditor for the ensuing year and authorize the directors to set the auditor's remuneration;

5. Vote, on a non-binding advisory basis, on a resolution to accept the Company's approach to executive compensation, as more particularly described and set forth in the Circular;

6. Consider and, if deemed advisable, approve, with or without variation, an ordinary resolution, approving the Company's 2020 Share Compensation Plan (as defined in the Circular), as more particularly described and set forth in the Circular; and

7. Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

1. Receive our financial statements and the auditor's report

Our audited consolidated financial statements for the year ended December 31, 2019, and the auditor's report, are available on our website (www.ssrmining.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

2. Set the number of directors

It is proposed to set the number of directors for the following year at eight.

3. Elect directors

The Board has nominated eight directors for election at the Meeting. The eight nominees are:

A.E. Michael Anglin

Paul Benson

Brian R. Booth

Simon A. Fish

Gustavo A. Herrero

Beverlee F. Park

Steven P. Reid

Elizabeth A. Wademan

Each of the nominees is well-qualified to serve on the Board and has expressed willingness to do so. Directors will be elected for a one-year term, which will expire at the 2021 annual meeting of Shareholders.

4. Appoint the Company's independent auditor and authorize the Board to set the auditor's pay

The Board, on the recommendation of the Audit Committee, is recommending that PwC be reappointed as the independent auditor to serve until the 2021 annual meeting of Shareholders. PwC has been our auditor since 1989.

You will also be asked to authorize the Board to set the auditor's pay for 2020.

5. Advisory vote on executive compensation

After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as "Say on Pay"), the Board has determined to provide Shareholders with an annual non-binding "Say on Pay" advisory vote.

6. Approval of the Company's 2020 Share Compensation Plan

At the Company's 2017 annual and special meeting, Shareholders approved the 2017 Share Compensation Plan (the "2017 Share Compensation Plan") to replace each of the Company's prior stock option plan, restricted share unit plan and performance share unit plan (collectively, the "Prior Plans") for the award of stock options ("Options"), restricted share units ("RSUs") and performance share units ("PSUs") to Eligible Persons for all grants effective January 1, 2018.

Under the policies of the Toronto Stock Exchange ("TSX"), the Company's share compensation plan, and all unallocated options, rights or other entitlements thereunder, must be approved by Shareholders every three years. On March 18, 2020, the Board approved certain amendments to the 2017 Share Compensation Plan (the 2017 Share Compensation Plan, as amended by the amendments described in this Circular, is referred to herein as the "2020 Share Compensation Plan") subject to: Shareholders approving the 2020 Share Compensation Plan at the Meeting; and SSR Mining obtaining consent and approval of the TSX. The 2020 Share Compensation Plan will not take effect unless and until it is approved by the TSX and by Shareholders at the Meeting.

The Board has determined that the 2020 Share Compensation Plan is in the best interests of the Company and is recommending that Shareholders approve the 2020 Share Compensation Plan at the Meeting.

Reference should be made to the description of the 2020 Share Compensation Plan set out in the Circular. A blacklined copy of the 2020 Share Compensation Plan, as amended by the proposed amendments more particularly described in the Circular, is attached to the Circular as Schedule "A". All capitalized terms used in this section of the Circular that are not defined have the meaning given to them in the 2020 Share Compensation Plan.

7. Other business

We will consider other matters that properly come before the Meeting. As of the date of the Circular, we are not aware of any other items to be considered at the Meeting.

Quorum and Approval

We need a quorum of Shareholders to transact business. A quorum is two persons who are, or who represent by proxy, Shareholders who, in total, hold at least 33⅓% of the issued Common Shares entitled to vote at the Meeting.

We require a simple majority (50% plus 1) of the votes cast at the Meeting by Shareholders to approve all items of business at the Meeting.

The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

None of the following has a direct or indirect material interest, through beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of the directors or the appointment of the auditor, except as set forth in this Circular and except for any interest arising from the ownership of Common Shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of Common Shares of the Company:

  Our directors or executive officers, or any person who has held a similar position since January 1, 2019;

  The nominees for director; or

  Any of their associates or affiliates.

Shares Outstanding and Principal Holders

Our authorized capital consists of an unlimited number of Common Shares without par value. We had a total of 123,241,798 Common Shares issued and outstanding at the close of business on March 18, 2020, each of which carries the right to one vote. We have no other classes of voting securities and we do not have any restricted securities.

SSR Mining is listed on each of the TSX and Nasdaq Global Market ("Nasdaq") under the symbol SSRM.

The following Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of our outstanding Common Shares on the record date, according to the most recent early warning reports filed on SEDAR:

  Van Eck Associates Corporation owns 16,158,723 Common Shares (13.11%).

We are not aware of any other Shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding Common Shares.

Interests of Informed Persons in Material Transactions

We are not aware of any informed person or any nominee for director, or any associate or affiliate of the foregoing, who has a direct or indirect material interest in any transaction we entered into since January 1, 2019 or any proposed transaction, either of which will have a material effect on us or any of our subsidiaries.

An "informed person" means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction, directly or indirectly, over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if it has purchased, redeemed or otherwise acquired any of its Common Shares and for so long as it holds any of its Common Shares.

DIRECTORS

Number of Directors

Our Board presently consists of nine directors. Mr. Richard Paterson is not standing for re-election to the Board at the Meeting. It is therefore proposed to fix the number of directors for the following year at eight. The management proxy holders will vote for fixing the number of directors at eight, unless instructed otherwise.

Election of Directors

The Board has nominated eight individuals to stand for election as directors. All nominees are currently directors of the Company. Each elected director will serve for a one-year term which will expire at the 2021 annual meeting of Shareholders or until a successor is elected or appointed or if he or she otherwise ceases to be a director in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act. Each of the nominated directors has confirmed his or her willingness to serve on the Board for the next year.

The Chair of the Board is independent and our committees are made up entirely of independent directors. All of the nominated directors are independent other than Mr. Paul Benson, who is the President and Chief Executive Officer of the Company.

The management proxy holders will vote for the election of the eight director nominees, unless instructed otherwise.

Majority Voting for Directors

Pursuant to the Board's charter, each director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at a contested meeting. If a director is not elected by at least a majority, such director must immediately tender his or her resignation to the Board. The Board will determine whether to accept the resignation within 90 days after the date of the relevant security holders' meeting. The Board will accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A director who tenders his or her resignation pursuant to this provision will not participate in any meeting of the Board or any committee of the Board at which the resignation is considered.

Diversity

Our Corporate Governance and Nominating Committee (the "CGN Committee") has responsibility for recommending to the Board the nominees for election or re-election as directors at the annual meeting of Shareholders. As part of this process, our CGN Committee assesses the skills, expertise, experience and backgrounds of our directors annually, in light of the needs of our Board, including the extent to which the current composition of our Board reflects a diverse mix of identified competencies. Our CGN Committee charter is available for viewing on our website at www.ssrmining.com.

Our Board recognizes that a board composed of men and women with a mix of differing skills, experience, perspectives, age and characteristics leads to a more robust understanding of opportunities, issues and risks, and to stronger decision-making. In 2018, our Board of Directors adopted a Board Diversity Policy (the "Board Diversity Policy"), which promotes the benefits of, and need for, board diversity. Our CGN Committee reviews this policy annually and assesses its effectiveness in promoting a diverse Board, which includes an appropriate number of women directors. Our Board Diversity Policy is available for viewing on our website at www.ssrmining.com.

In addition, each of our Code of Business Conduct and Ethics (the "Code of Conduct") and our Employee Assistance Program promotes and supports diversity and inclusion. Our Code of Conduct is available for viewing on our website at www.ssrmining.com.

We are committed to a merit-based system for board composition within a diverse and inclusive culture, which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. We are also committed to improving the gender representation of our Board, and undertake to work diligently towards, among others: achieving a Board composition by 2022 in which at least thirty percent (30%) of our directors are women; and ensuring that our CGN Committee includes women directors.

Gender diversity was a particular focus for our CGN Committee in the most recent director search process in 2017, along with the need to recruit directors to strengthen our expertise in the areas of the international capital markets, legal and corporate governance. This search resulted in the appointment of each of Ms. Elizabeth A. Wademan and Mr. Simon A. Fish to the Board, effective January 1, 2018. As of the date of this Circular, and during 2019, two of our nine directors (22%) were women. Two of our eight director nominees (25%) are women. We also recognize the need to promote gender diversity within our executive officer positions, and as of the date of this Circular, and during 2019, our five-member executive team includes one woman, Ms. Nadine J. Block as Senior Vice President, Human Resources (20% of our executive officers).

In March 2019, we became a member of each of the Catalyst Accord 2022 and the 30% Club Canada, diversity initiatives aimed at accelerating the advancement of women in Canada. The Catalyst Accord 2022 aims to increase the average percentage of women on boards and women in executive positions in corporate Canada to 30% or greater by 2022 and share key metrics with Catalyst to benchmark collective progress towards these goals. The 30% Club Canada works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies, and is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership.

The CGN Committee has determined that each of the director nominees possess the competencies set out in the table below which are necessary for the Board to effectively fulfill its oversight responsibilities:

Board Competency Needs	Michael Anglin	Paul Benson	Brian Booth	Simon Fish	Gustavo Herrero	Beverlee Park	Steven Reid	Elizabeth Wademan
Strategic Leadership and Risk Management - Experience driving strategic direction and growth of an organization and assessment and management of risk	✓	✓	✓	✓	✓	✓	✓	✓
International - Experience working in one or more international jurisdictions, including exposure to a range of political, cultural, and regulatory environments	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Finance - Experience in corporate lending/borrowing and public markets transactions		✓	✓	✓	✓	✓		✓

Operations and General Management - Experience with mining operations, including production, exploration, reserves, capital projects, and related technology, in a leading mining or resource company; senior level general management/CEO experience in a major mining or industrial company

	✓	✓	✓	✓	✓	✓	✓	✓
Industry Knowledge - Exploration, development or operating knowledge or experience in the mining industry	✓	✓	✓	✓			✓	✓
Human Resources - Strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions - Experience in evaluating and executing significant mergers, acquisitions and assets sales and/or investment banking	✓	✓	✓	✓	✓	✓	✓	✓

Board Competency Needs	Michael Anglin	Paul Benson	Brian Booth	Simon Fish	Gustavo Herrero	Beverlee Park	Steven Reid	Elizabeth Wademan
Financial Literacy - Experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or U.S. GAAP, and/or IFRS)	✓	✓	✓	✓	✓	✓	✓	✓

Safety, Health, Environment and Community Relations

Strong understanding of the requirements and leading practices of workplace safety, health, environment and community relations, including the requirements needed for a strong safety culture, environmental stewardship, and effective working relationships with communities and mining regulators

	✓	✓	✓	✓	✓	✓	✓	✓
Government Relations - Experience in, or strong understanding of, the workings of government and public and regulatory policy in the jurisdictions in which the Company operates	✓	✓	✓	✓	✓			✓
Governance/Board - Experience as a Board member of a major organization	✓	✓	✓	✓	✓	✓	✓	✓

Information Technology/ Cybersecurity - Knowledge of information technology systems and management, digital innovation, and information technology-related change management (including artificial intelligence), business continuity (including risk mitigation) and disaster recovery plans

	✓			✓			✓	✓

Term Limits and Retirement Policy

There are no term limits for directors and the Board has not approved a retirement policy for directors at this time. We believe it is important to have a balance between directors who have a long history and organizational understanding of our business with diverse directors who bring new perspectives and ideas to our Board.

The Board believes its evaluation and director nominating processes are robust and ensure the appropriate Board renewal to support achievement of the Company's strategy without sacrificing the experience of contributing directors. The average board tenure for our directors is 6.3 years and our longest serving directors are Messrs. Anglin and Paterson, each of whom was appointed as a director in August 2008. Mr. Paterson is not standing for re-election to the Board at the Meeting. We monitor this average on an ongoing basis.

Information about Director Nominees

The following charts provide information on the eight director nominees. Included in these charts is: (a) information relating to each nominee's city, province or state and country of residence; (b) the period during which each has served as a director; (c) their membership on committees of the Board; (d) other public board memberships held; (e) Board and committee meeting attendance in the twelve months ended December 31, 2019; (f) their present principal occupation and principal occupations held in the last five years; (g) their current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and deferred share units ("DSUs") (or Options and PSUs in the case of Mr. Benson, our President and CEO) credited to each nominee; and (h) whether the nominee meets the requirements of our share ownership guidelines for directors. See "Director Compensation" beginning on page 77.

A.E. Michael Anglin
Berkeley, California, USA Age: 64 Director Since: August 7, 2008 Independent 2019 Vote Result: For: 99.48% Withheld: 0.52%

Mr. Anglin is the Chair of our Board and a member of our Corporate Governance and Nominating Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton, most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.

Other Public Company Directorships
Antofagasta plc
2019 Board/Committee Membership and Attendance
Board Corporate Governance and Nominating	9 of 9 4 of 4	100% 100%
Common Shares and DSUs (as at March 18, 2020)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
35,000	159,350	194,350	C$3,206,775
Minimum Value Required	Meets Share Ownership Guidelines
C$750,000	Yes

(1) Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 18, 2020 (C$16.50).

Paul Benson
Vancouver, British Columbia, Canada Age: 57 Director Since: August 1, 2015 Not Independent 2019 Vote Result: For: 99.71% Withheld: 0.29%

Mr. Benson serves as our President and Chief Executive Officer and a member of our Board of Directors. He has been employed at SSR Mining since August 2015 and brings more than 30 years of experience in various technical and business capacities. Most recently, Mr. Benson was CEO and Managing Director of Troy Resources Limited. Prior to that, for 20 years he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto, and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Masters of Science (Distinction) in Management from the London Business School.

Other Public Company Directorships
None
2019 Board/Committee Membership and Attendance
Board	9 of 9	100%
Options, Common Shares and PSUs (as at March 18, 2020)(1)
Options	Common Shares	PSUs
640,100	113,268	134,850
Minimum Value Required(2)	Meets Share Ownership Guidelines(2)
N/A	N/A

(1) As President and Chief Executive Officer, Mr. Benson does not receive directors' compensation, including DSUs.

(2) Mr. Benson is not subject to the requirements of our share ownership guidelines for directors. He is instead subject to the requirements for our share ownership guidelines for certain of our executive officers as discussed further in "Executive Compensation Discussion and Analysis - Share Ownership Guidelines" beginning on page 56.

Brian R. Booth
West Vancouver, British Columbia, Canada Age: 60 Director Since: May 31, 2016 Independent 2019 Vote Result: For: 99.64% Withheld: 0.36%

Mr. Booth is a member of our Compensation and Corporate Governance and Nominating Committees. During part of 2019, he also served as the Chair of our Safety and Sustainability Committee. He is also the President, CEO and a director of Element 29 Resources Inc. ("Element 29"), a private mining company, and has served as a director on numerous public and private mining companies for over 10 years. Prior to joining Element 29, he was President, CEO and a director of Pembrook Copper Corp. and Lake Shore Gold Corp. and previous to that held various exploration management positions at Inco Limited over a 23-year career, including Manager of Exploration - North America and Europe, Manager of Global Nickel Exploration and Managing Director PT Ingold for Australasia. Mr. Booth holds a B.Sc. in Geological Sciences from McGill University (1983) and was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.

Other Public Company Directorships
GFG Resources Inc.
2019 Board/Committee Membership and Attendance(1)
Board Compensation Corporate Governance and Nominating Safety and Sustainability	9 of 9 6 of 6 2 of 2 1 of 1	100% 100% 100% 100%
Common Shares and DSUs (as at March 18, 2020)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
18,724	29,667	48,391	C$798,452
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	Yes

(1)  Mr. Booth was appointed to the CGN Committee on March 10, 2019 and he stepped off the Safety and Sustainability Committee as of such date.

(2) Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 18, 2020 (C$16.50).

Simon A. Fish
Toronto, Ontario, Canada Age: 59 Director Since: January 1, 2018 Independent 2019 Vote Result: For: 99.67% Withheld: 0.33%

Mr. Fish was appointed to our Board in January 2018. He serves on our Compensation and Safety and Sustainability Committees and, during part of 2019, he also served as a member of our Audit and Corporate Governance and Nominating Committees. Mr. Fish is Executive Vice-President & General Counsel of BMO Financial Group. He leads the bank's global legal & regulatory group. He is responsible for corporate governance, mergers and acquisitions, banking regulation and supervision, and litigation. His remit includes overseeing the bank's environmental sustainability, ethics & conduct, banking ombudsman, and investigations functions. He is a member of the bank's executive management committee. He chairs the bank's enterprise regulatory committee and reputation risk management committee, and sustainability council. He joined BMO in 2008 from mining company CVRD (Vale) where he served as general counsel of the Canadian and international operations. Prior to that, he was general counsel and corporate secretary of Shell Canada. Before joining Shell, Mr. Fish practiced corporate and securities law with an international law firm. Mr. Fish has been named Canada's General Counsel of the Year and listed among Canada's Top 25 Most Influential Lawyers in the legal profession. He serves on the boards of a number of non-profit and charitable organizations. Mr. Fish holds business and law degrees from the University of Cape Town, the Washington College of Law and Harvard Business School.

Other Public Company Directorships
None
2019 Board/Committee Membership and Attendance(1)
Board Audit Compensation Corporate Governance and Nominating Safety and Sustainability	9 of 9 2 of 2 5 of 5 2 of 2 3 of 3	100% 100% 100% 100% 100%
Common Shares and DSUs (as at March 18, 2020)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
Nil	27,527	27,527	C$454,196
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	Yes

(1)  Mr. Fish was appointed to each of the Compensation Committee and the Safety and Sustainability Committee on March 10, 2019. As of such date, he stepped off each of the Audit Committee and the CGN Committee.

(2) Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 18, 2020 (C$16.50).

Gustavo A. Herrero
Buenos Aires, Argentina Age: 72 Director Since: January 8, 2013 Independent 2019 Vote Result: For: 99.54% Withheld: 0.46%

Mr. Herrero is the Chair of our Corporate Governance and Nominating Committee and a member of our Audit Committee. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) from November 1, 1999 until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina's largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina's leading paper and packaging manufacturer. Mr. Herrero also serves on the Advisory Committee of the university-wide David Rockefeller Center for Latin American Studies at Harvard. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.

Other Public Company Directorships
None
2019 Board/Committee Membership and Attendance
	Board Audit Corporate Governance and Nominating		9 of 9 5 of 5 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 18, 2020)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	Nil	96,877	96,877	C$1,598,471
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		Yes

(1)  Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 18, 2020 (C$16.50).

Beverlee F. Park
West Vancouver, British Columbia, Canada Age: 58 Director Since: May 20, 2014 Independent 2019 Vote Result: For: 99.58% Withheld: 0.42%

Ms. Park is the Chair of our Audit Committee and is one of our Audit Committee financial experts. She is also a member of our Compensation and Corporate Governance and Nominating Committees and, during part of 2019, served as a member of our Safety and Sustainability Committee. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is an FCPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park is a Corporate Director serving on two public company boards. Ms. Park has over 35 years of business experience, the majority of it in the forest industry where she held several executive roles with TimberWest Forest Corp. ("TimberWest"), most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming COO, Ms. Park also held the positions of Interim CEO, Executive Vice President and Chief Financial Officer as well as President, Couverdon Real Estate (TimberWest's land development division). Prior to joining TimberWest, Ms. Park was in senior financial roles at BC Hydro and KPMG LLP. Ms. Park has previously served on other private and public company and numerous not-for-profit boards, including the University of British Columbia.

Other Public Company Directorships
TransAlta Corporation
2019 Board/Committee Membership and Attendance
Board Audit Compensation Corporate Governance and Nominating Safety and Sustainability	9 of 9 5 of 5 6 of 6 2 of 2 1 of 1	100% 100% 100% 100% 100%
Common Shares and DSUs (as at March 18, 2020)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
5,790	69,886	75,676	C$1,248,654
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	Yes

(1)  Ms. Park was appointed to the CGN Committee on March 10, 2019 and stepped off the Safety and Sustainability Committee as of such date.

(2) Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 18, 2020 (C$16.50).

Steven P. Reid
Calgary, Alberta, Canada Age: 64 Director Since: January 8, 2013 Independent 2019 Vote Result: For: 99.66% Withheld: 0.34%

Mr. Reid serves as the Chair of our Safety and Sustainability Committee and is a member of our Audit Committee. During part of 2019, he also served as the Chair of our Compensation Committee. He has over 40 years of international business experience, including senior leadership roles in several countries. He held the position of Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer Dome Inc. in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated Limited and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA. He is also a holder of the Institute of Corporate Directors Director designation (ICD.D).

Other Public Company Directorships
Eldorado Gold Corporation Gold Fields Limited
2019 Board/Committee Membership and Attendance
Board Audit Compensation Safety and Sustainability	9 of 9 3 of 3 1 of 1 4 of 4	100% 100% 100% 100%
Common Shares and DSUs (as at March 18, 2020)
Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(2)
Nil	79,804	79,804	C$1,316,766
Minimum Value Required	Meets Share Ownership Guidelines
C$400,000	Yes

(1) Mr. Reid was appointed to the Audit Committee on March 10, 2019 and stepped off the Compensation Committee as of such date.

(2) Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 18, 2020 (C$16.50).

Elizabeth A. Wademan
Toronto, Ontario, Canada Age: 44 Director Since: January 1, 2018 Independent 2019 Vote Result: For: 99.58% Withheld: 0.42%

Ms. Wademan was appointed to our Board in January 2018. She is the Chair of our Compensation Committee and a member of our Safety and Sustainability Committee. Ms. Wademan is a senior capital markets professional with over 23 years of financial services experience. Ms. Wademan spent 18 years in investment banking at BMO Capital Markets where she was one of the firm's most senior capital markets professionals, responsible for leading capital markets advisory and complex transactions. She focused on the global metals and mining and technology sectors and was Head of Global Metals & Mining Equity Capital Markets prior to retiring in 2016. As a former Managing Director in Investment Banking, Ms. Wademan has extensive experience in capital markets and strategic advisory as well as a deep expertise in commodities and securities markets. She currently serves on the boards of Torex Gold Resources Inc., BSR REIT, and St. Joseph's Health Centre Foundation. Ms. Wademan obtained her Bachelor of Commerce in Finance and International Business from McGill University. She is a CFA charterholder and is a holder of the Institute of Corporate Directors Director designation (ICD.D).

Other Public Company Directorships
Torex Gold Resources Inc. BSR REIT
2019 Board/Committee Membership and Attendance
	Board Compensation Safety and Sustainability		9 of 9 6 of 6 4 of 4	100% 100% 100%
Common Shares and DSUs (as at March 18, 2020)
	Common Shares	DSUs	Total of Common Shares and DSUs	Market Value of Common Shares and DSUs(1)
	1,350	24,904	26,254	C$433,191
	Minimum Value Required		Meets Share Ownership Guidelines
	C$400,000		Yes

(1) Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 18, 2020 (C$16.50).

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the best of our knowledge, except as disclosed below, none of the proposed directors is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

  Was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

  Was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

  Became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Anglin was a director of EmberClear Corp. ("EmberClear") until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear's failure to file annual audited financial statements for the year ended June 30, 2014 and the related management's discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015. Mr. Anglin was also the non-executive Chairman of Laguna Gold Limited, a private Australian company, when its board of directors decided to put the company into receivership on December 19, 2018.

To the best of our knowledge, none of the proposed directors have, within the last ten years:

  Become bankrupt; or

  Made a proposal under any legislation relating to bankruptcy or insolvency; or

  Become subject to or instituted any proceedings, arrangement or compromise with creditors; or

  Had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of our knowledge, none of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.

APPOINTMENT AND REMUNERATION OF THE AUDITOR

At the Meeting, Shareholders will be asked to approve the appointment of PwC as the independent auditor of the Company to hold office until the 2021 annual meeting of Shareholders with remuneration to be approved by the Board. PwC has been our independent auditor since 1989.

For a description of fees paid to PwC in 2018 and 2019, please refer to our Annual Information Form filed on SEDAR at www.sedar.com and filed on EDGAR (www.sec.gov/edgar.shtml) as our Annual Report on Form 40-F.

The management proxy holders will vote for the appointment of PwC as the Company's independent auditor to hold office until the 2021 annual meeting of Shareholders with remuneration to be approved by the Board, unless instructed otherwise.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company endorses a "pay for performance" approach for executive compensation in order to reinforce the linkages between compensation and the Company's strategic objectives and risk management processes. We believe that a "pay for performance" philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviors that reinforce the Company's values while also delivering on its corporate objectives, thereby aligning executives' interests with those of our Shareholders. A detailed discussion of our executive compensation program is provided in "Executive Compensation Discussion and Analysis" beginning on page 40.

After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as "Say on Pay"), the Board determined in 2016 to provide Shareholders with an annual non-binding "Say on Pay" advisory vote. The purpose of the "Say on Pay" advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

"RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of SSR Mining Inc. (the "Company"), that the shareholders of the Company accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2020 annual and special meeting of the shareholders of the Company."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with Shareholders on compensation and related matters. The Company will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the Meeting.

The Board unanimously recommends that Shareholders vote FOR the approach to executive compensation as described in the Circular. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the approach to executive compensation as described and set forth in the Circular.

APPROVAL OF 2020 SHARE COMPENSATION PLAN

All capitalized terms used in this section of the Circular that are not defined have the meaning given to them in the 2020 Share Compensation Plan attached to this Circular as Schedule "A".

Background

At the Company's 2017 annual and special meeting, Shareholders approved the 2017 Share Compensation Plan which replaced the Prior Plans for the award of Options, RSUs and PSUs to Eligible Persons for all grants effective January 1, 2018. The 2017 Share Compensation Plan allows for settlement of all awards with Common Shares issued from treasury, which provides an opportunity for Eligible Persons to maintain share ownership for longer periods, and provides consistent provisions across all three types of share-based award.

The Board believes that the Company's compensation program, which includes the 2017 Share Compensation Plan, must be competitive with companies in its peer group and reflect current corporate governance best practices. Accordingly, on March 18, 2020, the Board approved certain amendments to the 2017 Share Compensation Plan, subject to Shareholders approving the 2020 Share Compensation Plan at the Meeting and the Company obtaining consent and approval of the TSX.

Such amendments include the following:

(a) Increasing the total number of Common Shares that may be issued pursuant to RSUs and PSUs awarded from 2% of the issued and outstanding Common Shares from time to time under the 2017 Share Compensation Plan to 2.2% of the issued and outstanding Common Shares from time to time under the 2020 Share Compensation Plan; and

(b) Permitting grants of PSUs by the Board at any time following commencement of the applicable Performance Period,

(together, the "Amendments to the 2017 Share Compensation Plan").

The 2020 Share Compensation Plan has been conditionally approved by the Board and the TSX, subject to Shareholder approval at the Meeting. To be effective, the 2020 Share Compensation Plan must be approved by a majority of the votes cast by the Shareholders present or represented by proxy at the Meeting. If the 2020 Share Compensation Plan is approved at the Meeting, the 2020 Share Compensation Plan will take effect at the close of business on the date of the Meeting.

A blacklined copy of the 2020 Share Compensation Plan, as amended by the Amendments to the 2017 Share Compensation Plan and together with certain clerical and administrative changes (all of which have been approved by the Board in accordance with the terms of the 2017 Share Compensation Plan), is attached to the Circular as Schedule "A". If approved by Shareholders, a final copy of the 2020 Share Compensation Plan will be filed on SEDAR under the Company's profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. The description of the 2020 Share Compensation Plan below does not address the provisions applicable to participants who are U.S. citizens or U.S. residents.

The purpose of the 2020 Share Compensation Plan is to advance the interests of the Company and Shareholders by attracting, retaining and motivating the performance of Eligible Persons (which consist of Employees or Service Providers of the Company or a Related Entity of the Company) of high caliber and potential upon whose judgement, initiative and effort the Company depends for the successful conduct of its business. The 2020 Share Compensation Plan continues to align the long-term compensation of Eligible Persons with Company performance and encourages Eligible Persons to acquire and retain an equity interest in the Company.

Pursuant to the rules and policies of the TSX, all unallocated options, rights or other entitlements under a listed corporation's security based compensation arrangement which does not have a fixed maximum aggregate number of securities issuable, such as the 2020 Share Compensation Plan, must be approved every three years by a majority of both the listed corporation's directors and its shareholders. Accordingly, the unallocated Options, PSUs and RSUs under the 2020 Share Compensation Plan must be approved by a majority of both the Company's directors and by its Shareholders.

If the 2020 Share Compensation Plan is approved by Shareholders at the Meeting, the Prior Plans and the 2017 Share Compensation Plan will continue to apply to awards that are outstanding to the date of such Shareholder approval; however, the Company will not issue any new awards under the Prior Plans or the 2017 Share Compensation Plan.

If the 2020 Share Compensation Plan is not approved by Shareholders at the Meeting, the 2017 Share Compensation Plan will expire at the close of the Meeting and all unallocated Options, RSUs and PSUs under the 2017 Share Compensation Plan will be cancelled. Thereafter, the Company will not have the ability to grant Options, RSUs or PSUs until the Shareholders (and any applicable regulatory authorities, including the TSX) approve a new security based compensation arrangement. If the 2017 Share Compensation Plan expires, Options, RSUs and PSUs previously granted under the 2017 Share Compensation Plan or the Prior Plans, as applicable, will remain valid and will be subject to the terms of the 2017 Share Compensation Plan or the Prior Plans, as the case may be, but will not be available for re-grant upon the expiration, cancellation or termination of such Options, RSUs or PSUs, as applicable.

The following is a summary of the terms of the 2020 Share Compensation Plan.

Administration of the 2020 Share Compensation Plan

The 2020 Share Compensation Plan will continue to be administered by the Board, taking into consideration any recommendations from the Compensation Committee. Subject to the provisions of the 2020 Share Compensation Plan, applicable laws and any approvals required of any regulatory authorities, the Board has the power and authority to administer and implement the 2020 Share Compensation Plan, including determining the types and number of Awards to be granted and the terms of such Awards. Furthermore, except as otherwise specified in the 2020 Share Compensation Plan, all determinations and interpretations under the 2020 Share Compensation Plan or any Award are within the sole discretion of the Board. Subject to certain restrictions, the Board may delegate to the Compensation Committee or any director, officer or employee of the Company duties and powers of the Board relating to the 2020 Share Compensation Plan.

Number of Common Shares Available for Issuance under the 2020 Share Compensation Plan

The number of Common Shares available for issuance under the 2020 Share Compensation Plan, together with all of the Company's other security based compensation arrangements that provide for the issuance from treasury of Common Shares or potential issuance by the Company out of its authorized and unissued Common Shares (collectively, the "Aggregate Plans"), will be limited to 6.5% of the Company's issued and outstanding Common Shares from time to time (i.e., on a "rolling" basis).

As at the date of this Circular, there were: (i) an aggregate of 1,968,559 Options issued and outstanding under the 2017 Compensation Plan or the Prior Plans, as applicable, representing approximately 1.60% of the Company's issued and outstanding Common Shares; (ii) an aggregate of 302,109 RSUs issued under the 2017 Compensation Plan, representing approximately 0.25% of the Company's issued and outstanding Common Shares; and (iii) an aggregate of 418,150 PSUs issued under the 2017 Compensation Plan, representing approximately 0.34% of the Company's issued and outstanding Common Shares (collectively, the "Outstanding Securities Awarded").

Assuming Shareholder approval of the 2020 Share Compensation Plan at the Meeting, as at the date of this Circular, after taking into account the Outstanding Securities Awarded, an aggregate of 5,321,898 Options, RSUs or PSUs (or a combination thereof) are available for grant pursuant to the 2020 Share Compensation Plan, representing approximately 4.32% of the Company's issued and outstanding Common Shares as at the date of this Circular, provided that up to an aggregate of 1,991,060 RSUs or PSUs (or a combination thereof) are available for grant in accordance with the 2020 Share Compensation Plan, representing approximately 1.62% of the Company's issued and outstanding Common Shares.

Restrictions on the Award of RSUs and PSUs and Grant of Options

Certain restrictions on the award of RSUs and PSUs and the grant of Options apply as follows:

(a) The total number of Common Shares that may be issued pursuant to RSUs and PSUs will be limited to 2.2% of the issued and outstanding Common Shares from time to time, and no RSUs or PSUs may be granted if such grant would have the effect of causing the total number of Common Shares issuable in respect of RSUs and PSUs to exceed such number;

(b) The total number of Common Shares reserved for issuance to any one person under the Aggregate Plans in any one year cannot exceed 5% of the Common Shares issued and outstanding; and

(c) The total number of Common Shares (i) issuable to Insiders and (ii) issued to Insiders within any one year, pursuant to the Aggregate Plans, will not exceed 5% of the Common Shares issued and outstanding (excluding Common Shares issued pursuant to an entitlement granted prior to the person becoming an Insider).

Options

Mechanics for Options

Options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price. Alternatively, Option holders may elect a "cashless" exercise of Options, instead of paying the exercise price.

A holder that chooses a "cashless" exercise will receive the number of Common Shares equal to: (a) the difference between (i) the difference between the Cashless Exercise Sale Price and the Exercise Price, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price and (ii) all applicable fees incurred by the Company in connection with the cashless exercise; divided by (b) the Cashless Exercise Sale Price. If a holder chooses a "cashless" exercise, the Company may, instead of issuing Common Shares, pay the amount of money calculated in clause (a).

Exercise Price and Expiry Date

The Board will determine the exercise price and expiry date of each Option, provided that the exercise price will not be less than the greater of the: (a) five day volume weighted average trading ("VWAP") of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the trading day immediately before the grant date; and (b) closing trading price of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the last trading day immediately before the grant date. No Option will be exercisable after seven years from grant date, subject to "Options - Blackout Periods" below.

Vesting Provisions

The Board will determine the vesting criteria applicable to Options. Generally, one-third of the Options will vest on each of the first, second and third anniversaries of the grant date, subject to the holder continuing to be an Eligible Person. Subject to certain considerations (see "Options - Ceasing to be an Eligible Person" below), if the holder ceases to be an Eligible Person, only Options that are vested and exercisable as of the Termination Date may be exercised by the holder, and must be exercised during the period ending on the earlier of: (a) thirty days after the Termination Date; and (b) the original expiry date, after which period the Options expire.

Ceasing to be an Eligible Person

The following vesting and exercise provisions apply when a holder ceases to be an Eligible Person as a result of:

(a) Any circumstance other than those described in paragraphs (b) to (e) below: Options that are vested and exercisable as of the Termination Date may be exercised by the holder until the earlier of (i) thirty days after the Termination Date and (ii) the original expiry date of the Options, after which the Options will expire. Any Options that are unvested as of the Termination Date will terminate on the Termination Date;

(b) Being terminated for Cause or the holder's contract as a Service Provider being terminated before its normal termination date for Cause, including where a holder resigns or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all Options held by such holder will terminate on the Termination Date;

(c) Being terminated without Cause or the participant's contract as a Service Provider being terminated prior to the expiry of its term without Cause (and such termination is not in connection with a Change of Control, see "Change of Control" below): a portion of the participant's unvested Options will immediately vest such that the pro rata portion of all Options granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the Options divided by the number of months from the date of grant until the latest vesting date of the Options, are vested immediately prior to the Termination Date. All vested Options as of the Termination Date may be exercised until the earlier of (i) ninety days after the Termination Date and (ii) the original expiry date of such Option;

(d) Death or a participant's contract as a Service Provider is frustrated before its normal termination date due to death: unvested Options immediately vest on the Termination

Date and will be exercisable until the earlier of (i) twelve months after the Termination Date and (ii) the original expiry date of such Option; and

(e) A Disability or Retirement or a participant's contract as a Service Provider is frustrated before its normal termination date due to a Disability: unvested Options will continue to vest for a period of three years from the Termination Date. Vested Options, including those that vest after the Termination Date, may be exercised until the earlier of (i) three years after the Termination Date and (ii) the original expiry date of such Options.

Blackout Period

If the term of an Option expires on a date that falls within a blackout period or within nine business days following the end of a blackout period, the expiry date will be automatically extended to the tenth business day after the end of the blackout period.

Restricted Share Units and Performance Share Units

Mechanics for RSUs and PSUs

Under the 2020 Share Compensation Plan: (a) the total number of Common Shares that may be issued pursuant to RSUs and PSUs is limited to 2.2% of our issued and outstanding Common Shares from time to time; (b) RSUs and PSUs will be credited to an account set up for each participant; (c) except to the extent the award of RSUs or PSUs specifies that redemption will automatically occur on a date prior to the expiry date, participants can choose to redeem vested RSUs and PSUs at any time before the expiry date and we must redeem the RSUs and PSUs within fifteen business days of the participant's elected redemption date; (d) if a participant does not elect a redemption date, the vested RSUs and PSUs will be redeemed on their expiry date; (e) a participant may require that we redeem the RSUs and PSUs with our Common Shares issued from treasury; and (f) if the participant does not make such election, we may redeem the RSUs and PSUs by: (i) paying a cash amount equal to the Market Price of the vested RSUs and PSUs on the redemption date; (ii) issuing such number of Common Shares as is equal to the number of vested RSUs or PSUs; or (iii) purchasing such number of common shares as is equal to the number of vested RSUs or PSUs in the market and delivering them to the participant.

Expiry Date - RSUs and PSUs

The Board will determine the expiry date of RSU and PSU awards, provided that such date may not be later than ten years from the grant date.

Vesting Provisions - RSUs

The Board will determine the vesting criteria applicable to RSUs. Generally, one-third of the awarded RSUs vest on each of the first, second and third anniversaries of the date of grant, subject to the participant continuing to be an Eligible Person.

Performance Period, Target Milestones and Vesting Provisions - PSUs

The Board will determine the Performance Period for PSUs. Generally, the Performance Period will be 36 months commencing on the 1st day of January and ending on the 31st day of December. The Target Milestones for each Performance Period will be determined by the Board based on measurable performance criteria established by the Board in advance, consistent with the Target Milestones described in "Executive Compensation Discussion and Analysis - Components of Compensation - Long-Term Incentive Compensation - Performance Share Units" on page 55. Unless otherwise determined by the Board, the number of PSUs that vest will be calculated by multiplying the aggregate number of PSUs granted by the percentage between 0 and 200 (or such other range as the Board may determine from time to time) assigned to the performance achievement of the Target Milestones, subject to the participant continuing to be an Eligible Person.

Ceasing to be an Eligible Person

A participant's vested and unvested RSUs and PSUs are subject to the following vesting and redemption provisions if the participant ceases to be an Eligible Person as a result of:

(a) Any circumstance other than those described in paragraphs (b) to (e) below: all vested RSUs and PSUs will be redeemed immediately and all unvested RSUs and PSUs will be forfeited as of the Termination Date;

(b) Being terminated for Cause or the participant's contract as a Service Provider being terminated before its normal termination date for Cause, including where a participant resigns from his or her employment or terminates a contract as a Service Provider after being requested to do so by the Company or a Related Entity as an alternative to being terminated for Cause: all vested and unvested RSUs and PSUs held by such participant will be forfeited on the Termination Date;

(c) Being terminated without Cause or the participant's contract as a Service Provider being terminated prior to the expiry of its term without Cause and not in connection with a Change of Control (see "Change of Control" below):

(i) A portion of the participant's unvested RSUs will immediately vest such that the pro rata portion of all RSUs granted to the participant (including those that have already vested), based on the number of months completed from the date of grant of the RSUs divided by the number of months from the grant date until the latest vesting date of the RSUs, are vested immediately prior to the Termination Date. All vested RSUs as of the Termination Date will be redeemed immediately and all unvested RSUs as of the Termination Date will be forfeited; and

(ii) A pro rata portion of the participant's unvested PSUs will vest based on the number of months completed from the first day of the Performance Period divided by the total number of months in the Performance Period. The Performance Percentage will be determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person. All vested PSUs will be redeemed immediately after the last day of the Performance Period and all remaining unvested PSUs will be forfeited;

(d) Death or a Service Provider's contract being frustrated before its normal termination date due to death: all unvested RSUs and PSUs will vest on the Termination Date and will be immediately be redeemed. The Performance Percentage for such vested PSUs will be 100; and

(e) A Disability or Retirement or a Service Provider's contract is frustrated before its normal termination date due to a Disability: all unvested RSUs and PSUs will continue to vest for a period of three years from the Termination Date. The expiry date for all vested RSUs and PSUs, including those that vest after the Termination Date, will be the earlier of (i) three years after the Termination Date and (ii) the original expiry date of such RSUs or PSUs. The Performance Percentage will be determined at the end of the Performance Period using the same factors as if the participant had remained an Eligible Person.

Blackout Period

If the redemption date for vested RSUs or PSUs falls within a blackout period or within nine business days following the end of a blackout period, the redemption date will be automatically extended to the tenth business day after the end of the blackout period. If such RSUs or PSUs are to be redeemed for cash, then the market price used to determine the redemption amount will be based on the VWAP of the Common Shares from and including the trading day immediately following the end of the blackout period up to and including the trading day immediately preceding the redemption date.

Change of Control

Upon the occurrence of a Change of Control:

(a) The Board may, in its discretion, immediately vest all unvested Options, RSUs and PSUs. If the Board accelerates the vesting of PSUs then the Performance Percentage for such vested PSUs will be between 100 and 200 percent (or such other range as the Board may determine from time to time), as determined by the Board; and

(b) If an Employee or Service Provider's engagement is terminated within twelve months following the Change of Control for any reason other than resignation without Good Reason or termination for Cause:

(i) All unvested Options immediately will vest on the Termination Date and all vested Options as of the Termination Date may be exercised until the earlier of (A) twelve months after the Termination Date and (B) the original expiry date of such Option; and

(ii) All unvested RSUs and PSUs will vest as of the Termination Date and will be immediately redeemed. The Performance Percentage for such vested PSUs will be 100 percent or, at the Board's discretion, between 100 percent and 200 percent (or such other range as the Board may determine from time to time).

Upon a Change of Control, the Board may make additional determinations as it considers appropriate in the circumstances to ensure the fair treatment of participants.

Change of Control - Exercise to Participate in Transaction

Upon a take-over bid being made for the voting securities of the Company that would result in a Change of Control (or a transaction or series of transactions with similar effect), holders of Options, RSUs and PSUs may be entitled to exercise all of their Options and redeem all of their RSUs and PSUs for the purposes of participating in the take-over or such other transaction or series of transactions. If the Change of Control does not occur, then: (a) the participant is obligated to return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation; (b) the Options, RSUs or PSUs respecting such Common Shares will be deemed not to have been exercised or redeemed, as applicable; (c) the Common Shares will be deemed not to have been issued; and (d) the Company will refund to the participant the aggregate exercise price for the Common Shares (unless the participant elected a "cashless" exercise).

Transferability

Awards granted under the 2020 Share Compensation Plan are non-transferable and non-assignable, other than in cases of the death or incapability of the participant.

Amendment Provisions in the 2020 Share Compensation Plan

The Board may at any time suspend or terminate the 2020 Share Compensation Plan and:

(a) Only to the extent approved by Shareholders, may make any amendment to any Award or the 2020 Share Compensation Plan that would:

(i) Increase the number of Common Shares, or rolling maximum, reserved for issuance under the 2020 Share Compensation Plan;

(ii) Increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of "full-value awards";

(iii) Reduce the exercise price under any Option or cancel any Option and replace such Option with Options having a lower exercise price per Common Share;

(iv) Extend the term of an Award beyond its original expiry time;

(v) Permit an Award to be transferable or assignable to any person other than in accordance with the 2020 Share Compensation Plan;

(vi) Expand the scope of persons eligible to participate in the 2020 Share Compensation Plan to include non-employee directors; or

(vii) Amend the amendment provisions in the 2020 Share Compensation Plan;

(b) Without the prior approval of Shareholders, may make any amendments to any Award or the 2020 Share Compensation Plan:

(i) Of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms;

(ii) That are necessary for Awards to qualify for favourable treatment under applicable tax laws;

(iii) To reflect any requirements of any regulatory authorities to which the Company is subject, including any stock exchange;

(iv) To any vesting provisions of an Award;

(v) To the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award;

(vi) Which increase the exercise price of an Option;

(vii) To the Target Milestones;

(viii) To the Performance Periods;

(ix) To expand the scope of persons eligible to participate in the 2020 Share Compensation Plan other than to non-employee directors;

(x) Regarding the administration of the 2020 Share Compensation Plan; and

(xi) Necessary to suspend or terminate the 2020 Share Compensation Plan.

The Board may not make amendments that are materially adverse to, or that materially impair, the benefits and rights of any participant under any previously granted award, except: (a) with the consent of such participant; (b) as permitted by the adjustment provisions of the 2020 Share Compensation Plan; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any stock exchange on which the securities of the Company are listed or posted for trading.

Proposed Resolution and Board's Recommendation

The Board believes that the approval of the 2020 Share Compensation Plan is in the best interests of the Company and recommends that Shareholders vote FOR the following resolution approving the Company's 2020 Share Compensation Plan (substantially in the form set forth in Schedule "A" to the Circular):

"BE IT RESOLVED THAT AS AN ORDINARY RESOLUTION THAT:

1. The 2020 share compensation plan of SSR Mining Inc. (the "Company") as described in the management information circular of the Company dated March 18, 2020 (the "Circular") and attached as Schedule "A" thereto, and as amended by the proposed amendments substantially described in the Circular, including the Amendments to the 2017 Share Compensation Plan (the "2020 Share Compensation Plan"), is hereby ratified, confirmed and approved, subject to the Company obtaining all required approvals from the Toronto Stock Exchange and any other regulatory authorities;

2. All unallocated options, rights and other entitlements under the 2020 Share Compensation Plan be and are hereby ratified, approved and confirmed;

3. The Company have the ability to continue granting stock options and awarding performance share units and restricted share units, as applicable, under the 2020 Share Compensation Plan until May 14, 2023, which is the date that is three (3) years from the date on which these resolutions are passed; and

4. Any director or officer of the Company is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution."

The management proxy holders will vote FOR the resolution approving the 2020 Share Compensation Plan, unless instructed otherwise.

REPORT ON EXECUTIVE COMPENSATION

Compensation Committee from left to right: Elizabeth A. Wademan (Chair), Brian R. Booth, Simon A. Fish, and Beverlee F. Park.

MESSAGE TO SHAREHOLDERS

On behalf of the Board, we are pleased to share with you our approach to executive compensation for 2019 and provide additional information on how SSR Mining's executives are paid and the basis for such decisions.

The following message highlights key aspects of our executive compensation program. A more detailed analysis discussion follows in "Executive Compensation Discussion and Analysis" beginning on page 40.

COMPENSATION PHILOSOPHY

We operate in a highly competitive cyclical, capital intensive industry with a long-term outlook on building value for our Shareholders. Our executive compensation programs reinforce this through a heavy emphasis on long-term incentives.

Our guiding principle of executive compensation is that an appropriate mix of fixed and variable compensation, short- and long-term incentives and risks and reward will motivate and focus executives to increase long-term Shareholder value.

Our share price performance is strongly influenced by changes in commodity prices, regardless of the operating performance of our business. As commodity markets are cyclical, we must manage effectively though the entire business cycle, not just during the highs or lows. Accordingly, it is important to incentivize executives during all parts of the cycle to continue the pursuit of excellence which drives long-term value for Shareholders.

We consider a variety of factors in setting executive compensation, including competitive market conditions, internal equity, scope of the role, current business challenges, longer-term performance and strategic objectives.

COMMITMENT TO PAY FOR PERFORMANCE

Our overall compensation program is designed to support our alignment of objectives throughout all levels of the organization. In line with our corporate

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strategy, the Board establishes corporate objectives which provide strategic focus and high-level performance metrics for the Company. These objectives then form the basis for cascading individual objectives through the executive team, all of which support each other and collectively contribute to the corporate objectives. Through regular reviews of performance relative to the objectives and the establishment of appropriate ranges of performance, the Board and Compensation Committee monitor corporate and executive progress which is then reflected in compensation.

As a result, our executive compensation structure is performance-based, driven by the achievements of both the Company and the individual. We emphasize a "pay for performance" structure with a significant proportion of executive compensation at risk, in the form of performance-based short-term incentives, Options and PSUs.

Deferred vesting of equity-based compensation, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard to measure and assess performance all discourage excessive risk taking (see "Executive Compensation Discussion and Analysis - Compensation Risk Management" beginning on page 40 for more detail).

COMPENSATION AND PERFORMANCE PEERS

The Compensation Committee uses two peer groups as part of its executive compensation process and these peer groups are reviewed annually for continued appropriateness.

The Compensation Committee assesses executive compensation levels using a group of comparator companies, known as the compensation comparator group. These publicly-traded mining companies are similar to SSR Mining in profile and complexity, have similar market capitalization and are headquartered in Canada or the United States. These are the companies that SSR Mining primarily competes with for executive talent.

As a significant component of our executive long-term incentive ("LTI") is performance-based through PSUs, a Total Shareholder Return ("TSR") comparator group is used to assess achievement of our TSR compared to our peers. These publicly-traded precious metal mining companies have exposure primarily to gold price, have both operations and projects, and reflect our competition for investment dollars and are similar to SSR Mining in revenue and market capitalization.

2019 COMPANY PERFORMANCE

The Compensation Committee measures SSR Mining's performance in absolute and relative (compared to other companies) terms as well as in short-term (annual) and long-term accomplishments. Short-term incentive ("STI") awards are tied to the achievement of annual targets in the balanced scorecard (safety, operational, financial, environment, community support and growth) that contribute to long-term sustainable Shareholder value.

LTI awards are tied to absolute and relative measures, including relative TSR performance over a three-year period.

Gold and silver prices rose during 2019. Increasing market recognition of SSR Mining's track record of strong operating performance, organic production growth, best in class corporate governance, disciplined strategy and commitment to creating shareholder value resulted in SSR Mining's share price significantly outperforming the peer group.

2019 Company Performance Highlights:

• Achieved annual production and cost guidance: Achieved guidance for the eighth consecutive year by delivering gold equivalent

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production of 421,828 ounces at cash costs of $740 per payable gold equivalent ounce sold.(1)

• Continued our track record of Mineral Reserves and Mineral Resources growth: Successful exploration activities in 2019 increased gold Probable Mineral Reserves at the Marigold mine to 3.9 million ounces (228.8 million tonnes at an average gold grade of 0.49 g/t). At the Seabee Gold Operation, gold Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased to 1.1 million ounces (3.08 million tonnes at an average gold grade of 10.61 g/t) and gold Inferred Mineral Resources increased to 583,000 ounces (2.13 million tonnes at an average gold grade of 8.50 g/t).

• Fourth consecutive year of positive earnings per share: Annual basic attributable income per share in 2019 was $0.47, an increase of 840% from 2018. Annual adjusted basic attributable income per share in 2019 was $0.81, a 252% increase from 2018.(1)

• Consolidated 100% ownership in Puna Operations: Completed acquisition of the remaining 25% interest in Puna Operations leading to an immediate increase in silver production and improved operational flexibility.

• Maintained strong liquidity and balance sheet: Cash balance increased to $504 million and the value of marketable securities increased to $66 million.

• Published inaugural Sustainability Report: Report outlines our approach to sustainability and underscores our commitment to transparency with our stakeholders.

KEY AREAS OF COMPENSATION FOCUS 2019

We regularly review our executive compensation programs to ensure they are aligned with creation of value for our Shareholders. We focus on performance relative to peer companies and against our business plans and strategy while maintaining good governance processes and practices. Within that context, we focused on the following in 2019:

______________________________

(1) This is a non-IFRS measure. For more information on non-IFRS measures, please see “Notice Regarding Non-IFRS Measures” in this Circular.

  The Compensation Committee worked throughout 2019 with Meridian Compensation Partners, LLC ("Meridian"), our independent compensation consultant, to ensure alignment of our compensation structure with key drivers of financial performance and creation of Shareholder value;

  We conducted an annual CEO "pay for performance" analysis to assist Compensation Committee deliberations and confirm alignment with the compensation philosophy and Shareholder experience;

  We increased executive salaries in 2019 by an average of 3% in line with market adjustments for mining executives;

  We held our annual "Say on Pay" advisory vote as part of our 2019 Annual and Special Meeting and received a 98.48% approval result, as noted in more detail under "Say on Pay" below.

2019 CEO COMPENSATION

Corporate performance remains the single biggest factor affecting the Board's decision on pay for SSR Mining's Chief Executive Officer ("CEO") and other executives. The CEO's target compensation mix is 25% base salary and 75% at-risk compensation (25% STI and 50% LTI).

  The LTI is awarded 50% as PSUs and 50% as Options. Relative TSR is the PSU performance metric, because it allows us to assess and reward industry and commodity price out performance, which is important to Shareholders.

  Meridian, our independent compensation consultant, benchmarked our executives' compensation against the executives of our Compensation Comparator Group. The CEO's base salary was not adjusted in 2019.

  The CEO's annual bonus for 2019 was $773,834, reflecting the company's strong performance (151%) on the STI targets.

  The CEO's total direct compensation in 2019 was $2.38 million. This reflects consistently strong corporate performance as assessed by the Compensation Committee.

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CEO REALIZABLE PAY ALIGNMENT

The Board's aim is to pay executives for performance. Since a large portion of executive pay is provided in the form of equity compensation, the Compensation Committee believes it is important to note that total compensation for the Named Executive Officers ("NEOs"), as disclosed in "Executive Compensation Discussion and Analysis - 2019 Compensation Results - Summary Compensation Table" on page 58, includes the grant date value of Option- and Common Share-based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with the Shareholder experience.

Consequently, we believe it is also important to assess performance against realizable pay, which reflects compensation elements set out in the Summary Compensation Table on page 58 taking into account our share price and the intrinsic value of equity compensation at a set point in time.

During 2019, the Compensation Committee compared relative performance against total realizable pay for CEOs of companies in our Compensation Comparator Group during the three-year period 2016-2018. The results in the chart below indicate very strong alignment of our CEO's realizable pay and the Company's composite financial performance over the three-year period to December 31, 2018 relative to our compensation peers (see "Executive Compensation Discussion and Analysis - Performance Analysis - Pay for Performance Alignment" beginning on page 42 for more details).

Over the 2016 to 2018 period, the mix of realizable pay for the CEO differs from that of our peer group with a higher proportion of performance-based compensation and stock option gains and less base salary.

"SAY ON PAY"

Pay for performance and alignment with Shareholders are the foundation of our executive compensation practices. The Board believes in continually enhancing our corporate governance practices and values the Shareholder perspective. Accordingly, we provide Shareholders the opportunity to vote on the Company's approach to executive compensation through an annual "Say on Pay" advisory vote.

At the Company's 2019 Annual and Special Meeting, 98.48% of Shareholders who voted, voted in favour of the Company's non-binding resolution on executive compensation. The Company has had strong Shareholder support for its executive compensation program as evidenced by the table below:

CONCLUSION

At our upcoming Meeting, we encourage Shareholders to carefully consider the vote on the renewal of our employee equity-based plan. Our 2017 Share Compensation Plan is a rolling 6.5% plan which includes Options, PSUs and RSUs.

The Compensation Committee is committed to working hard on behalf of the Board and overseeing all compensation matters in the best interest of SSR Mining and its Shareholders. While the feedback from our Shareholders on our approach to executive compensation was very positive last year, we continue to monitor developments in executive compensation and evolve solid practices to ensure our programs and decisions are appropriate.

Respectfully,

Compensation Committee

Elizabeth A. Wademan, Chair

Brian R. Booth

Simon A. Fish

Beverlee F. Park

39

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

This Executive Compensation Discussion and Analysis provides a detailed description of the principles, structure and policies that form our executive compensation program.

While we pay our compensation in Canadian dollars, we report our financial results in U.S. dollars.

Unless otherwise stated, the 2019 amounts in the tables of this section, which were paid in Canadian dollars, have been converted to U.S. dollars using an exchange rate of 1.3269, the average exchange rate in effect for 2019. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar figures for 2018 and 2017 have been restated in the tables using the same exchange rate of 1.3269.

Introduction

We are engaged in the operation, acquisition, exploration and development of precious metals projects located in the Americas. SSR Mining's vision is to be one of the world's premier mining companies, providing exceptional Shareholder value by delivering excellence in all that we do. We will achieve our vision by driving Operational Excellence in our business to enable growth through the acquisition of precious metals mines and advanced-stage projects. The long-term nature of our business impacts the design of our compensation strategy and how we deliver compensation over time.

Compensation Philosophy

We believe that people are our principal source of competitive advantage. We are committed to Operational Excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. Our success depends upon a group of highly-qualified and motivated executives dedicated to consistent Operational Excellence and strong long-term performance of the Company. Highly-skilled and motivated executives greatly enhance our ability to produce superior results for our Shareholders and to be a leader in our industry.

Our compensation strategy is to provide a total compensation package that is competitive in the industry, is flexible, and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent declines. As we expand our business and seek to increase the number of operating mines in our portfolio, experienced talent will be developed internally as well as drawn from primarily mid-tier and senior producer companies within the mining industry.

Compensation programs will continue to emphasize "pay for performance" with each individual's short- and long-term compensation and career advancement dependent upon both individual and Company performance, with the objective of increasing long-term Shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established processes or as otherwise determined in the discretion of the Board. We drive long-term Shareholder value by ensuring that our compensation programs include at-risk and equity-based compensation. Our compensation structure aligns the interests of our executives with Shareholders by rewarding performance that is designed, over time, to result in an increase in the value of our Shareholders' investments in the Company.

Our at-risk compensation has three components (two of which are equity-based), all of which are linked to operational outcomes, financial results and our share price performance:

  STI compensation which is earned to the extent that annual corporate objectives, financial targets, operational goals and individual objectives are met (no individual goals for CEO);

  Options, the value of which depends entirely on our share price increasing; and

  PSUs, which are earned based on our relative TSR performance relative to peers.

The compensation at risk for our CEO and other NEOs, as a percentage of target total compensation, is shown below:

Position	Percentage of Target Compensation at Risk
President and CEO	75%
Senior Vice Presidents	70%
Vice Presidents	60%

Organizational Strengths

Our executives are committed to delivering on our corporate strategy, improving our financial performance and creating long-term Shareholder value. We believe that we are well-positioned to build Shareholder value through the following key strengths:

  We generate cash flow from our operating mines that we can use to fund growth through acquisitions and the exploration and development of further projects;

  We have a geographically diverse project portfolio in the Americas and are focusing on the productive precious metals belts throughout this region;

  We have a strong balance sheet that positions us to develop projects and make strategic acquisitions, with a working capital balance of $665.5 million at December 31, 2019; and

  Our management team and Board have proven commercial, exploration, development and operating experience.

Performance Analysis

The following chart compares the total cumulative Shareholder return for C$100 invested in the Common Shares on January 1, 2015 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company. We have also included the cumulative total return of the GDX Market Vectors Gold Miners ETF ("GDX") as we believe this is a more relevant index to compare with our cumulative total return. The Company formed part of the GDX index in 2019.

	For the Financial Years Ended
	Jan. 1, 2015	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2019
SSR Mining Inc. Share Price	100.0	122.8	206.0	189.9	283.0	428.6
S&P / TSX Composite Index	100.0	88.9	104.5	110.8	97.9	116.6
GDX Market Vectors Gold Miners ETF	100.0	89.9	133.1	139.2	138.1	183.6

Gold and silver prices rose during 2019. Increasing market recognition of SSR Mining's track record of strong operating performance, organic production growth, best in class corporate governance, disciplined strategy and commitment to creating shareholder value, resulted in SSR Mining's share price significantly outperforming the peer group.

The Company's share price increased over the 5-year period ending December 31, 2019 and the grant value of compensation to NEOs has increased. The value of realizable pay has also increased, aligned with the positive TSR experienced by Shareholders.

Pay for Performance Alignment

The chart below provides a "pay for performance" analysis for all companies that comprise our compensation comparator group (see "Compensation Governance - Comparator Groups and Benchmarking - Compensation Comparator Group" beginning on page 46). The chart compares relative performance (based on TSR, net income growth, cash flow growth and return on assets) against total realizable pay for CEOs during the three-year period 2016-2018, the most recent period for which compensation data of our comparator companies was available at the time of the analysis.

This chart illustrates the strong alignment of our CEO's realizable pay and the Company's composite financial performance.

SSR has remained consistently within or very near the zone of reasonable alignment, and has progressed from relatively lower performance (with aligned lower pay) in 2013 to relatively higher performance and higher pay in 2016 to 2018.

	SSR Mining Inc. 3-Year CEO total Realizable Compensation			SSR Mining Inc. 3-Year Average Relative Performance
	Base Salary	Annual Cash Compensation	Total Realizable Compensation	Performance Composite(1)	TSR
Percentile Ranking Against Compensation Peers	11th percentile	45th Percentile	67th Percentile	76th percentile	84th percentile

(1) TSR, net income growth, cash flow growth, return on assets.

Over the 2016 to 2018 period, the mix of realizable pay for our CEO differs from that of our peer group with a higher proportion of value delivered through performance-based compensation and stock option gains, and a lower portion through salary, consistent with our strong pay for performance focus.

SSR's average ranking within its peer group for performance composite metrics is at the 76th percentile, with TSR at the 84th percentile, while our CEO's total realizable compensation is at the 67th percentile, lower than SSR's average relative performance metrics to peers as outlined in the table above.

Compensation Governance

The Compensation Committee has established robust processes for the oversight and governance of compensation matters to ensure that executive compensation is aligned with both our corporate objectives and performance as a whole. In establishing and assessing achievement of performance objectives, the Compensation Committee reviews comparative analysis and benchmarking, evaluates business performance and considers input from senior management and independent advisors.

The Board is responsible for the oversight of compensation policies and programs and management of compensation risk at SSR Mining. The Compensation Committee assists the Board in fulfilling its responsibilities relating to matters of human resources and compensation and is responsible for:

  Developing our director and executive compensation programs and policies in consultation with senior management and external advisors;

  Assessing the performance of the CEO and senior executives and ensuring robust succession planning is in place;

  Reviewing and making recommendations to the Board with respect to the compensation, including compensation criteria and incentives and annual performance review, of our CEO and senior executives;

  Reviewing and providing guidance to the Board with respect to the compensation of the directors of SSR Mining;

  Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by SSR Mining for the provision of compensation to employees of, directors of, and consultants to SSR Mining; and

  Reviewing and approving the "Executive Compensation Discussion and Analysis" and disclosure of director and executive compensation contained in the Circular.

The following diagram depicts the Compensation Committee's compensation oversight and approval process:

Compensation Committee Oversight and Approval Process

Compensation Committee

The members of the Compensation Committee in 2019 were Elizabeth A. Wademan (Chair), Brian R. Booth, Simon A. Fish, and Beverlee F. Park. Steven P. Reid, who served as Chair of the Compensation Committee until March 9, 2019 left the Committee to chair the Safety and Sustainability Committee, Elizabeth A. Wademan became Chair of the Compensation Committee and Simon A. Fish joined as a Committee member effective March 10, 2019.

All members of the Compensation Committee are, and during 2019 were, independent. Information on the experience of each of the members of our Compensation Committee is included below.

  Elizabeth A. Wademan: Ms. Wademan is the Chair of the Compensation Committee of the Board of Torex Gold Resources and the Chair of the Compensation, Governance and Nominating Committee of BSR REIT. She has deep understanding of compensation plan design and performance measurement. Additionally, she has over 20 years of financial services experience as an accomplished investment banker. Her extensive understanding of the global mining sector, commodities, and securities are applicable to executive long-term incentive analysis and measurement. As former Managing Director and Head of Global Metals & Mining Equity Capital Markets in Investment Banking for BMO Capital Markets, Ms. Wademan brings a depth of knowledge to the Compensation Committee.

  Brian R. Booth: Mr. Booth has been the Chair and a member of the Compensation Committee in various public companies in the mining industry for over ten years. As President and Chief Executive Officer of Element 29 and past President and Chief Executive Officer of Pembrook Copper Corp. and Lake Shore Gold Corp., Mr. Booth gained extensive experience in the analysis, design and measurement of executive compensation programs.

  Simon A. Fish: Mr. Fish is the Executive Vice President and General Counsel of BMO Financial Group and has held a number of executive roles previously with global organizations including Vale SA and Royal Dutch Shell. Mr. Fish has gained extensive experience in compensation programs during his time with these organizations. He is currently a member of BMO's Compensation Oversight Committee with responsibility for overseeing the bank's compensation plans, and pension and benefit programs.

  Beverlee F. Park: Ms. Park has over 35 years of business experience and has held a number of executive leadership roles throughout her career with a range of responsibilities, including the Human Resources function in a public company. As such, Ms. Park has been responsible for the design and delivery of corporate wide compensation programs. In this role, she was also responsible for the public company reporting related to these programs. Ms. Park serves on the Human Resources Committee of the Board of Directors of TransAlta Corporation.

No member of the Compensation Committee: (a) had any interest in any material transactions involving SSR Mining during the fiscal year ended December 31, 2019; (b) was indebted to SSR Mining during the fiscal year ended December 31, 2019; or (c) was an officer or employee of SSR Mining during the fiscal year ended December 31, 2019.

None of our NEOs has served on the compensation committee or board of another company whose executive officers are members of the Compensation Committee.

Comparator Groups and Benchmarking

Compensation Comparator Group

The market for executive talent is very competitive, and consequently the Compensation Committee believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive in the marketplace for talent and ensure that the Company's compensation is reasonable. In addition to market data, the Compensation Committee also considers the strategic importance and scope of the role, the seniority and performance of the executive in that role at the Company and internal equity.

The Compensation Committee regularly reviews compensation levels and compensation programs for the NEOs against compensation levels of the comparator companies noted below. The Company reviews this group on an annual basis, making recommendations for any changes for consideration and approval by the Compensation Committee.

For 2019 benchmarking, our compensation comparator group criteria included the following:

  Similar market capitalization to SSR Mining (generally 0.5x - 2.5x);

  Publicly-traded mining companies with similar profile and complexity:

    Multinational and similar stage company;

  Similar risk profile: jurisdictional and financial;

  Likely to be in precious metal mining; and

  Widely held and trade on at least one major exchange;

  Headquartered in Canada or the United States and draw on similar pool for talent; and

  Consistent requirements for disclosure of compensation.

The 2019 comparator companies for benchmarking 2019 compensation are outlined in the following table. At time of comparator group selection, SSR Mining was positioned at approximately median in terms of market capitalization:

COMPARATOR GROUP FOR BENCHMARKING 2019 COMPENSATION
Alacer Gold (ASR.TO)	Hecla Mining (HL)
Alamos Gold (AGI.TO)	IAMGOLD (IMG.TO)
B2Gold (BTO.TO)	Kirkland Lake Gold (KL.TO)
Capstone Mining (CS.TO)	New Gold (NDG.TO)
Centerra Gold (CG.TO)	OceanaGold (OGC.TO)
Coeur Mining (CDE)	Pan American Silver (PAAS.TO)
Detour Gold (DGC.TO)	Pretivm (PVG.TO)
Eldorado Gold (ELD.TO)	Semafo (SMF.TO)
Equinox Gold (EQX.TO)	TMAC Resources (TMR.TO)
First Majestic Silver (FR.TO)	Torex Gold Resources (TXG.TO)
Fortuna Silver Mines (FVI.TO)

TSR Comparator Group

Under the LTI plan, PSUs are granted to NEOs and vesting is based on achievement of our TSR compared to our TSR comparator group.

The TSR comparator group is determined based on the following criteria:

  Precious metals segment (predominantly gold);

  Similar revenue, market capitalization, operations and projects;

  Trade on a major North American exchange;

  Have a similar risk profile; and

  Reflect our competition for investment dollars.

The TSR comparator group is reviewed for continued appropriateness and approved by the Board on an annual basis.

The following diagram shows the comparison and overlap between our compensation comparator group (those companies with whom we compete for people) and our TSR comparator group (those companies which whom we compete for capital):

Role of Management

Management implements the compensation structure approved by the Compensation Committee and the Board and makes recommendations for performance measures for individual and corporate objectives. Our CEO provides the Compensation Committee with an assessment of achievement of those results as well as an assessment of the leadership attributes and skills displayed by each of the senior executives. Recommendations are also provided to the Compensation Committee for salary increases and STI and LTI awards for the executives. The Compensation Committee considers this advice as well as the advice provided by its independent compensation consultant when making compensation recommendations to the Board for approval.

Role of Independent Compensation Committee Consultant

Meridian has acted as the Compensation Committee's independent compensation advisor since 2013. The mandate for Meridian is to maintain an overall monitoring role in regard to SSR Mining's executive compensation programs and practices, and to support the Compensation Committee's ongoing oversight of executive compensation matters and the fulfillment of its responsibility for compensation oversight. Meridian provides ongoing assistance to the Compensation Committee as it continues to review our executive and director compensation programs to ensure alignment with short- and long-term strategic objectives and the interests of Shareholders.

Fees Paid to Independent Compensation Consultant

The following table sets forth, by category, the fees billed by Meridian for the periods ended December 31, 2019 and December 31, 2018:

Fiscal Year	2019(1)	2018(1)
Executive compensation-related fees	$65,830	$51,103
All other fees	Nil	Nil
Total Fees	$65,830	$51,103

(1) Invoices were received in Canadian dollars: amounts contained in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.3269 for 2019.

Executive Performance Evaluation and Succession Planning

Developing internal talent is a strategic priority for the Company. In order to support our growth initiatives, we need a strong bench of internal candidates for our key leadership positions.

The Company has a formal talent management program designed to build and preserve organizational capability and to minimize succession risk by proactively assessing, identifying and developing talent at all leadership levels, including the executive level. The executive team regularly discusses organizational talent and conducts talent review sessions on a quarterly basis. Development plans have been put in place for all senior level positions of the Company. The succession planning process also includes identification of interim replacements in the event of an emergency situation, which would require an immediate replacement of the CEO or any of his direct reports.

The Compensation Committee has responsibility for overseeing the performance evaluation of and succession planning for the CEO and the other executive officers.

The Compensation Committee receives an annual report from the CEO regarding the skills and competencies required for each executive role and the status and development requirements of internal succession candidates. The Compensation Committee also receives formal reports midway through the year and at year end on the performance evaluation leadership development progress for each of the executives.

Compensation Risk Management

The Compensation Committee has responsibility for oversight and management of compensation-related risk at SSR Mining. As part of its mandate, the Compensation Committee annually, and otherwise as considered necessary, reviews risks associated with the Company's compensation philosophy, structure, policies and practices. The Compensation Committee is satisfied that the Company's executive compensation structure does not create undue risks or promote inappropriate risk-taking behavior.

The following are key risk mitigation features of our compensation policies and practices:

  Balanced scorecard for STI plan which includes operational, growth and sustainability measures, requiring that results be achieved in a balanced, sustainable manner;

  Caps on STI and PSU awards, based on predefined plan provisions and calculation formulae including caps on payouts;

  Proportionately greater award opportunity derived from the LTI plan compared to the STI plan, creating a greater focus on sustained Company performance over time;

  Use of two distinct LTI vehicles which are strongly performance focused - PSUs and Options - the mix of Options which vest over three years and have a term of seven years and PSUs which cliff vest at the end of three years based on relative performance measures, provides a strong mix of whole share and leveraged equity;

  A mix of relative and absolute performance measures in LTI design, including share price for the Options and PSUs and relative TSR for PSUs;

  Regular annual awards of share-based compensation which provides overlapping vesting periods and maintains executives' exposure to the risks of their decision making through their unvested share-based awards;

  A custom performance peer group to measure relative performance for PSUs, which provides a vehicle for assessing achievement relative to other companies with similar commodity price exposure;

  Share ownership requirements for the CEO and Senior Vice Presidents, monitored annually by the Compensation Committee, to ensure alignment with Shareholder interests over the long-term;

  Compensation Committee and Board discretion to adjust payouts under both the STI plan and the LTI plan to, among other things, take into account the risks undertaken to achieve performance;

  Incorporation of an individual performance rating, ranging from 0% to 200%, as a factor in the total STI calculation, thereby enabling the Compensation Committee to direct a zero payout to any executive in any year if the individual executive performs poorly or engaged in activities that pose a financial, operational or other undue risk to the Company;

  Formal recoupment policy applicable to both cash and equity compensation of all executives (the recoupment policy is more fully described in "Executive Incentive Compensation Recoupment Policy" below); and

  Formal anti-hedging policy applicable to insiders, which includes all of the Company's executive officers (the anti-hedging policy is more fully described in "Hedging of Securities" below).

The Compensation Committee has a risk assessment process to ensure that executive compensation continues to be appropriately structured and does not incent undue risk taking. Compensation risk management is also supported by the following additional practices at the Company:

  The Company's robust enterprise risk management system;

  Board approval of annual budget and corporate performance objectives;

  Wholly-independent Compensation Committee;

  Independent advisor to the Compensation Committee;

  Board approval of material transactions and expenditures;

  Robust internal control over financial reporting; and

  Annual attestation of and periodic training for governance policies, including the Code of Conduct, a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption Policy.

Based on the risk assessment process, the Compensation Committee has a thorough understanding of the potential risks and mitigating factors associated with the Company's executive compensation structure. Having assessed these risks and mitigating factors, the Board and the

Compensation Committee believe that the compensation program does not incent executives to take excessive or inappropriate risks and have not identified any risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The Company's compensation approval process and other governance practices further mitigate executive compensation risks.

The Compensation Committee also stress-tests the range of total annual compensation payouts under various performance scenarios to ensure that the range of payouts appropriately rewards performance and is consistent with compensation opportunities in comparator companies. The Compensation Committee reviews the value of long-term incentives awarded (vested and unvested) to the CEO and Senior Vice Presidents under various share price performance scenarios and believes that the potential range of value realized for executives is aligned with Shareholder value creation.

Executive Incentive Compensation Recoupment Policy

The Board has approved an Executive Incentive Compensation Recoupment Policy that entitles it to require executives to (a) reimburse the Company for or (b) forfeit any bonus, STI award or LTI award if the:

  Company is required to prepare an accounting restatement or correct a material error relating to material non-compliance with any applicable financial reporting requirement; and

  Amount of the compensation that would have been awarded to the executive had the restatement not been required would have been lower than the amount actually awarded.

To date, this policy has not had to be applied.

Hedging of Securities

No director or officer of SSR Mining (including NEOs) is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any SSR Mining securities granted as compensation or held, directly or indirectly, by such director or officer (including NEOs).

Trading of Securities

All directors, officers and employees, including the NEOs, are subject to the Company's Insider Trading Policy, which prohibits trading of SSR Mining securities while in possession of material undisclosed information and during regular or special blackout periods.

Components of Compensation

Our executive compensation program is made up of four components that have different objectives and focus on performance over different time periods: base salary, STI compensation, LTI compensation, and benefits and perquisites.

The following diagram outlines our total compensation structure:

As illustrated below, a substantial portion of the target total compensation for our CEO and our other NEOs is provided through at-risk compensation that is dependent upon short- and long-term corporate performance and Common Share price appreciation. Any value ultimately realized by these executives is directly tied to the Company's performance and Shareholder value.

Compensation Mix

NEO compensation consists of the following components:

Components		Form	Period	Program Objectives and Details
Fixed	Base salary	Cash	Annual	Reflects an executive's level of responsibility and accountability within the Company, as well as experience
Variable	Short-term incentives	Cash	Annual
  Each executive has a target annual bonus (% of base salary)
  Payouts range from 0% to a maximum of 200% of target
  Linked to the achievement of specific financial, operational and growth objectives
  Payouts are determined on the basis of a combination of individual and corporate performance (for CEO, corporate performance only)

	Long-term incentives	PSUs	3 year performance period
  Aligns executive reward with Shareholder value delivered
  Typically 50% of annual LTI award
  Vesting is dependent on achievement of TSR performance relative to the TSR comparator group
  PSUs are settled in cash or Common Shares purchased on the open market (or issued from treasury for grants made January 1, 2018 onwards)

		Options	3 year vesting period, term = 7 years	Aligns executive reward with Shareholder value via share price increments only Typically 50% of annual LTI award Vesting is time-based
Other Elements of Compensation
Benefits	Group health, dental, insurance benefits, employee share purchase plan		Active employment only (same terms for all corporate employees)
	Retirement Benefits		The Company contributes 8% of the executive's base salary to a Group Retirement Plan
Perquisites	Parking		Annual

Base Salary

Base salary is an element of fixed compensation that is competitive in the marketplace and intended to attract and retain individuals who can contribute to our growth as an operating mining company.

Base salaries are reviewed annually and may be adjusted based on changes within the competitive market, individual performance and/or to reflect additional responsibilities.

Base salaries for each NEO are reviewed by our Compensation Committee and any proposed changes are approved by the independent members of the Board. For 2019, the base salary review was done in consultation with our CEO and Meridian. Our CEO does not make a recommendation with respect to his own salary or any other component of his overall compensation. The Compensation Committee recommends all elements of the CEO's compensation to the Board for approval.

Short-Term Incentive Compensation

The objective of our STI plan is to have a significant portion of compensation at risk to motivate executives to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan.

STI rewards the achievement of both corporate and individual objectives and is paid in cash. Corporate objectives are derived from the Company's annual business plan and are approved by the Board. STI plan payouts are scaled depending on actual performance compared to the approved objectives.

The award formula is as follows:

The target STI plan award for executives ranges from 50% to 100% of base salary (actual payouts can range from 0 up to 200% of target for achievement of "stretch" objectives) and are weighted on achievement of corporate and individual objectives as follows:

	Target STI Award % of Base Salary	Weighting for Corporate Objectives	Weighting for Individual Objectives
President and CEO	100	100%	N/A
Senior Vice Presidents	75	70%	30%
Vice Presidents	50	70%	30%

The "2019 Corporate Objectives" are set out in "Incentive Plan Awards - Short-Term Incentive Plan Results" below beginning on page 58. The CEO develops individual objectives for each of the senior executives, which are submitted to the Compensation Committee for review and recommendation to the Board for final approval.

We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Compensation Committee also retain the right to exercise discretion when making STI compensation recommendations to the Board to reflect extraordinary events and/or market conditions. There was no such discretion applied in 2019.

Long-Term Incentive Compensation

The objective of the LTI program is to ensure the appropriate level of long-term risk/reward to motivate executive performance and provide retention of senior management. The LTI program includes Options and PSUs. Option and PSU grants have equal dollar value at the time of grant and the total value of grants is based on the individual's base salary and position in the Company. While not part of the regular LTI award structure for senior executives, the Company may grant RSUs to senior executives in exceptional circumstances.

The target LTI award is a multiple of salary, as indicated in the following chart:

	Target LTI Award % of Base Salary	Grant Value in Options	Grant Value in PSUs
President and CEO	200	50%	50%
Senior Vice Presidents	150	50%	50%
Vice Presidents	100	50%	50%

Stock Options

Option grants are made annually with an exercise price set at the market price of the underlying Common Shares, which is calculated as the greater of the: (a) closing price of our Common Shares on the TSX on the day preceding the applicable award date; and (b) VWAP on the TSX for the five trading days preceding the applicable award date. The vesting schedule for our Options is generally as follows: one-third of Options granted vest on each of the first, second and third anniversaries of the date of grant. The term for exercising Options is seven years.

The number and value of Options granted to each executive is reviewed by the Compensation Committee and approved by the Board. An option pricing model is used to determine the number of Options granted to achieve the target grant date value.

Performance Share Units

PSUs are intended to increase the alignment of executive risk/rewards measured by our TSR relative to our defined peer group. Under the LTI plan, executive participants are eligible for PSU grants on an annual basis, subject to Board approval.

The number of PSUs granted to the NEOs is based on a target award as a percentage of salary divided by the VWAP for the 30-day period immediately prior to the date of the award.

PSUs vest on the date on which the performance period ends, which is generally at the end of three calendar years. The number of PSUs that vest is based on achievement of the TSR comparator group as measured over a three-year performance period. The number of PSUs that vest at the end of the performance period ranges from 0 to 200% of the initial grant, depending on the relative performance achieved. PSUs are paid out in cash to the participant or in Common Shares purchased in the open market (or in Common Shares issued through treasury for those granted January 1, 2018 onwards). The payout amount (in dollars) is determined by multiplying the number of PSUs vested by the 5-day VWAP (or the 30-day VWAP for those granted January 1, 2018 onwards) on the vesting date.

The performance percentage is determined as follows:

Performance Level (Relative TSR)	Payout (% of Grant Vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - 75% (linear basis)
=P33	50%
<P33	Nil

Benefits and Perquisites

We offer group life, health and dental benefits, vacation time and other benefits to employees on a market-competitive level, ensuring that benefit costs are prudently managed. We also make payments for term life insurance, disability insurance, and employee share purchase plan ("ESPP") to employees. These benefits are made available to our NEOs. The Company contributes 8% of the executive's base salary received for each pay period to a Group RRSP up to the annual contribution limit allowed by the Canada Revenue Agency ("CRA"). If the Group RRSP contribution reaches the CRA limit during the year, the Company then makes a notional contribution to a Supplemental Executive Retirement Plan ("SERP"), adopted by the Company in 2018. The notional contribution equals 8% of base salary received during each pay period, less amount contributed to the Group RRSP during the same period. The investment return for the SERP is based on a target date mutual fund. The NEOs also receive a perquisite in the form of paid parking at the Vancouver corporate office.

Share Ownership Guidelines

In order to align executives' interests with those of Shareholders and to mitigate against inappropriate risk taking, the Board approved and implemented the following share ownership guidelines for our CEO and Senior Vice Presidents in 2014:

Position	Share Ownership Requirement	Time to Comply from January 1, 2015 or Date of Hire or Appointment (whichever is later)
CEO	3 X base salary	5 years
SVPs	2 X base salary	5 years

In addition to Common Shares beneficially owned, half of the value of PSUs (the threshold level of vesting) and the full value of RSUs held by an executive officer are included when determining the value of Common Shares held by an executive. Executive officers are expected to use the after-tax cash proceeds from the exercise of Options or the vesting of PSUs and RSUs to achieve their share ownership requirement.

The following table summarizes the relationship between the share ownership position of the NEOs and the share ownership requirement applicable to each of them as at March 1, 2020 (in Canadian dollars).

Name/Title of CEO/SVP	Common Shares Beneficially Owned	Number of RSUs(1) Subject to Vesting	Eligible PSUs(1) Subject to Vesting	Value of Total Holdings(2) (C$)	Shareholding Requirements (C$)	Shareholding Requirements Met	Compliant
Paul Benson President and CEO	113,636	0	67,425	3,815,208	2,100,000	Yes	Yes
Gregory Martin Senior Vice President and CFO	21,017	0	31,225	1,103,141	875,000	Yes	Yes
Kevin O'Kane Senior Vice President and COO	15,094	0	19,925	742,309	1,000,000	No	On target (has until June 4, 2023)
W. John DeCooman Senior Vice President, Business Development and Strategy	2,459	0	21,325	504,278	700,000	No	On target (has until December 1, 2023)
Nadine Block Senior Vice President, Human Resources	6,202	0	18,650	526,187	620,000	No	On target (has until December 1, 2023)

(1) 100% of unvested RSUs and 50% of unvested PSUs count towards share ownership.

(2) Value based on greater of: (a) value at time of acquisition/grant; and (b) value calculated using closing market price of the Common Shares on the TSX on March 1, 2020 (C$21.00).

The following sections provide information on the following executives who were determined to be the Company's NEOs for the year ended December 31, 2019:

  Paul Benson, President and CEO;

  Gregory Martin, Senior Vice President and Chief Financial Officer ("CFO");

  Kevin O'Kane, Senior Vice President and Chief Operating Officer ("COO")

  W. John DeCooman, Senior Vice President, Business Development and Strategy; and

  Nadine Block, Senior Vice President, Human Resources

2019 Compensation Results

Summary Compensation Table

The table below shows the total compensation earned by our NEOs for the fiscal years ending December 31, 2019, 2018, and 2017. The 2019 compensation amounts in the summary compensation table, which were paid in Canadian dollars, have been converted to U.S. dollars using an exchange rate of 1.3269, the average exchange rate in effect for 2019. In order to fully disclose changes in pay (distinct from changes in exchange rate), Canadian dollar compensation paid in 2018 and 2017 has been restated in the summary compensation table using the same exchange rate of 1.3269.

Name and Principal Position	Year	Salary(1) ($)	Share- Based Awards(2) ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation(4) ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Paul Benson President and CEO	2019 2018 2017	512,473 512,473 476,600	512,724 476,660 467,460	512,473 452,233 467,460	773,834 584,219 557,623	Nil Nil Nil	70,768 70,256 40,588	2,382,272 2,095,841 2,009,731
Gregory Martin Senior Vice President and CFO	2019 2018 2017	320,069 310,754 295,953	233,422 222,172 217,799	233,265 210,627 217,644	314,948 269,892 275,017	Nil Nil Nil	50,907 49,477 35,936	1,152,611 1,062,922 1,042,349
Kevin O'Kane Senior Vice President and COO(5)	2019 2018 2017	364,835 205,486 Nil	266,112 Nil Nil	265,669 551,652 Nil	391,834 173,804 Nil	Nil Nil Nil	43,502 61,454 Nil	1,331,952 992,396 Nil
W. John DeCooman Senior Vice President, Business Development and Strategy(6)	2019 2018 2017	254,428 247,034 239,837	185,820 119,973 117,935	185,325 113,948 117,675	274,403 144,887 157,216	Nil Nil Nil	40,584 55,201 25,182	940,560 681,043 657,845
Nadine Block Senior Vice President, Human Resources(7)	2019 2018 2017	226,091 218,555 203,708	164,026 102,199 99,864	164,018 96,678 99,969	242,569 129,821 127,726	Nil Nil Nil	39,516 37,616 29,015	836,220 584,869 560,282

(1) NEOs are remunerated in Canadian dollars and amounts contained in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.3269 for 2019.

(2) Amounts in this column represent the grant date value of PSUs. See detailed description of methodology and assumptions below this table under the heading "2019 Incentive Plan Awards - 2019 Share-Based Awards Valuation".

(3) Amounts shown in this column represent Options granted as part of the annual compensation package of each NEO. For Mr. O'Kane in 2018, amount shown represents a new hire grant of 125,000 options. See detailed description of valuation methodology and assumptions below this table under the heading "2019 Incentive Plan Awards - 2019 Option-Based Awards Valuation".

(4) All Other Compensation for NEOs is comprised of payments for health and dental benefits, term life insurance, disability insurance, group RRSP, SERP and ESPP payments made by the Company on their behalf, as applicable, and for Mr. Martin, Mr. O'Kane, Mr. DeCooman, and Ms. Block payment for parking at the corporate office in Vancouver. Payment also includes $37,894 for relocation for Mr. O'Kane in 2018. For Mr. DeCooman, payment includes $5,226 in 2019 and $21,217 in 2018 for vacation accrued in previous years but not taken. Payments made by the Company in respect of health and dental benefits, term life insurance, disability insurance, group RRSP and ESPP payments (which are made on behalf of all corporate employees of the Company) may comprise greater than 25% of the total perquisite value for individual NEOs.

(5) Mr. O'Kane joined the Company as Senior Vice President and Chief Operating Officer effective June 4, 2018 at an annual salary of C$470,000.

(6) Share-Based Awards, Option-Based Awards and Annual Incentive Plan targets increased in 2019 as a result of promotion to Senior Vice President level.

The Company's corporate targets for achievements on STI targets in 2019 are set out in the table below.

Incentive Plan Awards

Short-Term Incentive Plan Results

STI Plan - Corporate Objectives (100% weighting CEO; 70% other NEOs)

The Board approves STI targets each year based upon the recommendation of the Compensation Committee. When setting targets, the Board strives to make them challenging but achievable. The Compensation Committee receives reports at each regularly scheduled meeting on the progress towards achievement of the corporate objectives and consults with the Safety and Sustainability Committee on our performance in meeting health, safety and environmental goals.

The following table sets out the Company's STI targets and resulting achievements for 2019.

Corporate Objectives 2019
Performance Measure		Weight	2019 Performance Range			Actual Result
			THRESHOLD (50%)	TARGET (100%)	STRETCH (200%)
OPERATING 50%
Improving Safety(1)	TRIFR	5%	2.06(1)	1.95(1)	1.84 (1)	10%	Stretch
	Critical Risk Control Protocols	5%	90%+ compliance for 4 most critical by site	90%+ compliance for 5 most critical by site	90%+ compliance for 6 most critical by site	0%	Not Achieved
	High Potential Incidents Corrective Actions	5%	75% of actions closed out on time	85% of actions closed out on time	95% of actions closed out on time	8%	Target+
	If fatality occurs at any company location, entire safety metric defaults to 0
Safe Production	Marigold	10%	200,000 Au ozs	210,000 Au ozs	225,000 Au ozs	20%	Stretch
	Seabee	5%	96,500 Au ozs	101,500 Au ozs	109,000 Au ozs	10%	Stretch
	Puna	5%	8.6M AgEq ozs	9.5M AgEq ozs	9.75M AgEq ozs	10%	Stretch
Direct Site Costs(2)	Marigold	5%	US $810/oz	US $770/oz	US $720/oz	7%	Target+
	Seabee	5%	CAD $865/oz	CAD $825/oz	CAD $775/oz	9.5%	Target+
	Puna	5%	US $11.30/oz	US $9.70/oz	US $8.90/oz	5.5%	Target+
GROWTH 40%
Reserve & Resource Replacement of Mined Depletion(3)	Marigold Reserve	5%	75%	100%	150%	5%	Target
	Marigold Resource	5%	105%	160%	215%	0%	Not Achieved
	Seabee Resource	5%	100%	125%	150%	10%	Stretch
Internal Growth Project		10%	Successful progress on internal growth catalyst (4)			12%	Target+
Corporate Development		15%	Successful progress on strategically important transactions (5)			24%	Target+
SUSTAINABILITY 10%
Sustainability Reporting		10%	Report published in 4th Quarter, 2019	Report published in 2nd Quarter 2019 with improvement on external perception (6)	Plan finalized on site reporting against Global Reporting Initiative metrics	20%	Stretch
		If major environmental incident occurs, final corporate score reduced by 10%
		100%	Corporate Result Approved by the Board			151%

(1)  Employees and contractors.

(2) Mining + maintenance + process + site G&A costs / payable oz.

(3) Relative to Annual Reserve and Resource Statement at December 31, 2019 and associated price assumptions.

(4) Performance Assessment based on Marigold equipment replacement strategy, San Luis and Pitarrilla progress.

(5) Performance Assessment based on acquisition of Trenton Canyon, Buffalo Valley and the remaining 25% interest in Puna Operations as well as the SilverCrest Metals Inc. strategic investment.

(6) Performance Assessment based on publication of inaugural Sustainability Report which resulted in improved external perception and a plan in place for site reporting against Global Reporting Initiative metrics.

The Board approved a performance achievement of 151% on the 2019 corporate objectives.

2019 Incentive Plan Awards

STI Plan - Individual Objectives

For the NEOs other than the CEO, the individual performance component is weighted at 30% of the target bonus, with the ability to exceed target based on accomplishments of the individual.

The following table sets out the NEOs' percentage target bonus, performance weighting, individual objectives for 2019 and achievements in relation to the objectives.

2019 NEO Individual Objectives
	Target Bonus as % of Base Salary	Performance Weighting		Nature of Individual Objectives	Individual Performance Achievements in Relation to Objectives
		Corporate Performance	Individual Performance
Paul Benson President and CEO	100%	100%	-	-	-
Gregory Martin Senior Vice President and CFO	75%	70%	30%	Enhance asset values	Achieved milestone with respect to San Luis community agreements
					Moved the Pitarrilla project to next stage of assessment
				Manage balance sheet	Successful US$230m refinancing of convertible notes
				Global IT Strategy	Advanced finance system software upgrade
Kevin O'Kane Senior Vice President and COO	75%	70%	30%	Health & Safety/Risk Management/Sustainability	Advanced safety, enterprise risk framework, and sustainability reporting
				Operating Sites Objectives	Record safety performance on a consolidated basis and record production performance across the company
				Operational Excellence	Value adding OE projects and support of leadership roll out
					Completion of Marigold Equipment Replacement Study
W. John DeCooman Senior Vice President, Business Development and Strategy	75%	70%	30%	Business Development	Led acquisition of Trenton Canyon and Buffalo Valley properties in Nevada and the acquisition of remaining 25% interest in Puna
				Management of Investor Relations program	Continued to expand the SSR Investor Relations programs - non-North American shareholders exceed 25% for the first time
					Managed Puna concentrate sales in a challenging concentrate offtake market

2019 NEO Individual Objectives
	Target Bonus as % of Base Salary	Performance Weighting		Nature of Individual Objectives	Individual Performance Achievements in Relation to Objectives
		Corporate Performance	Individual Performance
Nadine Block Senior Vice President, Human Resources	75%	70%	30%	Organizational Development & Effectiveness	Leadership development foundational training completed across SSR
				Compensation	Strong results for compensation governance and Say On Pay
				Recruitment	Enhancement of talent through critical hires
				Communications	Corporate newsletter delivered to further educational and cultural goals across the organization

2019 Share-Based Awards Valuation

For compensation purposes, the number of PSUs is based on a target award as a percentage of salary divided by the VWAP for the 30-day period immediately prior to the date of the award.

The grant date fair value in the Summary Compensation Table set out above in "2019 Compensation Results - Summary Compensation Table" on page 58 is consistent with the accounting fair value recorded by the Company at the time of grant. The fair value of PSUs for accounting purposes is estimated based on the quoted market price of the Common Shares and our relevant ranking in the TSR comparator group as at the valuation date.

2019 Option-Based Awards Valuation

The value of Options granted in the years ended December 31, 2019, 2018, and 2017 was calculated using the Black-Scholes model, based on the assumptions set out below:

	2019	2018	2017
Forfeiture Rate (%)	3.0	3.0	3.0
Expected dividend yield	0.0	0.0	0.0
Average risk-free interest rate (%)	1.78	1.88	1.00
Expected life (years)	4.2	4.2	4.2
Expected volatility (%)	45.8	55.8	60.9

Option pricing models require the input of highly qualitative assumptions. Changes in the subjective input assumptions can materially affect the estimated fair value of Options. The expected life of the Options considered such factors as the average length of time similar Option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. The grant date fair value in the Summary Compensation Table set out above in "2019 Compensation Results - Summary Compensation Table" on page 58 is the same as the accounting fair value recorded by the Company at the time of grant.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all outstanding Common Share- and Option-based awards for each NEO at December 31, 2019 (payout value of Options based on market value of C$24.99). Amounts in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.2988 at December 31, 2019.

	Option-Based Awards				Common Share-Based Awards(2)
Name	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of Common Share-based awards that have not vested ($)	Market or payout value of vested Common Share-based awards not paid out or distributed ($)(3)
Paul Benson	197,500 108,250 127,000 115,450	7.17 12.01 11.07 16.50	Jan 01, 2023 Jan 01, 2024 Jan 01, 2025 Jan 01, 2026	2,709,771 1,081,833 1,361,133 754,674	103,700	1,995,275	1,674,887
Gregory Martin	67,150 88,400 33,400 59,150 52,550	5.83 7.17 12.01 11.07 16.50	Jan 01, 2022 Jan 01, 2023 Jan 01, 2024 Jan 01, 2025 Jan 01, 2026	990,602 1,212,880 333,794 633,945 343,509	47,850	920,674	780,364
Kevin O'Kane	125,000 59,850	13.39 16.50	Jun 04, 2025 Jan 01, 2026	1,116,415 391,228	23,200	446,387	Nil
W. John DeCooman	48,650 27,250 32,000 41,750	7.17 12.01 11.07 16.50	Jan 01, 2023 Jan 01, 2024 Jan 01, 2025 Jan 01, 2026	664,495 272,332 342,963 272,912	31,050	597,428	422,555
Nadine Block	7,717 18,100 36,950	12.01 11.07 16.50	Jan 01, 2024 Jan 01, 2025 Jan 01, 2026	77,122 193,988 241,535	26,950	518,541	357,809

(1) The value of the Options is based on a market value of C$24.99, the closing price per Common Share on the TSX as of December 31, 2019. These Options have not been, and may never be, exercised. Any actual gains will depend on the value of our Common Shares on the date the Options are exercised.

(2) Common Share-based awards reflect PSUs granted to the NEOs. Included in this column are the 2018 and 2019 PSU grants. Value assumes vesting at 100% and is calculated based on a market value of C$24.99, the closing price per Common Share on the TSX as of December 31, 2019. These PSUs have not vested and may vest at a performance percentage significantly less than 100% and potentially may have no value at all.

(3) Amounts in this column relate to the 2017 PSU Grant that vested December 31, 2019 and were paid in January 2020.

	Annual Burn Rate(1) Securities-Based Compensation
Security	2019	2018	2017
Options	0.42%	0.56%(3)	0.41%
Performance Share Units(2)	0.24%	0.29%	N/A
Restricted Share Units(2)	0.16%	0.27%	N/A

(1) Total number of securities granted in year / weighted average number of securities outstanding in year.

(2) Grants made January 1, 2018 onwards may be settled in cash, in Common Shares purchased on the open market, or Common Shares issued from treasury. Grants made prior to 2018 were not dilutive and may be settled in cash or in Common Shares purchased on the open market.

(3) Includes COO new hire grant of 125,000 options in 2018.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows:

  Total value of Options that vested during 2019;

  Total value of PSUs that vested in 2019; and

  STI awards earned in 2019 and paid in 2020.

Amounts in this table are converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.3269 for 2019.

Name	Option-Based Awards - Value Vested During the Year(1) ($)	Share-Based Awards - Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)(3)
Paul Benson	738,674	1,639,418	773,834
Gregory Martin	335,775	763,838	314,948
Kevin O'Kane	88,551	Nil	391,834
W. John DeCooman	183,533	413,607	274,403
Nadine Block	156,152	350,232	242,569

(1) Amounts in this column reflect the pre-tax value that the executives would have realized if they had exercised their Options that vested in 2019, on the date they vested.

(2) For each of Messrs. Benson, Martin, DeCooman and Ms. Block, amounts in this column relate to the 2017 PSU grant which vested on December 31, 2019.

(3) Amounts in the column represent STI plan payments that were paid in March 2020 for performance in 2019.

Termination and Change of Control Benefits

Employment Agreements

The Company has entered into employment agreements with each of our NEOs that provide them with certain rights in the event of involuntary termination of employment or a "change of control" of the Company.

A "change of control", in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% of the Common Shares. "Good reason" will arise within twelve months following a change of control where a NEO is induced to resign or terminate his or her employment for, amongst other reasons, an adverse change in his or her position, duties, or responsibilities, or reporting relationship that is inconsistent with his or her title or position, a reduction of his or her base salary, or aggregate level of benefits, or relocation of his or her principal office outside of Vancouver, British Columbia.

Change of control benefits are granted to motivate executive officers to act in the best interests of our Shareholders in connection with a change of control transaction by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation.

Under the terms of the employment agreements, NEOs are entitled to compensation, based on their remuneration at the time, in the event of: (a) termination without cause; and (b) termination without cause or for good reason within twelve months of a change of control of the Company (both as more specifically provided below). No NEO is entitled to compensation on resignation, retirement or termination for cause.

Each NEO is required to: (a) not disclose or use for any purpose any of our confidential information following termination; and (b) sign a full release acceptable to the Company prior to receiving any payment as a result of termination without cause or following a change of control. The Company's obligations to provide payments on a termination without cause or continue benefits coverage are conditional upon the NEO complying with his or her confidentiality obligations.

The tables below summarize the termination and change of control benefits provided to our NEOs:

Termination Benefits

Type of Compensation	Separation Event
	Resignation	Termination without Cause	Termination with Cause	Disability or Retirement	Death
Base Salary - CEO	No payment	24 months	No payment	No payment	No payment
Base Salary - other NEOs	No payment	24 months	No payment	No payment	No payment
Short-term Incentive Plan	No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years	No payment	No payment	No payment

Type of Compensation		Separation Event
		Resignation	Termination without Cause	Termination with Cause	Disability or Retirement	Death
Options	Granted prior to 2018	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire on date of termination	Expire 30 days after the end of the notice period or otherwise as determined by the Board	Expire on the first anniversary of the date of death
	Granted 2018 and onwards	Expire 30 days after the termination date	Unvested options will vest immediately prior to termination date on a pro-rata basis and expire 90 days after termination date	Expire on date of termination	All unvested options will continue to vest for 3 years from termination date and expire 3 years from termination	All unvested options vest immediately and expire on the first anniversary of the date of death
PSUs	Granted prior to 2018	Unvested PSUs are forfeited(1)	Unvested PSUs are forfeited(1)	Unvested PSUs are forfeited(1)	Compensation Committee has discretion to accelerate vesting and determine performance percentage to be applied	Compensation Committee has discretion to accelerate vesting and determine performance percentage to be applied
	Granted 2018 and onwards	Unvested PSUs are forfeited	Unvested PSUs vest on a pro-rata basis. Performance Percentage determined at the end of the Performance Period and PSUs redeemed at the end of the Performance Period	All vested and unvested Share Units are forfeited	All unvested PSUs will continue to vest for 3 years and expire 3 years from Termination Date. Performance Percentage based on actual performance	All unvested PSUs vest and redeemed immediately at a Performance Percentage of 100

Type of Compensation		Separation Event
		Resignation	Termination without Cause	Termination with Cause	Disability or Retirement	Death
RSUs	Granted prior to 2018	RSUs are forfeited(1)	RSUs are forfeited(1)	RSUs are forfeited(1)	Compensation Committee has the discretion to accelerate vesting	Compensation Committee has the discretion to accelerate vesting
	Granted 2018 and onwards	Unvested RSUs are forfeited	Unvested RSUs vest on a pro-rata basis and redeemed immediately	All vested and unvested RSUs are forfeited	All unvested RSUs will continue to vest for 3 years from the Termination Date. Expire in 3 years from Termination Date	All unvested RSUs vest and redeemed immediately

(1) Unless otherwise determined by the Compensation Committee.

Change of Control Benefits

Type of Compensation		Separation Event
		Change of Control (without Termination)	Change of Control (Termination)
Base Salary - CEO		No payment	24 months payable if terminated without cause by Company or by CEO for good reason
Base Salary - other NEOs		No payment	24 months payable if terminated without cause by Company or by NEO for good reason
Short-term Incentive Plan		No payment	Two times the average annual bonus earned by the NEO in the three immediately preceding years if terminated without cause by Company or by NEO for good reason
Options	Granted prior to 2018	All Options vest immediately upon a change of control	All Options vest immediately upon a change of control
	Granted 2018 and onwards	No automatic single trigger vesting	All Options vest on termination date

Type of Compensation		Separation Event
		Change of Control (without Termination)	Change of Control (Termination)
PSUs	Granted prior to 2018	All unvested PSUs vest 100%, or at a percentage at the Committee's discretion and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control(1)	All unvested PSUs vest 100%, or at a percentage at the Committee's discretion and are paid out in an amount proportionate to the elapsed performance period at the date of the change of control(1)
	Granted 2018 and onwards	No automatic single trigger vesting	All unvested PSUs vest immediately on termination date. Committee discretion to vest between target and maximum performance
RSUs	Granted prior to 2018	All unvested RSUs vest and redeemed immediately(1)	All unvested RSUs vest and redeemed immediately(1)
	Granted 2018 and onwards	No automatic single trigger vesting	All unvested RSUs vest and redeemed immediately

(1) Assumes acquirer does not continue the PSU or RSU plan, as applicable.

Amounts Payable on Termination without Cause

The table below sets out the estimated incremental (i.e., not including Options already vested) payments that would have been due to each of the NEOs in the event of a termination without cause assuming termination on December 31, 2019. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to U.S. dollars using the US dollar/Canadian dollar exchange rate of 1.2988 at December 31, 2019.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)	Share-Based Awards ($)(1)	All Other Compensation ($)	Total ($)
Paul Benson	1,047,120	1,204,142	705,263	904,117	16,347	3,876,989
Gregory Martin	653,988	575,742	325,817	418,719	15,394	1,989,660
Kevin O'Kane	745,457	559,093	316,484	128,793	7,478	1,757,305
W. John DeCooman	519,864	469,223	205,291	255,037	14,887	1,464,302
Nadine Block	461,965	398,597	177,501	220,029	13,751	1,271,843

(1)  Amounts in this column represent payment for PSUs granted from January 1, 2018 onwards, which vest in an amount proportionate to the elapsed performance period on termination date. Value assumes performance factor of 100%.

Amounts Payable on Termination on Change of Control

The table below sets out the estimated incremental (i.e., not including Options already vested) payments that would have been due to each of the NEOs for termination on a change of control assuming termination on December 31, 2019. Lump sum payments in this table are paid in

Canadian dollars, amounts are converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.2988 at December 31, 2019.

Name	Base Salary ($)	Bonus ($)	Option-Based Awards ($)(1)	Share-Based Awards ($)(2)	All Other Compensation ($)	Total ($)
Paul Benson	1,047,120	1,204,142	2,022,717	1,731,793	16,347	6,022,119
Gregory Martin	653,988	575,742	934,043	799,096	15,394	2,978,263
Kevin O'Kane	745,457	559,093	1,135,510	387,441	7,478	2,834,979
W. John DeCooman	519,864	469,223	592,345	518,536	14,887	2,114,855
Nadine Block	461,965	398,597	512,646	450,066	13,751	1,837,025

(1) Assumes no exchange of Options held by NEOs and the vesting of all outstanding Options. Calculated based on the difference between the closing price of our Common Shares on the TSX on December 31, 2019 (C$24.99) and the exercise price of the Option.

(2) Assumes that the acquirer does not continue the PSU plan. PSUs granted prior to 2018 are paid out in an amount proportionate to the elapsed performance period at the date of the change in control. All PSUs granted from January 1, 2018 onwards vest immediately on the date of termination. Value assumes performance factor of 100%.

GOVERNANCE

About the Board

The mandate of our Board is to supervise management in its day-to-day conduct of our business and affairs.

The Board has a written charter that sets out its duties and responsibilities, including:

  Reviewing and approving strategic plans prepared or updated by management and monitoring progress in relation to strategic plans;

  Reviewing and approving programs and budgets for each fiscal year and monitoring the progress of programs and budget against approved objectives;

  Monitoring the integrity of our financial statements;

  Monitoring our compliance with legal and regulatory requirements;

  Monitoring and evaluating the performance of management, establishing compensation programs and succession planning and determining compensation of the CEO and senior management;

  Overseeing management's implementation of environmental, community and health and safety policies and programs;

  Assisting management in identifying our principal business risks; and

  Ensuring that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of the Shareholders.

The full text of the charter is attached to the Circular at Schedule "B".

The Company is listed on both the TSX and Nasdaq. Although the Company is not required to comply with all of Nasdaq's corporate governance requirements as if it were a U.S. corporation, our governance practices comply with Nasdaq requirements as if we were a U.S. domestic issuer.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and each of its committees. The Chair of the Board is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by law and as set out in the position description. The Board also requires that each chair of a committee, among other things, ensures: (a) effective functioning of the committee; (b) that responsibilities and obligations of the committee are met; and (c) that the committee is organized to function independently of management.

The Board has developed a written position description for the CEO that specifies his or her responsibilities for the day-to-day operations of the Company, including: (i) reviewing and implementing strategies to advance the Company's mission and objectives and to promote revenue, profitability and growth as an organization; (ii) budgeting and monitoring performance against budget; and (iii) identifying opportunities and risks and implementing appropriate risk mitigation strategies. The CEO is required to provide leadership and oversee the Company's operations to ensure production efficiency, quality, service, and cost-effective management of resources.

Director Independence

A director is independent if he or she has no direct or indirect material relationship with the Company that the Board believes could materially interfere with his or her ability to exercise independent judgment. Applicable securities laws set out certain situations where a director will automatically be considered to have a material relationship with the Company.

All of our directors are considered to be independent other than Mr. Benson because he is our President and Chief Executive Officer. In addition, the Chair of the Board and all members of our Board committees are independent.

The independent directors hold regularly scheduled and ad hoc meetings without non-independent directors and members of management. At each regularly scheduled meeting of the Board, the Audit Committee and the Compensation Committee, the independent directors hold in-camera sessions. In-camera sessions at other committee meetings are held as considered necessary. In the year ended December 31, 2019, in-camera sessions without members of management present were held at nine of nine Board meetings, four of five Audit Committee meetings, five of six Compensation Committee meetings, three of four CGN Committee meetings and four of four Safety and Sustainability Committee meetings.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
A.E. Michael Anglin	Antofagasta plc
Brian R. Booth	GFG Resources Inc.
Beverlee F. Park	TransAlta Corporation
Steven P. Reid	Eldorado Gold Corporation Gold Fields Limited
Elizabeth A. Wademan	Torex Gold Resources Inc. BSR REIT

None of the directors of the Company currently serve together on the board of any other reporting issuers or reporting issuer equivalents.

Director Attendance

During the fiscal year ending December 31, 2019, the attendance record of the directors at Board and committee meetings was as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (9 Meetings)	Audit Committee Meetings (5 Meetings)	Compensation Committee (6 Meetings)	Corporate Governance and Nominating Committee (4 Meetings)	Safety and Sustainability Committee (4 Meetings)	Attendance Rate(1)
A.E. Michael Anglin	9	-	-	4	-	100%
Paul Benson	9	-	-	-	-	100%
Brian R. Booth(2)	9	-	6	2	1	100%
Simon A. Fish(3)	9	2	5	2	3	100%
Gustavo A. Herrero	9	5	-	4	-	100%
Beverlee F. Park(4)	9	5	6	2	1	100%
Richard D. Paterson(5)	8	5	-	2	3	95%
Steven P. Reid(6)	9	3	1	-	4	100%
Elizabeth A. Wademan	9	-	6	-	4	100%

(1) Aggregate attendance rate is based on the rate of attendance during which such member was a member of the applicable committee.

(2) Mr. Booth was appointed to the CGN Committee on March 10, 2019, and he stepped off the Safety and Sustainability Committee as of such date.

(3) Mr. Fish was appointed to each of the Compensation Committee and the Safety and Sustainability Committee on March 10, 2019. As of such date, he stepped off each of the Audit Committee and the CGN Committee.

(4) Ms. Park was appointed to the CGN Committee on March 10, 2019 and stepped off the Safety and Sustainability Committee as of such date.

(5) Mr. Paterson was appointed to the Safety and Sustainability Committee on March 10, 2019 and stepped off the CGN Committee as of such date.

(6) Mr. Reid was appointed to the Audit Committee on March 10, 2019 and stepped off the Compensation Committee as of such date.

Ethical Conduct

Our Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements.

The Board has approved the Code of Conduct, a Whistleblower Policy, an Insider Trading Policy and an Anti-Corruption Policy to support the Company's commitment to ethical business conduct. Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the Company's other governance policies. The Audit Committee receives a report on the annual acknowledgements. The Chair of the Audit Committee receives reports of any incidents arising under these policies and is responsible to ensure appropriate investigation and reporting to the Audit Committee and the Board.

The Code of Conduct has been filed under SSR Mining's profile on SEDAR at www.sedar.com and is available on the Company's website at www.ssrmining.com. No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Conduct.

Conflicts of Interest

We are not aware of any existing or potential conflicts of interest between the Company and any of our directors or officers.

If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with applicable laws. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.

Board Committees

The Board has established four standing committees to assist it to carry out its mandate: the Audit Committee; the Compensation Committee; the CGN Committee; and the Safety and Sustainability Committee.

The following table sets out the current members of the standing committees:

Name	Audit	Compensation	Corporate Governance & Nominating	Safety & Sustainability
A.E. Michael Anglin	-	-	✓	-
Brian R. Booth	-	✓	✓	-
Simon A. Fish	-	✓	-	✓
Gustavo A. Herrero	✓	-	✓ Chair	-
Beverlee F. Park	✓ Chair	✓	✓	-
Richard D. Paterson	✓	-	-	✓
Steven P. Reid	✓	-	-	✓ Chair
Elizabeth A. Wademan	-	✓ Chair	-	✓

All committee charters are reviewed annually and are posted on our website at www.ssrmining.com.

Audit Committee

All members of the Audit Committee are, and the members of the Audit Committee during 2019 were, independent and financially literate as defined under National Instrument 52-110 - Audit Committees. Ms. Park and Mr. Paterson are our Audit Committee financial experts. Mr. Paterson is not standing for re-election to the Board at the Meeting.

The Audit Committee is responsible for:

  Overseeing financial reporting, internal controls, the internal audit function, the audit process and the establishment of "whistleblower" and related policies;

  Recommending the appointment of the independent auditor and auditor compensation, and reviewing the annual audit plan;

  Pre-approving audit, audit-related and tax services to be provided by the independent auditor; and

  Reviewing and recommending approval to the Board of our annual and quarterly financial statements and management's discussion and analysis and our annual information form.

Additional information concerning the Audit Committee and the independent auditor, including the fees paid for services provided in the last two fiscal years, is contained in the Company's Annual Information Form (or Annual Report on Form 40-F) for the fiscal year ended December 31, 2019 under "Audit Committee" which has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

Compensation Committee

Disclosure regarding the Compensation Committee is provided in the Circular under the heading "Executive Compensation Discussion & Analysis - Compensation Governance" beginning on page 44.

Corporate Governance and Nominating Committee

All members of the CGN Committee are, and all members of the CGN Committee during 2019 were, independent.

The CGN is responsible for:

  Reviewing the corporate governance policies and procedures of the Company;

  Identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of Shareholders;

  In the event of any vacancy on the Board, identifying individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and

  Recommending to the Board, on an annual basis, director nominees for each Board committee.

Nomination of Directors; Diversity

The CGN Committee has responsibility for, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and nominees for appointment to committees of the Board. The CGN Committee is also responsible for analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The CGN Committee annually undertakes an assessment of desired board skills and competencies required to provide effective oversight for the execution by management of the Company's strategic objectives. As part of the annual Board assessment process, directors answer questions relating to board composition, required experience and competencies and complete a skills matrix. The CGN Committee reviews this information to evaluate whether the current directors reflect the required mix of skills and experience and to determine whether a search should be undertaken for additional or replacement directors.

In reviewing potential director candidates, the CGN Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. We seek to maintain a Board comprised of talented and dedicated directors with a diverse mix of skills, expertise, experience and backgrounds. Pursuant to our Board Diversity Policy, for purposes of Board composition, diversity includes, but is not limited to, skills, business experience, education, geography, age, gender, ability and ethnicity.

The CGN Committee will assess the skills, expertise, experience and backgrounds of our directors annually, in light of the needs of the Board, including the extent to which the current composition of our Board reflects a diverse mix of identified competencies.

The CGN Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. If such external consultants or advisors are retained, we will direct them to deliver a gender-balanced slate of "equally qualified" potential director candidates. The CGN Committee then makes recommendations to the Board regarding potential candidates.

Safety and Sustainability Committee

All members of the Safety and Sustainability Committee are, and all members of the Safety and Sustainability Committee during 2019 were, independent directors.

The duties and responsibilities of the Safety and Sustainability Committee include:

  Reviewing and confirming the Company's systems in the areas of safety, health, security, environment and community relations;

  Annually and as required, reviewing and monitoring the safety, health, security, environment and community relations performance against the Company's established systems and report performance to the Board;

  Assessing the effectiveness of the Company's safety, health, security, environment and community relations practices and policies to, in particular, identify and manage risks;

  Monitoring management's action plans to address emerging issues and ensuring sufficient resources are allocated to address safety, health, security, environment and community relations matters;

  Ensuring that any aspects of safety, health, security, environment and community relations that may materially affect the Company's current or future position, including compliance with legal and regulatory requirements, are reported to the Board and in accordance with the risk management process of the Audit Committee; and

  Reviewing the scope of potential environmental liabilities and obligations and the adequacy of the systems that manage and monitor these liabilities and obligations.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues, including short-, medium- and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. New directors also meet with members of the executive management team to educate themselves on the nature and operation of the Company's business. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director.

All directors have access to an electronic board portal where Company information is posted and updated. Directors receive monthly reports on the business from management. Board and committee members also meet periodically with management, between regularly scheduled meetings, to receive a review of the operations of the Company.

Directors are provided with continuing education throughout the year on issues that are necessary for them to meet their obligations as Board members. In conjunction with Board meetings, management and the Company's advisors provide presentations on topics pertinent to our business, including the impact of significant industry, political, legal and other developments.

A strategy meeting is organized, generally on an annual basis, with presentations relevant to the Company's business and strategic objectives and is usually coordinated with a visit to a Company site to increase directors' knowledge of and familiarity with the Company's operations. In November 2018, the directors attended a strategy meeting with management at the Company's offices in Vancouver, British Columbia. In August 2019, the directors attended a site visit to the Marigold mine in Nevada, U.S.

In addition to periodic presentations on topics relevant to matters for discussion at Board and committee meetings, the following presentations and education sessions were provided to the directors in 2019:

Date	Topic
February 2019	Equity Market, Mining Sector and M&A Market Updates
May 2019	Geopolitical Landscape in Mexico
November 2019	M&A Updates

At its meeting in February 2020, the CGN Committee reviewed a proposed director education program for 2020 on topics including: current trends in corporate governance and compensation; adoption of technology in the mining industry; updates on industry and competitive landscape; role of the Independent Tailings Review Board; updates on proxy advisory firms; and developments after the 2019 elections in Argentina.

To facilitate access to director education, all of our directors are members of the Institute of Corporate Directors, an organization which promotes the continuing education of directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management.

Assessments

The CGN Committee annually reviews the overall effectiveness and contribution of the Board as a whole, the committees of the Board, the Chair of the Board and each committee, and individual directors. Individual performance is assessed based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and committees. The CGN Committee may periodically resort to third party assessments.

For 2019, assessments were undertaken through formal questionnaires. The assessments explored views of the members in the following key areas:

Area	Items Assessed
Board Assessment

Board meetings, organization, structure, composition, leadership and culture, diversity, information and resources, management, strategy and plans, risk identification and mitigation, financial and corporate issues, policies and procedures, communication, roles and responsibilities, and effectiveness.

Committee Assessment	Committee meetings, composition, mandate, operations and effectiveness.
Director Self-Evaluation	Preparedness, contribution and participation, knowledge of the business, and required skills and expertise.
Overall Comments and Performance	General comments on the effective working relationships of the Board and committees, and the overall performance of the Board, committees, individual members and general company matters.

The assessment process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make any necessary recommendations to the Board for adoption regarding the process to be followed and the issues to be explored. The CGN Committee requests each director to complete the Board and committee assessments and the director self-evaluation for return to the Company's Corporate Secretary on a confidential basis to summarize the results for the CGN Committee Chair. The CGN Committee Chair then reports the results to the CGN Committee and the Board.

DIRECTOR COMPENSATION

In 2019, our directors received the following compensation for serving on our Board:

  Each director, other than the Chair of the Board, receives an annual director retainer of C$90,000;

  The Chair of the Board receives an annual Board Chair retainer fee of C$155,000, in place of the annual director retainer fee;

  The Audit Committee chair receives an annual retainer of C$15,000;

  The Compensation Committee chair receives an annual retainer of C$10,000;

  The other committee chairs receive an annual retainer of C$5,000;

  Retainer fees may be paid in either cash or DSUs, at the election of the individual director; and

  Directors are also provided an annual DSU award equivalent in value to C$110,000 for individual directors and C$170,000 for the Chair, paid quarterly.

In addition, a travel fee of C$4,500 per trip is payable to directors resident outside North America for attendance at Board meetings or site visits in North America. Directors are also entitled to be reimbursed for reasonable travel and other expenses properly incurred by them in attending meetings of the Board and directors or any committee thereof or otherwise in connection with their services as directors. The costs of director health assessments for high altitude are also covered by the Company.

The Compensation Committee periodically reviews Board compensation and recommends changes to director compensation when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

The Board has also established share ownership guidelines for our directors. We expect each director to accumulate at least C$400,000 (C$750,000 in the case of the Chair) of value in the Common Shares and/or DSUs, valued based on the greater of the acquisition cost and the market value, determined based on the 30-day VWAP of the Common Shares on the TSX (or any other stock exchange on which a majority of the volume of trading of the Common Shares has occurred) on the day immediately preceding the applicable date, to be achieved by the later of: (a) January 1, 2018; and (b) the date that is five years from the date the applicable director is appointed or elected as a director of the Company. As long as a director's total cost base for Common Shares or DSUs he or she has acquired exceeds C$400,000 (or C$750,000 in the case of the Chair), he or she will not be required to make up any shortfall in the value of his or her existing holdings.

The following table sets out all amounts of compensation provided to our directors, other than Mr. Benson, for the year ended December 31, 2019. Mr. Benson, our President and CEO, does not receive additional remuneration for his service as a director.

Name	Retainer Fees ($)(1)(3)	Share-Based Awards ($)(2)(3)	Option-Based Awards ($)(4)	All Other Compensation ($)(3)	Total Compensation ($)(3)
A.E. Michael Anglin	116,814	128,118	N/A	Nil	244,932
Brian R. Booth	68,769	82,900	N/A	Nil	151,669
Simon A. Fish	67,827	82,900	N/A	Nil	150,727
Gustavo A. Herrero(5)	71,595	82,900	N/A	16,957	171,452
Beverlee F. Park	76,306	82,900	N/A	Nil	159,206
Richard D. Paterson	70,653	82,900	N/A	Nil	153,553
Steven P. Reid	72,537	82,900	N/A	Nil	155,437
Elizabeth A. Wademan	73,480	82,900	N/A	Nil	156,380

(1) Amounts in this column represent the annual retainer fees for service as a director and committee chair. Directors may elect to take all or a portion of those fees in cash and/or DSUs (see table below for further detail).

(2) The amounts in this column represent the annual DSU award provided to directors for 2019.

(3) Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.3269 for 2019.

(4) No Options are held by directors. Directors are not eligible participants under the 2017 Share Compensation Plan.

(5) Mr. Herrero, who resides outside North America, receives a travel fee of C$4,500 for each Board meeting or site visit attended in North America.

DSU Plan

The Board adopted a DSU plan effective July 1, 2008, as amended from time to time, to more closely align the interests of our directors with the interests of the Shareholders. Our directors are not eligible for Option awards.

Under the DSU plan: (a) directors are awarded annual DSU grants; (b) directors may elect to receive all or a portion of their annual retainer fees in DSUs; (c) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of the Common Shares on the date the DSUs are credited to a director's account; (d) directors are credited with additional DSUs for dividends paid on the Common Shares, if any, while they hold DSUs; (e) DSUs are credited to a director's account pro rata on a quarterly basis; and (f) DSUs cannot be redeemed until the director ceases to be a member of the Board, at which point 50% of such director's DSUs will be automatically redeemed (i) three months after the date such director ceases to be a member of the Board and (ii) the earlier of the date that is (1) fifteen months from the date such director ceases to be a member of the Board and (2) December 31 of the year following the date such director ceases to be a member of the Board. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of the Common Shares at the time of redemption.

The following table sets out the compensation provided to our directors, other than Mr. Benson, taken in cash and DSUs, for the year ended December 31, 2019.

Name	Retainer Fees ($)(1)	Annual DSU Grant ($)(1)	Total Compensation Earned ($)(1)	Compensation Taken in DSUs ($)(1)	Compensation Taken in Cash ($)(1)
A.E. Michael Anglin	116,814	128,118	244,932	244,932	Nil
Brian R. Booth	68,769	82,900	151,669	103,531	48,138
Simon A. Fish	67,827	82,900	150,727	150,727	Nil
Gustavo A. Herrero(2)	71,595	82,900	171,452	82,900	88,552
Beverlee F. Park	76,306	82,900	159,206	121,053	38,153
Richard D. Paterson	70,653	82,900	153,553	153,553	Nil
Steven P. Reid	72,537	82,900	155,437	101,034	54,403
Elizabeth A. Wademan	73,480	82,900	156,380	119,640	36,740

(1) Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.3269 for 2019.

(2) Mr. Herrero, who resides outside North America, receives a travel fee of C$4,500 for each Board meeting or site visit attended in North America.

Outstanding Option- and Share-Based Awards

The following table sets out all outstanding Option- and Common Share-based awards for each of our directors, other than Mr. Benson, at December 31, 2019.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of DSUs that have Not Vested (#)	Market or Payout Value of DSUs that have Not Vested ($)	Market or Payout Value of Vested DSUs Not Paid Out or Distributed ($)(2)
A.E. Michael Anglin	N/A	N/A	N/A	N/A	Nil	Nil	3,001,426
Brian R. Booth	N/A	N/A	N/A	N/A	Nil	Nil	543,578
Simon A. Fish	N/A	N/A	N/A	N/A	Nil	Nil	489,891
Gustavo A. Herrero	N/A	N/A	N/A	N/A	Nil	Nil	1,823,248
Beverlee F. Park	N/A	N/A	N/A	N/A	Nil	Nil	1,312,373
Richard D. Paterson	N/A	N/A	N/A	N/A	Nil	Nil	2,695,871
Steven P. Reid	N/A	N/A	N/A	N/A	Nil	Nil	1,494,745
Elizabeth A. Wademan	N/A	N/A	N/A	N/A	Nil	Nil	445,383

(1) No Options are held by directors. Directors are not eligible participants under the 2017 Share Compensation Plan.

(2) Amounts in this column reflect the value of the aggregate number of DSUs received by directors for their annual DSU award and retainer fees taken in DSUs. DSUs vest immediately and are credited to each director's account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Amounts are calculated based on the closing price of our Common Shares on the TSX on December 31, 2019 (C$24.99) and converted to U.S. dollars using the U.S. dollar/Canadian dollar exchange rate of 1.2988 at December 31, 2019.

DSU Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of the annual DSU grant and retainer fees paid in DSUs provided to each of our directors, other than Mr. Benson, vested or earned during the year ended December 31, 2019:

Name	Option-Based Awards - Value Vested During the Year ($)(1)	Share-Based Awards - Value Vested During the Year ($)(2)(3)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
A.E. Michael Anglin	N/A	342,153	N/A
Brian R. Booth	N/A	144,667	N/A
Simon A. Fish	N/A	210,556	N/A
Gustavo A. Herrero	N/A	115,806	N/A
Beverlee F. Park	N/A	168,896	N/A
Richard D. Paterson	N/A	214,918	N/A
Steven P. Reid	N/A	141,173	N/A
Elizabeth A. Wademan	N/A	166,991	N/A

(1) No Options are held by directors. Directors are not eligible participants under the 2017 Share Compensation Plan.

(2) DSUs vest immediately and are credited to each director's account pro-rata on a quarterly basis; however, directors do not receive the cash value of the vested DSUs until they leave the Board. Amounts contained in this table are calculated based on the closing price of our Common Shares on the TSX on December 31, 2019 (C$24.99).

(3) Directors are remunerated in Canadian dollars and amounts contained in this table were converted to U.S. dollars using the U.S. dollar/Canadian dollar average exchange rate of 1.3269 for 2019.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company's most recently completed financial year, December 31, 2019, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (C$)	Number of Securities to be Issued Upon Settlement of Full-Value Awards	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans
Equity compensation plans approved by security holders(1)	1,802,623	12.14	891,759	5,306,093
Equity compensation plans not approved by security holders	Nil	Nil	Nil	Nil
Total	1,802,623	12.14	891,759	5,306,093

(1) Numbers in this row refer to Options to purchase securities of the Company or issuance of treasury shares to settle full-value awards (PSUs and RSUs) pursuant to the 2017 Share Compensation Plan. Full-value awards granted from January 1, 2018 onwards may be settled in cash, in Common Shares purchased on the open market, or Common Shares issued from treasury. The maximum number of shares reserved for issuance under the Aggregate Plans, is limited to 6.5% of the Company's issued and outstanding Common Shares from time to time (i.e., on a "rolling" basis).

If all 1,802,623 Options outstanding at December 31, 2019 were exercised for Common Shares, and all 891,759 Full Value Awards outstanding at December 31, 2019 were settled with Common Shares issued from treasury, the Common Shares which would be issued upon such exercise and settlement would total approximately 2.19% of the issued and outstanding Common Shares at December 31, 2019 on a non-diluted basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals.

MANAGEMENT CONTRACTS

All management functions of the Company or any of its subsidiaries are performed by the directors and executive officers of the Company and its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to SSR Mining is available on SSR Mining's website at www.ssrmining.com, on SEDAR under SSR Mining's profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial and other information of SSR Mining is provided in its audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2019, which can be found under SSR Mining's profile on SEDAR at www.sedar.com and will be sent without charge to any security holder upon request by contacting the Corporate Secretary of SSR Mining at Suite 800 - 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1G4, by telephone: (604) 637-6844 or toll free at 1-888-338-0046.

DIRECTORS' APPROVAL

The contents and the sending of the Circular to Shareholders has been approved by the Board.

DATED at Vancouver, British Columbia, this 18th day of March, 2020.

BY ORDER OF THE BOARD

(signed) "Paul Benson"

Paul Benson
President and Chief Executive Officer
SSR Mining Inc.

SCHEDULE "A"
2020 SHARE COMPENSATION PLAN

(attached)

SSR MINING INC.
(the "Company")

SSR MINING INC. ~~2017~~2020 SHARE COMPENSATION PLAN
(as approved by the directors of the Company on the ~~22nd~~18th day of March, ~~2017~~2020 and confirmed by the shareholders of the Company on the ~~4th~~[14th] day of May, ~~2017 and amended by the directors of the Company on the 15th day of December, 2017~~2020)

Article 1.
PURPOSE OF THIS PLAN

This Plan is intended to advance the interests of the Company and its shareholders by attracting, retaining and motivating the performance of selected Eligible Persons of high caliber and potential upon whose judgement, initiative and effort the Company is largely dependent for the successful conduct of its business, and to encourage and enable such Eligible Persons to acquire and retain an equity interest in the Company.

Article 2.
DEFINITIONS

2.1 Definitions. In this Plan, unless there is something in the subject matter or context inconsistent therewith, capitalized words and terms have the following meanings:

(a) "2017 Plan" means the Company's 2017 Share Compensation Plan, as approved by the directors of the Company on the 22nd day of March, 2017 and confirmed by the shareholders of the Company on the 4th day of May, 2017 and amended by the directors of the Company on the 15th day of December, 2017;

~~(a)~~(b)  "Administrator" means the Corporate Secretary of the Company or such other director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time;

~~(b)~~(c)  "Affiliate" has the meaning ascribed thereto in the Business Corporations Act (British Columbia);

~~(c)~~(d) "Aggregate Plans" means this Plan and all of the Company's other security based compensation arrangements that provide for the issuance from treasury or potential issuance by the Company out of its authorized and unissued Common Shares, including, for the avoidance of doubt, the 2017 Plan;

~~(d)~~(e) "Applicable Options" has the meaning ascribed thereto in Section 11.3(a)(i);

~~(e)~~(f) "Applicable Restricted Share Units" has the meaning ascribed thereto in Section 11.3(b)(i);

~~(f)~~(g)  "Award" means any Option, Restricted Share Unit or Performance Share Unit granted under this Plan;

~~(g)~~(h)  "Blackout Period" means an interval of time during which the Company has determined that one or more Participants may not trade securities of the Company because they may be in possession of undisclosed material information pertaining to the Company;

~~(h)~~(i) "Board" means the board of directors of the Company, as constituted from time to time;

~~(i)~~(j) "Business Combination" has the meaning ascribed thereto in Section 2.1(n);

~~(j)~~(k)  "Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close;

~~(k)~~(l)  "Cashless Exercise Sale Price" means the volume weighted average sale price received by the Company upon the sale of Common Shares to cover the Exercise Price of Options that are being exercised pursuant to Section 8.5;

~~(l)~~(m)  "Cause" means "Cause", or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Participant and the Company or a Related Entity of the Company and, if there is no such definition or agreement, means any of the following:

(i) a breach by the Participant of a material term of the applicable employment, engagement or consulting agreement (if any);

(ii) the repeated and demonstrated failure by the Participant to perform the material duties of his position in a competent manner;

(iii) the conviction of the Participant for a criminal offence involving fraud or dishonesty, or which otherwise adversely impacts the reputation of the Company or a Related Entity of the Company;

(iv) failure of the Participant to act honestly or in the best interest of the Company or a Related Entity of the Company;

(v) failure of the Participant to comply with any Company rules or policies of a material nature;

(vi) failure of the Participant to obey reasonable instructions provided by him in the course of employment, within five calendar days after receiving written notice of such disobedience from the Company or a Related Entity of the Company; or

(vii) any actions or omissions on the part of the Participant constituting gross misconduct or negligence resulting in a risk of material harm to the Company or a Related Entity of the Company;

~~(m)~~(n) "Change of Control" means, except as otherwise provided herein with respect to Awards to U.S. Participants, the occurrence of one or more of the following events:

(i) individuals who, as of the Effective Date, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director after the Effective Date and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board, including by reason of any agreement intended to avoid or settle any Election Contest or proxy contest, shall be deemed an Incumbent Director;

(ii) any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holder thereof to cast more than 50% of the voting rights attaching to all shares of the Company which may be cast to elect directors of the Company (the "Company Voting Securities"), provided, however, that the events described in this paragraph (ii) shall not be deemed to be a Change of Control by virtue of any of the following acquisitions of Company Voting Securities:

A. by the Company or a subsidiary;

B. by any employee benefit plan sponsored or maintained by the Company or any subsidiary;

C. by any underwriter temporarily holding securities pursuant to an offering of such securities;

D. pursuant to a Non-Qualifying Transaction (as defined below); or

E. from the Company pursuant to a transaction (other than one described in (iii) below), if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause shall not constitute a Change of Control;

(iii) the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries (a "Business Combination"), unless immediately following such Business Combination:

A. Company Voting Securities that were outstanding immediately prior to the consummation of such Business Combination (or, if applicable, securities into or for which such Company Voting Securities were converted or exchanged pursuant to such Business Combination) represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees ("voting power") of (1) the entity resulting from such Business Combination (the "Surviving Entity"), or (2) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Entity (the "Parent Entity");

B. no person (other than any employee benefit plan sponsored or maintained by the Surviving Entity or the Parent Entity) is the beneficial owner, directly or indirectly, of 50% or more of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity); and

C. at least a majority of the members of the board of directors of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination;

(any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction");

(iv) the approval by the Board or shareholders of the Company of a complete liquidation or dissolution of the Company;

(v) a sale or other disposition of all or substantially all of the property or assets of the Company, other than to an Affiliate or pursuant to a Non-Qualifying Transaction; or

(vi) any determination by the majority of Incumbent Directors of the Company that a Change of Control has occurred.

~~(n)~~(o)  "Closing Price" of Common Shares at any relevant date means the closing trading price of the Common Shares on the TSX (or any other Stock Exchange on which the majority of the volume of trading of the Common Shares has occurred over the relevant period) on the last Trading Day immediately preceding such date; provided that, if the Common Shares are not listed and posted for trading on any Stock Exchange at the time such calculation is to be made, the "Closing Price" shall be the market price of a Common Share as determined by the Board in good faith;

~~(o)~~(p)  "Code" means the U.S. Internal Revenue Code of 1986, as amended;

~~(p)~~(q) "Committee" means the Compensation Committee of the Board, or such other committee or Persons (including, in the absence of a committee, the Board) as may be designated from time to time to administer this Plan;

~~(q)~~(r)  "Common Shares" means the common shares without par value in the capital of the Company as constituted on the Effective Date, provided that if the rights of any Participant are subsequently adjusted pursuant to Article 14 hereof, "Common Shares" thereafter means the shares or other securities or property which such Participant is entitled to purchase or receive, pursuant to this Plan, after giving effect to such adjustment;

~~(r)~~(s)  "Company" means SSR Mining Inc. and includes any successor company thereto;

~~(s)~~(t) "Company Voting Securities" has the meaning ascribed thereto in Section 2.1(n);

~~(t)~~(u)  "Control" has the meaning ascribed thereto in Section 2.23 of National Instrument 45-106 - Prospectus Exemptions;

~~(u)~~(v) "Disability" means, in the case of a Participant who is a member of a long-term disability plan of the Company or an Affiliate of the Company, the Participant's physical or mental long-term inability to substantially fulfill his duties and responsibilities on behalf of the Company or, if applicable, an Affiliate of the Company in respect of which the Participant commences receiving, or is eligible to receive, long-term disability benefits under such long-term disability plan of the Company or an Affiliate of the Company and, in the case of a Participant who is not a member of a long-term disability plan of the Company or an Affiliate of the Company, a physical or mental impairment that prevents the Participant from engaging in any employment for which the Participant is reasonably suited by virtue of the Participant's education, training or experience and that can reasonably be expected to last for the remainder of the Participant's lifetime, as determined by the Board. Notwithstanding the foregoing, for U.S. Participants Disability has the meaning ascribed to it under Section 409A of the Code and applicable regulations.

~~(v)~~(w)  "Effective Date" has the meaning ascribed thereto in Section 4.1;

~~(w)~~(x) "Elected Redemption Date" means the date elected by a Participant, who is not a U.S. Participant, pursuant to Section 9.12(a) or, as applicable, the date elected by a U.S. Participant pursuant to Section 9.12(b);

~~(x)~~(y) "Election Contest" has the meaning ascribed thereto in Section 2.1(n);

~~(y)~~(z)  "Eligible Person" means an Employee or a Service Provider of the Company or a Related Entity of the Company;

~~(z)~~(aa)  "Employee" means an individual who is considered an employee under the Income Tax Act (Canada) or any equivalent legislation in a jurisdiction in which the Company operates (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

~~(aa)~~(bb) "Exercise Price" means the price per Common Share at which a Participant may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Section 14.1, "Exercise Price" thereafter means the price per Common Share at which such Participant may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

~~(bb)~~(cc)  "Expiry Date" the date on which an Award expires;

~~(cc)~~(dd)  "Good Reason" means "Good Reason", or an analogous term, as defined in the employment, engagement or consulting agreement, if any, between the relevant Participant and the Company or an Affiliate of the Company and, if there is no such definition or agreement, "Good Reason" will arise within twelve (12) months following a Change of Control where the Participant was induced by the actions of the employer to resign or terminate their employment or engagement other than on a purely voluntary basis as a result of the occurrence of one or more of the following events without the Participant's written consent, such resignation to be effective only if the Participant has provided written notice of such occurrence to the employer immediately upon occurrence of such an event and the employer has not corrected such occurrence within a thirty (30) day period:

(i) a materially adverse change in the Participant's position, duties or responsibilities,

(ii) a materially adverse change in the Participant's reporting relationship that is inconsistent with the Participant's title or position,

(iii) a reduction by the employer of the base salary of the Participant,

(iv) a material reduction by the employer in the aggregate level of health & welfare benefits made available to the Participant, or

(v) the permanent relocation by the employer of the Participant's principal office by more than eighty (80) kilometers from the location where the Participant worked when the Change of Control occurred;

~~(dd)~~(ee) "Incumbent Director" has the meaning ascribed thereto in Section 2.1(n);

~~(ee)~~(ff) "Insider" has the meaning ascribed thereto in the TSX Company Manual;

~~(ff)~~(gg) "Legal Representative" has the meaning ascribed thereto in Section 8.4;

~~(gg)~~(hh) "Market Price" of Common Shares at any relevant date means the volume weighted average trading price of the Common Shares on the TSX (or any other Stock Exchange on which the majority of the volume of trading of the Common

Shares has occurred over the relevant period) over the thirty Trading Days on which a board lot of Common Shares was traded immediately preceding such date, calculated by dividing the total value of all such trades by the total volume of Common Shares so traded; provided that, if the Common Shares are not listed and posted for trading on any Stock Exchange at the time such calculation is to be made, the "Market Price" shall be the market price of a Common Share as determined by the Board in good faith. For the purpose of Section 8.1 only, the Market Price shall be calculated using the five Trading Days on which a board lot of Common Shares was traded immediately preceding such date rather than thirty Trading Days;

~~(hh)~~(ii)  "Non-Qualifying Transaction" has the meaning ascribed thereto in Section 2.1(n);

~~(ii)~~(jj) "Notice of Exercise" has the meaning ascribed thereto in Section 8.4;

~~(jj)~~(kk)  "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Company to purchase, directly or indirectly, voting shares in the capital of the Company;

~~(kk)~~(ll)  "Option Expiry Date" has the meaning ascribed thereto in Section 8.2;

~~(ll)~~(mm) "Options" means stock options granted hereunder to purchase authorized but unissued Common Shares from the Company pursuant to the terms and conditions hereof, as evidenced by a notice of award, and "Option" means any one of them;

~~(mm)~~(nn)  "Outstanding Common Shares" at the time of any issuance of Common Shares or the grant of an Award, means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Awards in question, on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange;

~~(nn)~~(oo)  "Parent Entity" has the meaning ascribed thereto in Section 2.1(n);

~~(oo)~~(pp) "Participant" means an Eligible Person to whom an Award has been granted under this Plan;

~~(pp)~~(qq)  "Performance Percentage" has the meaning ascribed thereto in Section 9.6;

~~(qq)~~(rr) "Performance Period" means a period, as determined by the Board in accordance with Section 9.3, in respect of which a Participant may be or become entitled to receive any amount payable in respect of Performance Share Units;

~~(rr)~~(ss) "Performance Share Unit" means an unfunded and unsecured right granted to a Participant to receive, upon the satisfaction of certain criteria, a Common Share or payment in accordance with the provisions of this Plan and includes any dividend equivalent Performance Share Units awarded to a Participant in respect of such Performance Share Units;

~~(ss)~~(tt)  "Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, unlimited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity;

~~(tt)~~(uu) "Plan" means this SSR Mining Inc. ~~2017~~2020 Share Compensation Plan, including all Schedules hereto, as the same may from time to time be supplemented or amended and in effect;

~~(uu)~~(vv) "Prior Grants" has the meaning ascribed thereto in Section 16.8;

~~(vv)~~(ww) "Redemption Date" means the date on which a Share Unit is redeemed;

~~(ww)~~(xx) "Redemption Notice" means a notice, submitted to the Company through its electronic compensation plan system or in such other form designated by the Company, pursuant to which the Participant may elect to redeem Vested Share Units and select the percentage of such redeemed Share Units that are to be redeemed for Common Shares issued from treasury;

~~(xx)~~(yy) "Regulatory Authority" means a Stock Exchange and all securities commissions or similar securities regulatory authorities having jurisdiction over the Company;

~~(yy)~~(zz)  "Related Entity" means an Affiliate or a "subsidiary" of the Company as defined in the Business Corporations Act (British Columbia);

~~(zz)~~(aaa) "Restricted Share Unit" means an unfunded and unsecured right granted to a Participant to receive one or more Common Shares or payments in accordance with the provisions of this Plan and includes any dividend equivalent Restricted Share Units awarded to a Participant in respect of such Restricted Share Units;

~~(aaa)~~(bbb) "Retires" or "Retirement" means the resignation of an Eligible Person which the Board, in its sole discretion, determines to treat as a retirement, including subject to any conditions imposed by the Board;

~~(bbb)~~(ccc) "Securities Act" means the Securities Act (British Columbia), as amended from time to time;

~~(ccc)~~(ddd) "Separation from Service" means separation from service as such term is defined under Section 409A of the Code;

~~(ddd)~~(eee)  "Service Provider", as set out in section 613 of the TSX Company Manual, means a person or company engaged by the Company to provide services for an initial, renewable or extended period of twelve months or more and, for greater certainty, does not include an Employee;

~~(eee)~~(fff) "Share Unit Account" has the meaning ascribed thereto in Section 9.8;

~~(fff)(ggg)~~ "Share Units" means Performance Share Units and Restricted Share Units, as applicable, and "Share Unit" means any one of them;

~~(ggg)(hhh)~~ "Share Unit Expiry Date" has the meaning ascribed thereto in Section 9.11;

~~(hhh)~~(iii) "Stock Exchange" means the TSX and the NASDAQ Stock Market, and any other stock exchange on which the Common Shares are listed or posted for trading;

~~(iii)~~(jjj) "Surviving Entity" has the meaning ascribed thereto in Section 2.1(n);

~~(jjj)~~(kkk)  "Target Milestones" means performance targets determined pursuant to Section 9.4;

~~(kkk)~~(lll)  "Termination Date" means:

(i) in the case of a Participant who is not a U.S. Participant, the Participant's last day of active employment with the Company or a Related Entity of the Company or last active day as a Service Provider with the Company or a Related Entity, provided that, if such day is not a Trading Day, the Termination Date shall be the Trading Day immediately preceding such day, notwithstanding Section 3.1(f); and

(ii) in the case of a U.S. Participant, the date on which the U.S. Participant experiences a Separation from Service.

For greater certainty, the determination of the Termination Date of a Participant shall not include any period of statutory, contractual or reasonable notice of termination of employment or any period of salary continuance or deemed employment;

~~(lll)~~(mmm) "Trading Day" means any date on which the Stock Exchange is open for the trading of Common Shares and on which at least a board lot of Common Shares is traded, provided that, if the Common Shares are listed on more than one Stock Exchange, "Trading Day" means any date on which the Stock Exchange on which the majority of the Company's trading occurs is open for the trading of Common Shares and on which at least a board lot of Common Shares is traded;

~~(mmm)~~(nnn) "TSX" means the Toronto Stock Exchange;

~~(nnn)~~(ooo)  "U.S. Participant" means an Eligible Person who is a U.S. citizen or a U.S. resident, in each case as defined in Section 7701(a)(3)(A) and Section 7701(b)(1)(A) of the Code;

~~(ooo)~~(ppp)  "Vested Performance Share Units" has the meaning ascribed thereto in Section 9.7;

~~(ppp)~~(qqq) "Vested Restricted Share Units" has the meaning ascribed thereto in Section 9.1;

~~(qqq)~~(rrr)  "Vested Share Units" means Vested Performance Share Units and Vested Restricted Share Units, as applicable, and "Vested Share Unit" means any one of them;

~~(rrr)~~(sss) "Vesting Date" means:

(i) each date on which Options granted to a Participant vest as determined by the Board, in its sole discretion, in accordance with Section 8.3;

(ii) for Performance Share Units granted to a Participant, the date on which the Performance Period ends; and

(iii) each date on which Restricted Share Units granted to a Participant vest as determined by the Board, in its sole discretion, in connection with such grant; and

~~(sss)~~(ttt) "voting power" has the meaning ascribed thereto in Section 2.1(n).

Article 3.
INTERPRETATION

3.1 Interpretation. In this Plan, except as otherwise expressly provided:

(a) any reference in this Plan to a designated "Article", "Section" or other subdivision or Schedule is a reference to the designated Article, Section or other subdivision of or Schedule to this Plan;

(b) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Plan as a whole and not to any particular Article, Section or other subdivision of, or Schedule to, this Plan;

(c) the headings are for convenience only and do not form a part of this Plan and are not intended to interpret, define or limit the scope, extent or intent of this Plan;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(e) unless otherwise provided, all amounts are stated in Canadian dollars and are to be paid in Canadian dollars, U.S. dollars or any other currency that is accepted as legal tender in the countries in which the Company operates; and

(f) where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day.

Article 4.
EFFECTIVE DATE OF PLAN

4.1 Effective Date of this Plan. The effective date (the "Effective Date") of this Plan is May ~~4, 2017~~[14], 2020, the date on which this Plan was approved by the shareholders of the Company.

4.2 Three Year Shareholder Approval. In accordance with the requirements of the TSX, any unallocated Awards under the rolling 6.5% maximum allowed under Section 6.1 will require the further approval of the Board and shareholders of the Company at least once during each three (3) year period that has elapsed from the Effective Date.

Article 5.
ADMINISTRATION OF PLAN

5.1 Administration of Plan. This Plan shall be administered by the Board, taking into consideration any recommendations from the Committee. Subject to the provisions of this Plan, applicable laws and any approvals required of any regulatory authorities to which the Company is subject, including any Stock Exchange, the Board shall have the power and authority to make all decisions relating to the administration and implementation of this Plan including, without limitation, determining the types and number of Awards to be granted and the terms of such Awards. Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award are within the sole discretion of the Board and may be made at any time. Such designations, determinations, interpretations and other decisions shall be final, conclusive and binding upon any Eligible Person and any holder or beneficiary of any Award.

5.2 Delegation. Subject to applicable laws and the rules of any regulatory authorities to which the Company is subject, including the Stock Exchange, the Board may delegate to the Committee or any director, officer or employee of the Company such duties and powers of the Board relating to this Plan as it may see fit. To the extent the Board has delegated any such duties and powers to the Committee or any such individual then all references in this Plan to the Board shall be read as the Committee or any such individual, as applicable, to the extent such reference relate to the duties and powers that have been so delegated.

Article 6.
COMMON SHARES AVAILABLE FOR AWARDS

6.1 Common Shares Available. Subject to Section 6.2 and to adjustment as provided in Article 14, the aggregate number of Common Shares that may be issuable pursuant to the Aggregate Plans, shall not at any time exceed 6.5% of the then Outstanding Common Shares.

6.2 Common Shares Available for Full-Value Awards. For the purposes of Section 6.1, and subject to Section 6.3, the aggregate number of Common Shares that may be issuable pursuant to Share Units awarded under this Plan shall not at any time exceed 2.2% of the then Outstanding Common Shares, and no Share Unit may be granted if such grant would have the effect of causing the total number of Common Shares potentially issuable in respect of Share Units to exceed the percentage set out above in this Section 6.2.

6.3 Other Accounting for Award. Any Common Shares related to an Award which has been exercised or which terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such Common Shares shall again be available for issuance under this Plan. Common Shares shall not be deemed to have been issued pursuant to this Plan with respect to any portion of an Award that is settled in cash or by delivery to a Participant of Common Shares purchased through the facilities of any Stock Exchange, in accordance with the terms of this Plan.

6.4 Reservation of Shares. The Board will reserve for allotment, from time to time, out of the authorized but unissued Common Shares, sufficient Common Shares to provide for issuance of all Common Shares which are issuable under all outstanding Awards.

6.5 No Fractional. No fractional Common Shares may be purchased or issued under this Plan.

Article 7.
GRANT OF AWARDS

7.1 Eligible Persons. Subject to the rules set out below, the Board may, from time to time, grant to any Eligible Person one or more Awards, as the Board deems appropriate, in its sole discretion. A Participant, who holds any Award at the time of the granting of a subsequent Award, may hold more than one type of Award. ~~No grants of Performance Share Units shall be made by the Board more than 90 days following the commencement of the applicable Performance Period.~~

7.2 Date Award Granted. The date on which an Award will be deemed to have been granted under this Plan will be the date on which the Board authorizes the grant of such Award or such future date as specified by the Board at the time the grant of such Award is authorized.

7.3 Number of Common Shares / Maximum Grant. The number of Common Shares that may be purchased under any Award, or the amount of any Award that shall be granted in any form that may result in the issuance of Common Shares, will be determined and fixed by the Board at the date of grant, provided that:

(a) the number of Common Shares reserved for issuance to any one Participant pursuant to the Aggregate Plans within any one (1) year period shall not, in aggregate, exceed 5% of the total number of Outstanding Common Shares; and

(b) the number of Common Shares:

(i) issuable, at any time, to Participants that are Insiders, and

(ii) issued to Participants that are Insiders within any one (1) year period,

pursuant to the Aggregate Plans shall not, in aggregate, exceed 5% of the total number of Outstanding Common Shares.

For the purposes of this Section 7.3, Common Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders.

7.4 No Certificates. No certificates shall be issued with respect to Awards. All records relating to the Awards shall be maintained in the Company's electronic compensation plan system.

Article 8.
OPTIONS

8.1 Exercise Price. The Exercise Price per Common Share under each Option shall not be less than the greater of the Market Price of the Common Shares at the time of grant and the Closing Price of the Common Shares at the time of grant. Notwithstanding anything else contained herein, in no case will the Exercise Price per Common Share under each Option be less than the minimum prescribed by any Stock Exchange at the time of grant.

8.2 Term of Options. Subject to Article 11 and Section 13.1, the Expiry Date for each Option will be the date determined by the Board and specified in the notice of award pursuant to which such Option is granted (the "Option Expiry Date"), provided that such date may not be later than the earlier of: (i) the date which is the seventh (7th) anniversary of the date on which such Option is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange.

8.3 Vesting and Other Restrictions. Subject to the terms and conditions of this Plan, the Board shall, in its sole discretion, determine the Vesting Dates and the proportion of Options to vest on each such Vesting Date applicable to each award of Options at the time of such award. Unless otherwise specified herein or determined by the Board, Options granted to a Participant shall vest, as to one-third of the number of such Options, on each of the first, second and third anniversaries of the date of grant, subject to the Participant continuing to be an Eligible Person.

8.4 Exercise of Options. Each Option granted under this Plan may be exercised only by notice ("Notice of Exercise") submitted to the Company through its electronic compensation plan system, or in such other form designated by the Company and signed by the Participant, or the legal representative or committee or attorney, as the case may be (the "Legal Representative"), of the Participant, and delivering to the Administrator full payment for an amount equal to the aggregate Exercise Price of the Common Shares being purchased. Such consideration may be paid in any combination of the following:

(a) bank draft or certified cheque payable to the Company; or

(b) such other consideration as the Board may permit, consistent with applicable laws.

As soon as practicable after any exercise of an Option, the Company shall issue to the Participant the Common Shares in respect of which such Option is exercised.

8.5 Cashless Exercise. Notwithstanding any other provision of the Plan, unless otherwise determined by the Board, in its sole discretion, a Participant may elect "cashless" exercise in a Notice of Exercise. In such case, the Participant will not be required to deliver to the Company the bank draft or certified cheque referred to in Section 8.4(a). Instead, the number of Common Shares to be issued or otherwise provided to the Participant upon such election is the number obtained: by dividing (a) the difference between (i) the difference between the Cashless Exercise Sale Price and the Exercise Price, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised upon payment of the aggregate Exercise Price and (ii) all applicable fees incurred by the Company in connection with the cashless exercise, by (b) the Cashless Exercise Sale Price. Upon any such election, the Company may, instead of issuing or otherwise providing to the Participant the number of Common Shares calculated in accordance with the preceding sentence, pay the Participant by cheque the amount of money calculated in accordance with clause (a).

8.6 U.S. Provisions. Any adjustment to or amendment of an outstanding Option granted to a U.S. Participant (including, but not limited to, amendments or adjustments contemplated under Article 15 or Article 14 with respect to the exercise price and number of Common Shares subject to an Option, and adjustments with respect to extension of the term of an Option, and any other amendments or adjustments otherwise permitted pursuant to Section 5.1) will be made so as to comply with, and not create any adverse consequences under, Section 409A of the Code.

Article 9.
SHARE UNIT AWARDS

Restricted Share Unit Award

9.1 Vesting Provisions. The Board shall, in its sole discretion, determine the Vesting Dates and the proportion of Restricted Share Units to vest on each such Vesting Date applicable to each grant of Restricted Share Units at the time of such grant. Unless otherwise specified herein or determined by the Board, Restricted Share Units granted to a Participant shall vest, as to one-third of the number of such Restricted Share Units, on each of the first, second and third anniversaries of the date on which they were granted, subject to the Participant continuing to be an Eligible Person. Dividend equivalent Restricted Share Units awarded to Participants under Section 9.10 shall vest with the Restricted Share Units in respect of which they were credited to the Participant's Share Unit Account. Except where the context requires otherwise, the Restricted Share Units which have so vested shall be referred to herein as "Vested Restricted Share Units".

9.2 Vesting During Continued Eligibility. Subject to Article 11 and Article 15, Restricted Share Units granted to a Participant shall vest on the Vesting Dates, in accordance with the provisions of this Article 9, provided the Participant remains an Eligible Person on the applicable Vesting Date.

Performance Share Unit Award

9.3 Performance Period. The Board shall, in its sole discretion, determine the Performance Period applicable to each grant of Performance Share Units at the time of such grant. Unless otherwise specified by the Board, the Performance Period applicable to a grant of Performance Share Units shall be a period of 36 months commencing on the 1st of January and ending on December 31st.

9.4 Determination of Target Milestones. The Target Milestones for each Performance Period shall be determined by the Board, in its sole discretion, based on measurable performance criteria established by the Board in advance. Unless otherwise determined by the Board the Target Milestones for each Performance Share Unit shall be as set forth in Schedule "A".

9.5 Vesting During Eligibility. Subject to Article 11 and Article 15, Performance Share Units granted to a Participant shall vest on the Vesting Date in accordance with this Article 9, provided the Participant remains an Eligible Person on the applicable Vesting Date.

9.6 Determination of Performance Percentage. The performance achievement of the Target Milestones for an applicable Performance Period shall be determined by assigning a percentage from 0 per cent to 200 ~~per cent~~percent (or such other range as the Board may determine from time to time) reflecting such performance (the "Performance Percentage").

9.7 Vesting of Performance Share Units Based on Performance Percentage. Unless otherwise determined by the Board, and subject to Article 11, the number of Performance Share Units granted to the Participant which shall vest on the Vesting Date shall be calculated by multiplying (a) the aggregate number of such Performance Share Units by (b) the Performance Percentage. Except where the context requires otherwise, the Performance Share Units which have so vested shall be referred to herein as "Vested Performance Share Units".

Share Unit Account

9.8 Share Unit Account. An account, to be known as a "Share Unit Account", shall be maintained by the Company for each Participant and shall be credited with such Share Units that are granted to the Participant.

9.9 Cancellation of Share Units that Fail to Vest or Are Redeemed. Share Units that fail to vest or be redeemed in accordance with this Article 9 or Article 11 shall be cancelled and shall cease to be recorded in the Share Unit Account of the relevant Participant as of the date on which such Share Units are forfeited or redeemed, as the case may be, and the Participant will have no further right, title or interest in or to such Share Units.

9.10 Dividends. Whenever cash dividends are paid on the Common Shares, additional Share Units will be credited to a Participant's Share Unit Account in accordance with this Section 9.10. The number of such additional Restricted Share Units and/or Performance Share Units, as the case may be, to be so credited will be calculated by dividing (a) the cash dividends that would have been paid to such Participant if the Share Units recorded in the Participant's Share Unit Account as at the record date for the dividend had been Common Shares by (b) the Closing Price on the Trading Day immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of Share Units. The additional Share Units granted to a Participant shall be subject to the same terms and conditions, including vesting and settlement terms, as the corresponding Restricted Share Units or Performance Share Units, as the case may be. No fractional Share Units will thereby be created.

Expiry and Redemption of Share Units

9.11 Term of Share Units. Subject to Article 11 and Section 13.2, the Expiry Date for each Share Unit will be the date determined by the Board and specified in the notice of award pursuant to which such Share Unit is granted (the "Share Unit Expiry Date"), provided that such date may not be later than the earlier of: (i) the date which is the tenth (10th) anniversary of the date on which such Share Unit is granted, and (ii) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange.

9.12 Elected Redemption Date Notice. Except to the extent the award of a Share Unit specifies that redemption will automatically occur on a date prior to the Expiry Date, participants shall elect, by submitting a Redemption Notice, an Elected Redemption Date for Share Units as follows:

(a) Participants that are not U.S. Participants may elect at any time to redeem Vested Share Units on any date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date; and

(b) U.S. Participants may irrevocably elect to have Vested Share Units redeemed on a fixed date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date provided that such election must be irrevocably made prior to the earlier of: (i) receipt by the U.S. Participant of each award of Share Units; and (ii) the first day of the taxable year of the U.S. Participant in which the Performance Period, or other period over which the awards is to be earned and vests, begins. For this purpose a "fixed date" may include any permissible payment event under Section 409A of the Code, for example, Separation from Service or a Change of Control (if also a change of control for purposes of Section 409A of the Code).

If a Participant who is not a U.S. Participant does not elect an Elected Redemption Date in respect of an award of Share Units in accordance with Section 9.12(a), the Share Units shall be redeemed on the Expiry Date in accordance with Section 9.13. If a U.S. Participant does not timely elect an Elected Redemption Date in respect of an award of Share Units in accordance with Section 9.12(b), the Vesting Date shall be deemed to be the Elected Redemption Date and the Share Units shall be redeemed in accordance with Section 9.13.

9.13 Redemption of Share Units. The Company shall redeem the Vested Share Units elected to be redeemed by the Participant on the earlier of (i) within fifteen Business Days of the Elected Redemption Date and (ii) the date set out in Article 11 or Section 12.1, if applicable, by, subject to Section 10.5, at the election of the Participant in the Redemption Notice, issuing to the Participant the number of Common Shares equal to the number of Vested Share Units elected to be redeemed. If the Participant does not elect in the Redemption Notice to have the Vested Share Units redeemed by the issuance of Common Shares then, at the Board's sole discretion, the Vested Share Units shall be redeemed on the earlier of (i) within fifteen Business Days of the Elected Redemption Date and (ii) the date set out in Article 11 or Section 12.1, if applicable, by, subject to Section 10.5: (i) issuing to the Participant the number of Common Shares equal to the number of Vested Share Units elected to be redeemed; (ii) paying the Participant a cash amount equal to the Market Price of such Vested Share Units on the Redemption Date; or (iii) purchasing on the open market the number of Common Shares equal to the number of Vested Share Units to be redeemed for delivery to the Participant. Notwithstanding the foregoing or any other provision in the Plan, if Share Units held by a U.S. Participant will be redeemed as a result of the U.S. Participant's Separation from Service, and such U.S. Participant is a Specified Employee as defined under Section 409A of the Code and applicable regulations at the time of such Separation from Service, the redemption of Share Units that are subject to Section 409A of the Code will be delayed until a date that is six months and one day following the date of the Separation from Service.

Article 10.
GENERAL TERMS OF AWARDS

10.1 Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as determined by the Board and required by applicable law.

10.2 Notice of Award. The Company shall provide the applicable Eligible Person with a notice of an Award promptly after it is granted. If required by the Company, the Eligible Person may be required to return an acknowledgement of such Award in such form as required by the Company.

10.3 Awards May Be Granted Separately or Together. Awards may, in the discretion of the Board, be granted alone, in addition to, or in tandem with, any other Award or any award granted under any plan of the Company or any Affiliate of the Company. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any such other plan of the Company or any Affiliate of the Company may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

10.4 Forms of Payment under Awards. Subject to the terms of this Plan, payments or transfers to be made by the Company or an Affiliate of the Company upon the grant, exercise or payment of an Award may be made in such form or forms as the Board shall determine (including, without limitation, cash in any currency that is accepted as legal tender in the countries in which the Company operates, Common Shares, promissory notes, other securities, other Awards or other property, or any combination thereof), and may be made in a single payment or transfer, in instalments or on a deferred basis, in each case in accordance with rules and procedures established by the Board. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on instalment or deferred payments or the grant or crediting of dividend equivalents with respect to instalment or deferred payments. Notwithstanding the foregoing, the settlement/pay out with respect to Share Units of U.S. Participants will not be accelerated or delayed unless such acceleration or delay is permitted under applicable U.S. tax principles, including, but not limited to, Section 409A of the Code to the extent it is applicable.

10.5 Withholding Tax. The Company or an Affiliate of the Company may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Company or an Affiliate of the Company, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan or the grant of any Options or Share Units or any issuance of Common Shares in relation thereto. Without limiting the generality of the foregoing, the Company may, at its discretion:

(a) deduct and withhold those amounts it is required to remit from any cash remuneration or other amount payable to the Participant, whether or not related to this Plan, upon the exercise of any Options, the redemption of any Share Units or the issuance or transfer of any Common Shares in relation to this Plan;

(b) require the Participant to make a cash payment to the Company equal to the amount required to be remitted, which amount shall be remitted by the Company to the appropriate governmental authority for the account of the Participant; or

(c) sell, or engage a broker to sell, on behalf of the Participant, that number of Common Shares to be issued or transferred upon the exercise of Options or redemption of Share Units such that the amount withheld by the Company from the proceeds (net of selling costs) of such sale will be sufficient to satisfy any taxes required to be remitted by the Company for the account of the Participant.

Where the Company considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant pursuant to this Plan may be made conditional upon the Participant (or other Person) reimbursing or compensating the Company or making arrangements satisfactory to the Company for the payment in a timely manner of all taxes required to be remitted for the account of the Participant.

Each Participant or his or her Legal Representative, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with the Plan (including any taxes and penalties under section 409A of the Code or any applicable law), and neither the Company nor any Affiliate of the Company shall have any obligation to indemnify or otherwise hold such Participant or the Participant's Legal Representative harmless from any or all of such taxes or penalties.

10.6 Restrictions, Stock Exchange Listing. All Common Shares or other securities delivered under this Plan pursuant to any Award or the exercise thereof shall be subject to any restrictions or repurchase rights as the Board may deem advisable under this Plan, applicable securities laws and regulatory requirements, including the requirements of any Stock Exchange, and applicable Canadian corporate laws, and the Board may direct appropriate restrictions or repurchase rights and cause legends to be placed on the certificates for such Common Shares or other securities to reflect such restrictions or repurchase rights, as applicable. If the Common Shares or other securities are traded a Stock Exchange or Stock Exchanges, the Company shall not be required to deliver any Common Shares or other securities covered by an Award unless and until such Common Shares or other securities have been admitted for trading on such Stock Exchange(s).

10.7 Provisions Relating to Common Share Issuances. Each notice of award will contain such provisions, as in the opinion of the Board, are required to ensure that no Common Shares are issued on the exercise or redemption of an Award, as applicable, unless the Board is satisfied that the issuance of such Common Shares will be exempt from all registration or qualification requirements of applicable securities laws and will be permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange. In particular, if required by any regulatory authority to which the Company is subject, including any Stock Exchange, a notice of award may provide that shareholder approval to the grant of an Award must be obtained prior to the exercise or redemption of the Award, as applicable, or to the amendment of the notice of award.

10.8 Compliance with Section 409A. It is intended that Share Units either will be exempt from Section 409A of the Code, or will comply with the requirements of Section 409A of the Code and the provisions of this Plan and related notice of awards will be construed and administered accordingly.

10.9 Change in Status. A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which the Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.

10.10 Non-Transferability of Awards. Awards are not transferable or assignable. Awards may only be exercised by the Participant or in the event of:

(a) the death of the Participant (or, in the case of a Service Provider, the death of the principal in respect of such Service Provider); or

(b) the appointment of a committee or duly appointed attorney of the Participant on the grounds that the Participant is incapable, by reason of physical or mental infirmity, of managing their affairs (or, in the case of a Service Provider, the appointment of a committee or duly appointed attorney of the principal in respect of such Service Provider), by the Participant's Legal Representative.

10.11 No Interest. For greater certainty, no interest shall be payable to Participants in respect of any amount payable under this Plan.

10.12 Conditions. Notwithstanding any of the provisions contained in this Plan or in any notice of award, the Company's obligation to issue Common Shares to a Participant pursuant to the exercise of an Option, redemption of any Share Units or the granting of any Award will be subject to, if applicable:

(a) completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(b) the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

Article 11.
CEASING TO BE AN ELIGIBLE PERSON

11.1 Ceasing to be an Eligible Person. If a Participant ceases to be an Eligible Person (and, in the case of any Participant who is a U.S. Participant, such U.S Participant experiences a Separation from Service) for any reason other than as set out in Sections 11.2 to 11.5 including, without limitation, as a result of such Participant's resignation (other than in circumstances described in Article 15) then:

(a) only the portion of the Option that is vested and exercisable as of the Termination Date may be exercised by the Participant. Any such exercise must be during the period ending on the earlier of (i) thirty (30) days after the Termination Date and (ii) the Option Expiry Date, after which period the Option will expire. For greater certainty, any portion of the Option that is unvested as of the Termination Date shall terminate on the Termination Date;

(b) all Vested Share Units shall be redeemed immediately in accordance with Section 9.13 and all unvested Share Units shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Share Units.

11.2 Termination for Cause. If a Participant is terminated for Cause or a Participant's contract as a Service Provider is terminated by the Company or a Related Entity of the Company before its normal termination date for Cause, including where a Participant resigns from their employment or terminates their contract as a Service Provider after being requested to do so by the Company or a Related Entity of the Company, as an alternative to being terminated for Cause, and as a result the Participant ceases to be an Eligible Person:

(a) then all Options held by such Participant (including those Options that have vested) shall terminate on the Termination Date;

(b) all Vested Share Units and unvested Share Units shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such Share Units.

11.3 Termination without Cause. If a Participant ceases to be an Eligible Person (and, in the case of any Participant who is a U.S. Participant, such U.S. Participant experiences a Separation from Service) as the result of such Participant being terminated as an Employee or Service Provider (prior to the expiry of their term of engagement) without Cause (other than in circumstances described in Article 15):

(a) such portion of the Participant's unvested Options shall vest immediately prior to the Participant's Termination Date, as determined by the formula (A*(B/C)) - D where:

(i) A is the total number of Options (vested and unvested) that were granted on the same date pursuant to the same notice of award as the unvested Options (the "Applicable Options");

(ii) B is the number of completed months from the first day the unvested Options were granted to the Termination Date;

(iii) C is the number of months from the date of grant of the Applicable Options to the latest Vesting Date of the Applicable Options as approved by the Board; and

(iv) D is the total number of vested Applicable Options.

The Expiry Date of all vested Options shall be the earlier of (i) ninety (90) days after the Termination Date and (ii) the Option Expiry Date. For greater certainty, any portion of the Option that is unvested on the Termination Date shall terminate on the Termination Date;

(b) such portion of the Participant's unvested Restricted Share Units shall vest immediately prior to the Participant's Termination Date, as determined by the formula (A*(B/C)) - D where:

(i) A is the total number of Restricted Share Units (vested and unvested) that were granted on the same date pursuant to the same notice of award as the unvested Restricted Share Units plus all and related dividend equivalent Restricted Share Units (vested and unvested) (the "Applicable Restricted Share Units");

(ii) B is the number of completed months from the first day the unvested Restricted Share Units were granted to the Termination Date;

(iii) C is the number of months from the date of grant of the Applicable Restricted Share Units to the latest Vesting Date of the Applicable Restricted Share Units as approved by the Board; and

(iv) D is the total number of vested Applicable Restricted Share Units.

All Vested Restricted Share Units shall be redeemed immediately in accordance with Section 9.13 and all unvested Restricted Share Units on the Termination Date shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant as of the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Restricted Share Units;

(c) a pro rata portion of the Participant's unvested Performance Share Units shall vest in accordance with their terms, based on the product of (i) the product of (y) the number of completed months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period and (z) the number of unvested Performance Share Units and (ii) the Performance Percentage. The Performance Percentage shall be determined at the end of the

Performance Period using the same factors as if the Participant had remained an Eligible Person until the scheduled vesting date for the Performance Share Units. All Vested Performance Share Units shall be redeemed immediately after the last day of the Performance Period pursuant to Section 9.13 and all unvested Performance Share Units on the Termination Date that will not be vested in accordance with this Section 11.3(c) shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant Participant on the Termination Date, and the Participant will have no further right, title or interest in or to such unvested Performance Share Units.

11.4 Death. If a Participant ceases to be an Eligible Person as a result of the Participant's death or if a Participant's contract as a Service Provider is frustrated before its normal termination date due to death, then:

(a) all unvested Options will immediately vest on the Termination Date and the vested Options will continue to be exercisable pursuant to Section 8.2 after the death of the Participant (or, in the case of a Service Provider that is not an individual, the death of the principal which results in the frustration of the Service Provider's contract). The exercise of all vested Options that were granted to the Participant must be effected by a Legal Representative of the Participant's estate (or, in the case of a Service Provider that is not an individual, the Legal Representative of the principal in respect of such Service Provider) or by a Person who acquires the Participant's rights under the Options by bequest or inheritance, and such Options will expire on the earlier of (i) twelve (12) months after the Termination Date and (ii) the Option Expiry Date;

(b) all unvested Share Units granted to the Participant shall vest on the Termination Date and the Termination Date shall be the Vesting Date and all Vested Share Units shall be redeemed immediately pursuant to Section 9.13. The Performance Percentage for each Vested Performance Share Unit shall be 100.

11.5 Retirement of Non U.S. Participants/Disability. If a Participant who is not a U.S. Participant ceases to be an Eligible Person as a result of a Disability or Retirement or if such a Participant's contract as a Service Provider is frustrated before its normal termination date due to a Disability or if a U.S. Participant experiences a Disability then:

(a) all unvested Options shall continue to vest pursuant to their original terms for a period of three years from the Termination Date. The Expiry Date for all Vested Options, including those Options that vest pursuant to the terms of this Section 11.5(a), shall be the period ending on the earlier of (i) three years after the Termination Date and (ii) the Option Expiry Date, after which period the Options will expire;

(b) all unvested Share Units shall continue to vest pursuant to their original terms for a period of three years from the Termination Date. The Expiry Date for all Vested Share Units shall be the earlier of (i) three years after the Termination Date or in the case of a U.S. Participant three years after the Disability or Separation from Service and (ii) the Share Unit Expiry Date. The Performance Percentage for Performance Share

Units that vest pursuant to this Section 11.5(b) shall be determined on the same basis as if the Participant continued to be an Eligible Person.

11.6 Retirement of U.S. Participants. If a U.S. Participant experiences a Separation from Service, as a result of the U.S. Participant's Retirement prior to the Vesting Date of any:

(a) Options awarded to the U.S. Participant, the Board shall determine whether, in respect of each grant of Options, the Options, or any portion thereof, granted to such U.S. Participant shall vest on the Termination Date and in such case the Termination Date shall be the Vesting Date; and

(b) unvested Share Units awarded to the U.S. Participant, the Board shall have the discretion to determine that, in respect of each grant of such Share Units, the Share Units, or a portion thereof, granted to such U.S. Participant shall vest on the Termination Date and in such case the Termination Date shall be the Vesting Date. If the Board determines that any Performance Share Units should vest on the Termination Date then the Board shall determine the Performance Percentage to be applied based on factors determined by the Board in its discretion, including the objective measure of performance toward achievement of the Target Milestones through to the Termination Date and such other factors as the Board determines appropriate in the circumstances. All Vested Restricted Share Units and Restricted Share Units that become vested pursuant to this Section 11.6(b) shall be redeemed immediately in accordance with Section 9.13 and any unvested Restricted Share Units that do not become vested pursuant to this Section 11.6(b) shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant U.S. Participant as of the Termination Date, and the U.S. Participant will have no further right, title or interest in or to such unvested Restricted Share Units; and (ii) all Vested Performance Share Units and Performance Share Units that become vested pursuant to this Section 11.6(b) shall be redeemed immediately after the last day of the Performance Period in accordance with Section 9.13 and any unvested Performance Share Units that do not become vested pursuant to this Section 11.6(b) shall be forfeited and cancelled and cease to be recorded in the Share Unit Account of the relevant U.S. Participant as of the Termination Date, and the U.S. Participant will have no further right, title or interest in or to such unvested Performance Share Units.

Article 12.
CHANGE OF CONTROL

12.1 Change of Control. For purposes of this Section 12.1, with respect to Share Units of U.S. Participants, Change of Control shall mean the events and circumstances described in the Change of Control definition set forth in Section 2.1(n), provided that such event or circumstance also is a "change of control event" within the meaning of Section 409A of the Code. Subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange, and notwithstanding any other provision of this Plan, in the event of a Change of Control, the following provisions shall apply:

(a) in the event of a transaction that would result in a Change of Control the Board may, in its sole discretion, immediately vest all unvested Awards, provided that with respect to Awards granted to U.S. Participants such acceleration of vesting will not change the time of redemption/payment with respect to Share Units that are subject to Section 409A of the Code, except to the extent permitted under Section 409A. If the Board vests any Performance Share Units pursuant to this Section 12.1(a) then, the Performance Percentage for such Vested Performance Share Units shall be between 100 per cent and 200 per cent, as determined by the Board, in its sole discretion; and

(b) in the event of a Change of Control and the termination of an Employee or Service Provider's engagement within 12 months after the Change of Control for any reason other than resignation without Good Reason or termination for Cause:

(i) all unvested Options held by such Participant shall immediately vest on the Termination Date and the Expiry Date of all Vested Options held by the Participant shall be the earlier of (i) twelve months after the Termination Date and (ii) the Option Expiry Date;

(ii) all unvested Restricted Share Units held by such Participant shall immediately be deemed to be Vested Restricted Share Units as of the Termination Date, which, for the purposes of this Section 12.1(b)(ii), shall be deemed to be the Vesting Date, and the Company shall immediately redeem such Vested Restricted Share Units for, at the election of the Participant, (i) Common Shares issued from treasury, (ii) Common Shares purchased on the open market or (iii) a cash amount equal to the Market Price of such Vested Restricted Share Units as of the Termination Date; and

(iii) all unvested Performance Share Units held by such Participant shall immediately be deemed to be Vested Performance Share Units as of the Termination Date, which, for the purposes of this Section 12.1(b)(iii), shall be deemed to be the Vesting Date, based on an assumed Performance Percentage of (a) 100 per cent or (b) at the Board's discretion, between 100 per cent and 200 per cent and the Company shall immediately redeem such Vested Performance Share Units for, at the election of the Participant, (i) Common Shares issued from treasury, (ii) Common Shares purchased on the open market or (iii) a cash amount equal to the Market Price of such Vested Performance Share Units as of the Termination Date;

Notwithstanding the foregoing provisions of this Article 15, the Board may, in its sole discretion, make such determinations as it considers appropriate in the circumstances upon a Change of Control to ensure the fair treatment of Participants in such circumstances in light of the objectives of this Plan, including, without limitation, with respect to the vesting periods and Performance Percentages applicable to any Share Units, the amounts to be paid to Participants on the redemption of any Share Units and/or the termination of this Plan (and, for greater certainty, such determinations may result in different vesting, redemption or payment terms than would result from the operation of Sections 12.1(a) and (b) without such determinations).

12.2 Change of Control - Exercise to Participate in Transaction. Notwithstanding Section 12.1, the Board may, in its sole discretion, allow a Participant to exercise an Option or redeem a Share Unit that has not otherwise vested for Common Shares, and

(a) if a "take-over bid" (within the meaning of applicable securities legislation) made by any Person for the voting securities of the Company would, if successful, result in a Change of Control, then the Participant may exercise such Option or redeem such Share Unit for Common Shares during the period ending on the earlier of the expiration of the take-over bid and the Expiry Date solely for the purpose of depositing the Common Shares related to such Option or Share Unit pursuant to the take-over bid, and

(b) if any other transaction or series of transactions is contemplated, which would, if successful, result in a Change of Control, then the Participant may exercise their Option or redeem their Share Unit for Common Shares during such period as is determined by the Board to be reasonable in the circumstances solely for the purpose of participating in the transaction or series of transactions;

provided that if such Change of Control does not occur then the Participant shall promptly return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation, the Option or Share Unit respecting such Common Shares shall be deemed not to have been exercised or redeemed, as applicable, the Common Shares shall be deemed not to have been issued and in the case of an Option, the Company shall refund to the Participant the aggregate Exercise Price for the Common Shares (unless the Participant elected cashless exercise).

Article 13.
BLACKOUT EXTENSIONS

13.1 Options. Where the Expiry Date for an Option occurs during or within nine (9) Business Days following the end of a Blackout Period, the Expiry Date for such Option automatically shall be extended to the date which is ten (10) Business Days following the end of such Blackout Period.

13.2 Share Units. If the Redemption Date for a Vested Share Unit occurs during or within nine (9) Business Days following the end of a Blackout Period, then, notwithstanding any other provision of this Plan, the Vested Share Unit shall instead be redeemed on, and "Redemption Date" shall mean the date which is ten (10) Business Days after the date on which the Blackout Period ends. In such case, the Company shall redeem all such Vested Share Units in accordance with Section 9.13 as of the Redemption Date, determined in accordance with this Section 13.2, except that if the Vested Share Units are to be redeemed for cash pursuant to Section 9.13(ii) the definition of Market Price shall be amended so that it is calculated based on the volume weighted average trading price of the Common Shares from and including the Trading Day immediately following the end of the Blackout Period up to and including the Trading Day immediately preceding the Redemption Date. Notwithstanding the foregoing, with respect to Share Units of U.S. Participants this Section 13.2 shall not operate to establish a Redemption Date later than December 31st of the calendar year in which the Redemption Date, as determined without reference to this Section 13.2, occurs.

Article 14.
ADJUSTMENTS

14.1 Adjustments. Adjustments will be made at the discretion of the Board to (x) the Exercise Price of an Option, (y) the number of Common Shares or other securities issuable to a Participant upon exercise or redemption of an Award and/or (z) the maximum number of Common Shares that, pursuant to Sections 6.1 and 6.2, may at any time be reserved for issuance pursuant to Awards granted under this Plan in the following events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances:

(a) upon (i) a subdivision of the Common Shares into a greater number of Common Shares, (ii) a consolidation of the Common Shares into a lesser number of Common Shares, or (iii) the issue of a stock dividend to holders of the Common Shares (excluding a stock dividend paid in lieu of a cash dividend in the ordinary course), the Exercise Price will be adjusted accordingly and the Company will deliver, upon exercise of an Option, in addition to or in lieu of the number of Common Shares in respect of which the right to purchase is being exercised, such greater or lesser number of Common Shares as result from the subdivision, consolidation or stock dividend;

(b) upon (i) a capital reorganization, reclassification or change of the Common Shares, or (ii) if the outstanding Common Shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or securities of another company or entity or for other consideration, whether through an arrangement, amalgamation or other similar procedure or otherwise, then on each exercise of the Option which occurs following such events, for each Common Share for which the Option is exercised, the Participant shall instead receive the number and kind of shares or other securities of the Company or other company or other consideration into which such Common Shares would have been changed or for which such Common Shares would have been exchanged if it had been outstanding on the date of such event;

(c) upon the distribution by the Company to holders of the Common Shares of (i) shares of any class (whether of the Company or another Person) other than Common Shares, (ii) rights, options or warrants, (iii) evidences of indebtedness, or (iv) cash (excluding a cash dividend paid in the ordinary course), securities or other property or assets, the Exercise Price will be adjusted accordingly but no adjustment will be made to the number of Common Shares to be delivered upon exercise of an Option;

(d) adjustments to the Exercise Price of an Option will be rounded up to the nearest one cent and adjustments to the number of Common Shares delivered to a Participant upon exercise of an Option and the maximum number of Common Shares that, pursuant to Section 6.1, may at any time be reserved for issuance pursuant to Awards granted under this Plan will be rounded down to the nearest whole Common Share; and

(e) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this Section 14.1 are cumulative.

Appropriate adjustments that are substantially similar in effect to the foregoing will be made at the discretion of the Board in respect of Share Units in the foregoing events and manner, subject to any required regulatory approvals and the right of the Board to make such other or additional adjustments as the Board considers to be appropriate in the circumstances.

14.2 Cancellation. The Board may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards that are otherwise vested, in cash, the value of such Awards based upon the price per Common Share received or to be received by other shareholders of the Company in such event, provided that with respect to Awards to U.S. Participants, such cancellation and payout will be in a manner that does not violate Section 409A of the Code, to the extent it is applicable.

14.3 No Limitation. The grant of any Awards under this Plan will in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

14.4 No Fractional Shares. No adjustment or substitution provided for in this Article 14 will require the Company to issue a fractional Common Share or any other security in respect of any Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

Article 15.
SUSPENSION, AMENDMENT OR TERMINATION OF PLAN

15.1 Suspension, Amendment or Termination of Plan. The Board will have the right, at any time, to suspend or terminate this Plan and, subject to Section 15.2, may:

(a) only to the extent approved by the shareholders of the Company, by ordinary resolution, make any amendment to any Award or this Plan that would:

(i) increase the number of Common Shares, or rolling maximum, reserved for issuance under this Plan as set out in Section 6.1,

(ii) increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of full-value awards as set out in Section 6.2,

(iii) reduce the Exercise Price per Common Share under any Option or cancel any Option and replace such Option with a lower Exercise Price per Common Share under such replacement Option,

(iv) extend the term of an Award beyond its original expiry time,

(v) permit an Award to be transferable or assignable to any Person other than in accordance with Section 10.10,

(vi) expand the scope of persons eligible to participate in the Plan to include non-employee directors, or

(vii) amend this Article 15, or

(b) approve all amendments to the Plan or Awards granted under the Plan, other than those amendments specified in Section 15.1(a), in its discretion without the prior approval of shareholders of the Company. Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval:

(i) amendments of a clerical nature, including, but not limited, to the correction of grammatical or typographical errors or clarification of terms,

(ii) amendments that are necessary for Awards to qualify for favourable treatment under applicable tax laws,

(iii) amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including any Stock Exchange,

(iv) amendments to any vesting provisions of an Award,

(v) amendments to the expiration date of an Award that does not extend the term of an Award past the original date of expiration for such Award,

(vi) amendments which increase the Exercise Price of an Option,

(vii) amendments to the Target Milestones,

(viii) amendments to the Performance Periods,

(ix) amendments to expand the scope of persons eligible to participate in the Plan other than to non-employee directors,

(x) amendments regarding the administration of the Plan, and

(xi) amendments necessary to suspend or terminate the Plan.

Notwithstanding the foregoing, all procedures and necessary approvals required under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including any Stock Exchange, shall be complied with and obtained in connection with any such suspension, termination or amendment to this Plan or amendments to any notice of award. Notwithstanding the foregoing and any other provision in the Plan, with respect to Share Units of U.S. Participants, any action to modify, amend or terminate such Share Units or the Plan will be undertaken in a manner that complies with Section 409A of the Code, to the extent it is applicable, and to the extent required to avoid adverse tax treatment.

15.2 Limitations. In exercising its rights pursuant to Section 15.1, the Board will not have the right to affect in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any Participant under any Award previously granted under this Plan (except: (a) with the consent of such Participant; (b) as permitted pursuant to Article 14; or (c) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any Stock Exchange).

15.3 Powers of the Board Survive Termination. The full powers of the Board as provided for in this Plan will survive the termination of this Plan until all Awards have been exercised, redeemed in full, forfeited or have otherwise expired.

Article 16.
GENERAL

16.1 No Rights as Shareholder. Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Common Shares reserved for the purpose of any Award.

16.2 Agreement. The Company and every Award awarded hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Award granted hereunder, the Participant expressly agrees with the Company to be bound by the terms and conditions of the Plan.

16.3 No Effect on Employment. Nothing in this Plan or any notice of award will confer upon any Participant any right to continue in the employ of or under contract with the Company or its Affiliates, or affect in any way the right of the Company or its Affiliates, to terminate their employment or engagement at any time or terminate their consulting contract, nor will anything in this Plan or any notice of award be deemed or construed to constitute an agreement or an expression of intent, on the part of the Company or its Affiliates to extend the employment of any Participant beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or its Affiliates, or any present or future retirement policy of the Company or its Affiliates, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any employment, engagement or consulting agreement with the Company or its Affiliates. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of this Plan.

16.4 No Obligation to Fund or Secure. Unless otherwise determined by the Board, the Plan, including any right of a Participant hereunder, shall remain an unfunded and unsecured obligation of the Company and any applicable Affiliates of the Company. Neither the establishment of the Plan nor the grant of Awards (or any action taken in connection therewith) shall be deemed to create a trust.

16.5 Administration Costs. The Company will be responsible for all costs relating to the administration of the Plan.

16.6 No Salary Deferral Arrangement. Notwithstanding any other provision of the Plan, it is intended that the Plan and the Awards granted thereunder not be considered "salary deferral arrangements" under the Income Tax Act (Canada) and the Plan shall be administered in accordance with such intention. Without limiting the generality of the foregoing, the Board may make such amendments to the terms of outstanding Awards (including, without limitation, changing the Vesting Dates, Expiry Dates and Redemption Dates thereof) as may be necessary or desirable, in the sole discretion of the Board, so that the Plan and the Awards outstanding thereunder are not considered "salary deferral arrangements".

16.7 No Fettering of Directors' Discretion. Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

16.8 Prior Plans. All options, restricted share units and performance share units granted by the Company prior to the Effective Date shall continue to be governed by the terms of the plans under which such options, restricted share units and performance share units were granted (the "Prior Grants"). For greater certainty, all Common Shares issuable pursuant to the terms of the Prior Grants shall be included when calculating the aggregate number of Common Shares that may be issuable pursuant to Section 6.1.

16.9 Applicable Law. The Plan and any notice of award granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. Any actions, proceedings or claims in any way relating to the Plan shall be commenced in the courts of the Province of British Columbia and the courts of the Province of British Columbia will have the exclusive jurisdiction to entertain any such action, proceeding or claim. The Company, each Participant and his or her Legal Representative, if applicable, hereby attorn to the jurisdiction of the courts of the Province of British Columbia.

SCHEDULE "A"

SSR MINING INC. ~~2017~~2020 SHARE COMPENSATION PLAN

TARGET MILESTONES FOR PERFORMANCE SHARE UNITS

Target Milestone

The Target Milestone for Performance Share Units granted shall be based on the total shareholder return ("TSR") of the Company over the Performance Period compared with the TSR of a peer group of companies approved by the Committee ~~(the “Comparator Companies”)~~ over the same time period.

Performance Percentage

The Performance Percentage shall be determined as follows:

~~(a) for achievement of the Company’s TSR above the 50th percentile and up to the 100th percentile compared to the TSR of the Comparator Companies, the Performance Percentage will range from 101% to 200% calculated on a linear basis;~~

~~(b) if the Company’s TSR is equal to the 50th percentile compared to the TSR of the Comparator Companies, the Performance Percentage will be 100%;~~

~~(c) for achievement of the Company’s TSR above the 33rd percentile but less than the 50th percentile compared to the TSR of the Comparator Companies, the Performance Percentage will range from 51% to 75% calculated on a linear basis;~~

~~(d) if the Company’s TSR is equal to the 33rd percentile as compared to the TSR of the Comparator Companies, the Performance Percentage will be 50%; or~~

~~(e) if the Company’s TSR is less than the 33rd percentile as compared to the TSR of the Comparator Companies, 0%.~~

Performance level (relative TSR)	Payout (% of grant vesting)
>P50 to P100	101% - 200% (linear basis)
=P50	100%
>P33 but <P50	51% - ~~75~~99% (linear basis)
=P33	50%
<P33	Nil

SCHEDULE "B"
BOARD OF DIRECTORS CHARTER

(revised November 2019)

A. PURPOSE

 The Board of Directors (the "Board") of SSR Mining Inc. (the "Company") has the responsibility for the stewardship of the Company and to oversee the conduct of the business of the Company. The Board's fundamental objectives are to enhance and preserve long term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, customers and communities. In overseeing the conduct of the business, the Board, through the Chief Executive Officer ("CEO"), shall set the standards of conduct for the organization.

B. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including selecting its Chair, nominating candidates for election to the Board, constituting committees of the full Board and determining Director compensation.

2. Subject to the Company's constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

3. Directors are elected annually at the Company's annual meeting of shareholders and must meet the requirements of applicable corporate laws and the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada, and stock exchanges on which the Company's securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (collectively, "Securities Laws"). The majority of the Directors and the Chair shall be independent as determined by Securities Laws.

4. Each Director must be elected by a majority (50% +1 vote) of the votes cast with respect to his or her election other than at contested meeting. If a Director is not elected by at least a majority (50% +1 vote) of the votes cast with respect to his or her election, such Director must immediately tender his or her resignation to the Board. The Board shall determine whether or not to accept the resignation within 90 days after the date of the relevant security holders' meeting. The Board shall accept the resignation absent exceptional circumstances and the resignation will be effective when so accepted by the Board. A Director who tenders a resignation pursuant to this provision will not participate in any meeting of the Board or any sub-committee of the Board at which the resignation is considered.

5. The Board shall meet at least four times per year and may also hold additional meetings as considered necessary. The independent Directors shall meet, without members of management, at each regularly scheduled meeting.

6. The Board has developed a calendar of the activities to be undertaken by the Board for each meeting, attached as Appendix A.

C. OUTSIDE CONSULTANTS OR ADVISORS

 At the Company's expense, the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board independently on any matter. The Board shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve a consultant's or advisor's fees and other retention terms.

D. DUTIES AND RESPONSIBILITIES

 The Board's principal duties and responsibilities fall into a number of categories, which are outlined below.

1. Legal Requirements

(a) The Board has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained; and

(b) The Board has the statutory responsibility to:

(i) supervise the management of the business and affairs of the Company;

(ii) act honestly and in good faith with a view to the best interests of the Company;

(iii) exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(iv) act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company's constating documents, Securities Laws and other applicable laws and regulations (collectively, "Applicable Laws").

2. Independence

 The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management.

3. Strategy Determination

 The Board has the responsibility to:

(a) participate with management, in the development of, and ultimately approve, the Company's strategic plan, taking into account, among other things, the opportunities and risks of the Company's business;

(b) approve annual capital and operating budgets that support the Company's ability to meet its strategic objectives;

(c) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(d) approve financial and operating objectives used in determining compensation if they are different from the strategic, capital or operating plans referred to above;

(e) approve material divestitures and acquisitions;

(f) monitor the Company's progress towards its strategic objectives, and revise and alter its direction through management in light of changing circumstances;

(g) conduct periodic reviews of human, technological and capital resources required to implement the Company's strategy and the regulatory, cultural or governmental constraints on the business; and

(h) review, at every regularly scheduled Board meeting if feasible, recent developments that may affect the Company's strategy, and advise management on emerging trends and issues.

4. Financial and Corporate Issues

The Board has the responsibility to:

(a) take reasonable steps to ensure the integrity and effectiveness of the Company's internal controls and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company's internal controls and management information systems;

(b) review operating and financial performance relative to budgets and objectives;

(c) approve the interim and annual financial statements and notes thereto, management's discussion & analysis of financial condition and results of operations, the annual information form and the management information circular;

(d) approve the delegation of financial authority for budgeted and unbudgeted expenditures to the CEO;

(e) upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, appoint the external auditor for the Company and upon recommendation by the Audit Committee, to approve the auditor's fees for audit and interim review services; and

(f) approve significant contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company.

5. Managing Risk

 The Board has the responsibility to:

(a)  understand the principal risks of the business in which the Company is engaged;

(b)  achieve a proper balance between risks incurred and the potential return to shareholders;

(c)  ensure that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Company; and

(d)  be responsible for the Company risk management processes including:

(i)  reviewing the Company's risk register and Enterprise Risk Management framework;

(ii)  receiving reports from management and other Board committees, including without limitation the Audit Committee and the Safety and Sustainability Committee, on the identification, assessment and management of new material risks; and

(iii)  reviewing major risk exposures and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures.

6. Appointment, Training and Monitoring Senior Management

 The Board has the responsibility to:

(a) appoint the CEO, monitor and assess CEO performance against corporate and personal goals and objectives, determine compensation for the CEO, considering the recommendations of the Compensation Committee, and provide advice and counsel in the execution of the CEO's duties;

(b) approve certain decisions relating to senior officers, including:

(i) the appointment and discharge of senior officers;

(ii) compensation and benefits for senior officers;

(iii) acceptance by the CEO of any outside directorships on public companies or any significant public service commitments; and

(iv) employment, consulting, retirement and severance agreements, and other special arrangements proposed for senior officers;

(c) ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior officers; and

(d) to the extent possible, satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company.

7. Policies, Procedures and Compliance

 The Board has the responsibility to:

(a) ensure that the Company operates at all times within Applicable Laws and to the highest ethical and moral standards;

(b) approve and monitor compliance with significant policies and procedures by which the Company is operated;

(c) ensure the Company sets high environmental and community relations standards in its operations and is in compliance with environmental laws and legislation;

(d) ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace; and

(e) review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

8. Governance

 The Board has the responsibility to:

(a) appoint Board committees and delegate to those committees any appropriate powers of the Board;

(b) review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of Directors with the necessary skills and experience to facilitate effective decision-making;

(c) develop the Company's approach to corporate governance; and

(d) review annually its charter and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively.

9. Reporting and Communication

 The Board has the responsibility to:

(a) adopt a communication or disclosure policy for the Company and ensure that the Company has in place effective communication processes with shareholders and other stakeholders (including measures to enable stakeholders to communicate with the independent Directors of the Board) and with financial, regulatory and other institutions and agencies;

(b) ensure that the financial performance of the Company is accurately reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Laws;

(c) ensure that the financial results are reported fairly and in accordance with generally accepted accounting principles and Applicable Laws;

(d) ensure the timely reporting of any other developments that have a significant and material impact on the value of the Company;

(e) approve the content of the Company's major communications to shareholders and the investing public, including the interim and annual financial statements and management's discussion and analysis, the management information circular (including the compensation, discussion and analysis and disclosure of corporate governance practices), the annual information form, any prospectuses that may be issued, and any significant information respecting the Company contained in any documents incorporated by reference in any such prospectuses; and

(f) report to shareholders on its stewardship of the affairs of the Company for the preceding year.

E. INDIVIDUAL DIRECTORS

 Each Director: (a) shall act honestly and in good faith in the best interests of the Company and its shareholders; and (b) must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, each Director shall have the following responsibilities:

1.  Responsibilities of Corporate Stewardship

 Each Director has the responsibility to:

(a) represent the best interests of the Company and its shareholders, assist in the maximization of shareholder value and work towards the long-term success of the Company;

(b) advance the interests of the Company and the effectiveness of the Board by bringing his or her knowledge and experience to bear on the strategic and operational issues facing the Company;

(c) provide constructive counsel to and oversight of management;

(d) respect the confidentiality of information and matters pertaining to the Company;

(e) maintain his or her independence, generally and as defined under Applicable Laws;

(f) be available as a resource to the Board; and

(g) fulfill the legal requirements and obligations of a director and develop a comprehensive understanding of the statutory and fiduciary roles of a director.

2.  Responsibilities of Integrity and Loyalty

 Each Director has the responsibility to:

(a) comply with the Company's governance policies;

(b) disclose to the Corporate Secretary, prior to the beginning of his or her service on the Board, and thereafter as they arise, all actual and potential conflicts of interest; and

(c) disclose to the Chair of the Board, in advance of any Board vote or discussion, if the Board or a committee of the Board is deliberating on a matter that may affect the Director's interests or relationships outside the Company and abstain from discussion and/or voting on such matter as determined to be appropriate.

3.  Responsibilities of Diligence

 Each Director has the responsibility to:

(a) prepare for each Board and committee meeting by reading the reports, minutes and background materials provided for the meeting;

(b) attend in person the annual meeting of the Company and attend all meetings of the Board and all meetings of the committees of the Board of which the Director is a member, in person or by telephone, video conference, or other communication facilities that permit all persons participating in the meeting to communicate with each other; and

(c) as necessary and appropriate, communicate with the Chair and with the President and CEO between meetings, including to provide advance notice of the Director's intention to introduce significant and previously unknown information at a Board meeting.

4.  Responsibilities of Effective Communication

 Each Director has the responsibility to:

(a) participate fully and frankly in the deliberations and discussions of the Board;

(b) encourage free and open discussion of the Company's affairs by the Board;

(c) establish an effective, independent and respected presence and a collegial relationship with other Directors;

(d) focus inquiries on issues related to strategy, policy, and results;

(e) respect the CEO's role as the chief spokesperson for the Company and participate in external communications only at the request of, with the approval of, and in coordination with, the Chair and the CEO;

(f) communicate with the Chair and other Directors between meetings when appropriate;

(g) maintain an inquisitive attitude and strive to raise questions in an appropriate manner and at proper times; and

(h) think, speak and act in a reasoned, independent manner.

5.  Responsibilities of Committee Work

 Each Director has the responsibility to:

(a) participate on committees and become knowledgeable about the purpose and goals of each committee; and

(b) understand the process of committee work and the role of management and staff supporting the committee.

6.  Responsibilities of Knowledge Acquisition

 Each Director has the responsibility to:

(a) become generally knowledgeable about the Company's business and its industry;

(b) participate in Director orientation and education programs developed by the Company or other relevant organizations from time to time;

(c) maintain an understanding of the regulatory, legislative, business, social and political environments within which the Company operates;

(d) become acquainted with the senior officers and key management personnel; and

(e) gain and update his or her knowledge about how the Company's facilities are operated and any related health, safety, security, environmental, community relations and social matters relating thereto by visiting such facilities when appropriate.

F. BOARD CHAIR

1. Appointment of Chair

 The Chair shall be appointed annually by the Board and shall have such skills and abilities appropriate to the appointment of Chair as shall be determined by the Board. The Chair shall be a duly elected member of the Board and shall, unless otherwise considered desirable and approved by the Board, be independent as defined under Securities Laws. Where a vacancy occurs at any time in the position of Chair, it shall be filled by the Board. The Board may remove and replace the Chair at any time.

2. Outside Consultants or Advisors

 The Chair, when he or she considers it necessary or desirable, may retain, at the Company's expense, outside consultants or advisors to advise the Chair or the Board independently on any matter. The Chair shall have the authority to retain and terminate any such consultants or advisors, including authority to review the fees and other retention terms of such persons.

3. Duties

 The Chair is accountable to the Board and shall have the duties of a member of the Board as set out in Applicable Laws. The Chair is responsible for the management, development and effective performance of the Board and leads the Board to ensure that it fulfills its duties as required by Applicable Laws and as set out in these terms of reference. In particular, the Chair shall:

(a) organize the Board to function independently of management;

(b) promote ethical and responsible decision making, appropriate oversight of management and best practices in corporate governance;

(c) ensure the Board has the opportunity to meet without members of management present on a regular basis;

(d) determine, in consultation with the Board and management, the time and places of the meetings of the Board and of the annual meeting of shareholders;

(e) manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities;

(f) co-ordinate with management and the Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(g) provide advice, counsel and mentorship to other members of the Board, the CEO and other senior officers;

(h) preside as chair of each meeting of the Board;

(i) preside as chair of each meeting of the shareholders of the Company;

(j) communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board and its committees as well as to keep members up to date on all major developments concerning the Company; and

(k) ensure the Company, and where appropriate the Board, is adequately represented at official functions and meetings with major shareholder groups, other stakeholders, financial analysts, media and the investment community.

G. COMMITTEE CHAIRS

1. Appointment

 The Chair of each Committee shall be appointed annually by the Board. Each Committee Chair shall be a duly elected member of the Board and independent as determined pursuant to

Securities Laws. Where a vacancy occurs at any time in the position of a Committee Chair, it shall be filled by the Board. The Board may remove and replace a Committee Chair at any time.

2. Duties

 The Chair of a Committee shall lead and oversee the Committee to ensure it fulfills its mandate as set out in its terms of reference. In particular, the Chair shall:

(a) organize the Committee to function independently of management;

(b) ensure that the Committee has an opportunity to meet without members of management present at regular intervals;

(c) determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(d) manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

(e) co-ordinate with management and the secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(f) provide advice and counsel to the CEO and other senior officers in the areas covered by the Committee's mandate;

(g) preside as chair of each meeting of the Committee; and

(h) communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

SCHEDULE "C"
VIRTUAL AGM USER GUIDE

(attached)

C-1

VIRTUAL AGM USER GUIDE

Getting Started

This year's annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the form proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.

In order to participate online:

Before the meeting:

1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/247074210 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox.
2. All securityholders MUST register any 3rd party appointments at www.computershare.com/ssrmining. Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 247-074-210

Password: ssrmining2020 (case sensitive)

To log in, you must have the following information:

Registered Holders
The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.

Appointed Proxy
The user name provided by Computershare via email, provided your appointment has been registered.

Broadcast **The broadcast bar:** Allows you to view and listen to the proceedings.

Home page icon: Displays meeting information

Questions icon: Used to ask questions

Voting icon: Used to vote. Only visible when the chairperson opens poll.

1 To proceed into the meeting, you will need to read and accept the Terms and Conditions.

2 Registered holders: Your user name is the 15 digit control number printed on your proxy form.

Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

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Computershare

3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.

Your Company

4 To view proceedings you must tap the broadcast arrow on your screen.

Toggle between the up and down arrow to view another screen.

TO VOTE

5 When the Chair declares the poll open :

- A voting icon will appear on your device and the Meeting Resolutions will be displayed.
- To vote, tap one of the voting options. Your response will be highlighted.

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

NOTE: Votes may be changed up to the time the chair closes the poll.

TO ASK QUESTIONS

6 Tap on the Questions icon then **press the button** to submit a question.

Compose your question and select the send icon .

Confirmation that your message has been received will appear.

Your Company

NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again.

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